     As filed with the Securities and Exchange Commission on February 6, 2004.

                                                             File No. 333-109919

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         HARTFORD LIFE INSURANCE COMPANY
             (Exact name of registrant as specified in its charter)

                                   CONNECTICUT
         (State or other jurisdiction of incorporation or organization)

                                      6355
            (Primary Standard Industrial Classification Code Number)

                                    06-094148
                     (I.R.S. Employer Identification Number)

                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
               (Address, Including Zip Code, and Telephone Number,
         Including Area Code of Registrant's Principal Executive Office)

                               MARIANNE O'DOHERTY
                         HARTFORD LIFE INSURANCE COMPANY
                                  P.O. BOX 2999
                        HARTFORD, CONNECTICUT 06104-2999
                                 (860) 843-6733
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ X ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE


TITLE OF EACH
CLASS OF               PROPOSED          PROPOSED                                 AMOUNT OF
SECURITIES TO BE       AMOUNT TO BE      OFFERING PRICE      AGGREGATE            REGISTRATION
REGISTERED             REGISTERED        PER UNIT            OFFERING PRICE       FEE
----------------------------------------------------------------------------------------------
Deferred Annuity           *                 *               $1,000,000,000*         $80,900*
Contracts &
Participating
Interests Therein


*The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.

Pursuant to Rule 429(b) of the 1933 Act, unsold securities previously registered on Form S-2 File No. 333-81686 filed initially on January 30, 2002 are being carried forward to this Registration Statement. As of September 30, 2003, the amount of such unsold securities was $607,350,000. The registration fees paid in connection with the registration of such securities was $92,000.00.

The Registrant hereby amends this Registration Statement on such date or dated as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                   PART I

 CRC SELECT
 MODIFIED GUARANTEED ANNUITY CONTRACT
 HARTFORD LIFE INSURANCE COMPANY
 P.O. BOX 5085
 HARTFORD, CONNECTICUT 06102-5085                             [The
 TELEPHONE: 1-800-862-6668 (CONTRACT OWNERS)                  Hartford
 1-800-862-7155 (REGISTERED REPRESENTATIVES)                  LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This prospectus describes information you should know before you purchase CRC Select. Please read it carefully.

CRC Select is a contract between you and Hartford Life Insurance Company where you agree to make one Purchase Payment to us and we agree to pay you interest for a Guarantee Period you select and we agree to make a series of Annuity Payouts at a later date. This annuity is a single premium, tax-deferred, modified guaranteed annuity offered to both individuals and groups. It is:

x  Single premium, because you make a one-time Purchase Payment.

x Tax-deferred, which means you don't pay taxes until you take money out or until we start to make Annuity Payouts.
--------------------------------------------------------------------------------

It is a "modified guaranteed" annuity because Hartford guarantees to pay you your Purchase Payment and the interest earned on that Purchase Payment unless you cancel during the right to examine period, fully or partially Surrender your Contract, transfer to a different Guarantee Period or request Annuity Payouts before the end of your Guarantee Period.

Although we file this prospectus with the Securities and Exchange Commission ("SEC"), the SEC doesn't approve or disapprove of these securities or determine if this prospectus is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense.

This prospectus can also be obtained from the Securities and Exchange Commission's website: (www.sec.gov).

This annuity IS NOT:

 -  A bank deposit or obligation

 -  Federally insured

 -  Endorsed by any bank or governmental agency

This annuity may not be available for sale in all states.
--------------------------------------------------------------------------------

PROSPECTUS DATED: FEBRUARY 12, 2004

2                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

AVAILABLE INFORMATION


We are required by the Securities Exchange Act of 1934 to file reports and other information with the SEC. You may read or copy these reports at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain reports, proxy and information statements and other information about us at the SEC's website at: www.sec.gov.



We filed a registration statement ("Registration Statement") relating to the Contracts offered by this prospectus with the SEC under the Securities Act of 1933. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information contained in the Registration Statement. For more information about the Contracts and us, you may obtain a copy of the Registration Statement in the manner set forth in the preceding paragraph.



One of the reports we filed with the SEC is our Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Another report we filed with the SEC is our Quarterly Report on Form 10-Q for the period ended September 30, 2003. Copies of the Annual Report and the Quarterly Report are included with this prospectus.



In addition, the SEC allows the Hartford to "incorporate by reference" information that Hartford files with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. Hartford can disclose important information to you by referring you to those documents. Information that Hartford files with the SEC will automatically update and supercede the information in this prospectus.



This prospectus incorporates by reference the following documents:



    (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2002;



    (b) Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003; and



    (c) Until this offering has been completed, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.



You may request a copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them), at no cost, by calling the toll-free number or writing to us at the phone number and address on the cover of this prospectus.

HARTFORD LIFE INSURANCE COMPANY                                                3
--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                PAGE
----------------------------------------------------------------------
DEFINITIONS                                                       4
----------------------------------------------------------------------
HIGHLIGHTS                                                        5
----------------------------------------------------------------------
THE CONTRACT                                                      6
----------------------------------------------------------------------
  Annuity Payouts                                                12
----------------------------------------------------------------------
  Miscellaneous Provisions                                       14
----------------------------------------------------------------------
    Investments by Hartford                                      14
----------------------------------------------------------------------
    Amendment of Contracts                                       15
----------------------------------------------------------------------
    Assignment of Contracts                                      15
----------------------------------------------------------------------
    Distribution of Contracts                                    15
----------------------------------------------------------------------
FEDERAL TAX CONSIDERATIONS                                       15
----------------------------------------------------------------------
LEGAL OPINION                                                    22
----------------------------------------------------------------------
EXPERTS                                                          22
----------------------------------------------------------------------
APPENDIX A -- MODIFIED GUARANTEED ANNUITY FOR QUALIFIED
  PLANS                                                          23
----------------------------------------------------------------------
APPENDIX B -- MARKET VALUE ADJUSTMENT                            24
----------------------------------------------------------------------
APPENDIX C -- QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD
  ENDED SEPTEMBER 30, 2003
----------------------------------------------------------------------
APPENDIX D -- ANNUAL REPORT ON FORM 10-K FOR FISCAL YEAR
  ENDED DECEMBER 31, 2002
----------------------------------------------------------------------

4                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

DEFINITIONS

These terms are capitalized when used throughout this prospectus. Please refer to these defined terms if you have any questions as you read your prospectus.

ADMINISTRATIVE OFFICE OF THE COMPANY -- Our location and overnight mailing address is: 200 Hopmeadow Street, Simsbury, Connecticut 06089. Our standard mailing address is: Investment Product Services, P.O. Box 5085, Hartford, CT 06102-5085

ANNUITANT -- The person on whose life this Contract is based. The Annuitant may not be changed.

ANNUITY COMMENCEMENT DATE -- The date we start to make Annuity Payouts.

CODE -- The Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT -- The person you designate to become the Annuitant if the Annuitant dies prior to the Annuity Commencement Date.

CONTRACT -- The individual Annuity Contract and any endorsements or riders. Group participants and some individuals will receive a certificate rather than a Contract.

CONTRACT OWNER OR YOU -- The owner or holder of this Contract.

CONTRACT VALUE -- The sum of your Purchase Payment and all interest earned minus any Surrenders and any applicable Premium Taxes.

CONTRACT YEAR -- The 12 months following the date you purchased your annuity and then each subsequent year.

HARTFORD, WE, US OR OUR -- Hartford Life Insurance Company. Only Hartford is a capitalized term in the prospectus.

JOINT ANNUITANT -- The person on whose life Annuity Payouts are based if the Annuitant dies after the Annuity Calculation Date. You may name a Joint Annuitant only if your Annuity Payout Option provides for a survivor. The Joint Annuitant may not be changed.

MARKET VALUE ADJUSTMENT -- An adjustment that either increases or decreases the amount we pay you under certain circumstances.

POWER OF ATTORNEY -- You may authorize another person to act on your behalf by submitting a completed Power of Attorney form. Once we have the completed form on file, we will accept instructions from your designated third party until we receive instructions terminating the power of attorney in writing from you. You may not be able to make changes to your Contract if you have authorized someone else to act under a power of attorney.

HARTFORD LIFE INSURANCE COMPANY                                                5
--------------------------------------------------------------------------------

HIGHLIGHTS

HOW DO I PURCHASE THIS ANNUITY?
You must complete our application or order request and submit it to us for approval with your Purchase Payment. Your Purchase Payment must be at least $5,000, unless this Contract is purchased as part of certain retirement plans.

 - For a limited time, usually within ten days after you receive your annuity, you may cancel it without paying a Surrender Charge. Your Purchase Payment will be subject to a Market Value Adjustment.

WHAT IS A GUARANTEE PERIOD?

A Guarantee Period is the length of time you select for which Hartford guarantees to pay you interest. The interest rate we credit depends on the Guarantee Period you select. We currently offer Guarantee Periods of five years, six years, seven years, eight years, nine years and ten years.

WHAT HAPPENS AT THE END OF EACH GUARANTEE PERIOD?

We will notify you of your options before the end of your Guarantee Period. These options currently include:

- Fully Surrendering your Contract,

- Having your Contract Value rollover to a Subsequent Guarantee Period of the same length of time,

- Transferring to a Guarantee Period of a different duration,

- Asking us to begin making Annuity Payouts,

- Purchasing a variable annuity issued by Hartford, or

- Any other option that may become available.

UNLESS WE RECEIVE WRITTEN INSTRUCTIONS FROM YOU SELECTING A DIFFERENT OPTION, HARTFORD WILL ROLL YOUR CONTRACT VALUE INTO A SUBSEQUENT GUARANTEE PERIOD FOR THE SAME LENGTH OF TIME. YOUR CONTRACT WILL RECEIVE THE INTEREST RATE WE HAVE ESTABLISHED FOR THAT NEW GUARANTEE PERIOD.

CAN I TAKE OUT ANY OF MY MONEY?

You may Surrender all or part of your Contract Value or transfer to a different Guarantee Period at any time before we start making Annuity Payouts. You may not Surrender any of your Contract Value after we begin making Annuity Payouts.

 -  You may have to pay a Surrender Charge.

We may charge you a Surrender Charge when you partially or fully Surrender your annuity. The percentage of the Surrender Charge assessed will depend on the length of time that has lapsed from the beginning of the Guarantee Period in effect at the time you request your Surrender to the date we receive your request for Surrender. You may take out all or some of the interest we have credited to your Contract Value in the 12 months prior to your request without a Surrender Charge.

 -  You may have a Market Value Adjustment.

If you request a Surrender, cancel during the right to examine period, transfer to a new Guarantee Period, or begin to take Annuity Payouts before the end of your Guarantee Period, the amount you receive will be modified to include a Market Value Adjustment. A Market Value Adjustment, which is described later, may decrease or increase the amount you receive, depending on whether interest rates have risen or fallen since the beginning of your Guarantee Period. You may take out all or some of the interest we have credited to your Contract Value in the 12 months prior to your request without a Market Value Adjustment.

 - You may have to pay income tax on any money you take out and, if you Surrender before you are age 59 1/2, you may have to pay an income tax penalty.

WILL HARTFORD PAY A DEATH BENEFIT?

There is a Death Benefit if the Contract Owner, joint contract owner or Annuitant die before we begin to make Annuity Payouts. This Death Benefit is equal to the Contract Value on the date we receive a certified death certificate or other proof of death acceptable to us.

Depending on the Annuity Payout Option you select, we may pay a Death Benefit after we begin to make Annuity Payouts.

WHAT ANNUITY PAYOUT OPTIONS ARE AVAILABLE?

You may choose one of the following Annuity Payout Options: Life Annuity, Life Annuity with a Cash Refund, Life Annuity with Payments for a Period Certain, Joint and Last Survivor Life Annuity, Joint and Last Survivor Life Annuity with Payments for a Period Certain, and Payments for a Period Certain. We may make other Annuity Payout Options available at any time.

You must begin to take Annuity Payouts by end of the Guarantee Period immediately following the Annuitant's 90th birthday or the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments subject to the laws and regulations then in effect and our approval.

If the end of your Guarantee Period occurs after the Annuity Commencement Date, we begin Annuity Payouts on the Annuity Commencement Date, unless you change that date to coincide with the end of the Guarantee Period. If we begin to make Annuity Payouts before the end of your Guarantee Period, a Market Value Adjustment will be made to your Contract Value.

If you do not tell us what Annuity Payout Option you want before the Annuity Commencement Date, we will make payments under the Life Annuity with a 10-year Period Certain Annuity Payout Option.

6                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

THE CONTRACT

WHAT TYPES OF CONTRACTS ARE AVAILABLE?

The Contract is an individual tax-deferred modified guaranteed annuity contract. It is designed for retirement planning purposes and may be purchased by any individual, group, or trust, including:

- IRAs adopted according to Section 408 of the Code;

- Annuity purchase plans adopted by public school systems and certain tax-exempt organizations according to Section 403(b) of the Code;

The examples above represent Qualified Contracts, as defined by the Code. In addition, individuals and trusts can also purchase Contracts that are not part of a tax qualified retirement plan. These are known as Non-Qualified Contracts.

If you are purchasing the Contract for use in an IRA or qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or qualified plan receives tax deferred treatment under the Code.

This Contract is not available in Puerto Rico or Maryland.

HOW DO I PURCHASE A CONTRACT?

You may purchase a Contract by completing and submitting an application or an order request along with your Purchase Payment. For most Contracts, the minimum Purchase Payment is $5,000, unless the Contract is purchased as part of certain retirement plans. Prior approval is required for a Purchase Payment of $1,000,000 or more.

You may not make additional Purchase Payments to this Contract, but you may purchase a new contract. The new contracts may have different Guarantee Periods and will earn interest at the rate set for those new contracts.

Neither you nor your Annuitant must have had your 86th birthday on the date that your Contract is issued. You must be of legal age in the state where the Contract is being purchased or a guardian must act on your behalf.

HOW IS THE PURCHASE PAYMENT APPLIED TO MY CONTRACT?

Your Contract will be issued after we receive your Purchase Payment. Your Purchase Payment becomes part of a non-unitized separate account established by Hartford. You have no priority claim on assets in this separate account. All assets of Hartford, including those in this separate account, are available to meet Hartford's guarantees under the Contract and are available to meet the general obligations of Hartford.

If the request or other information accompanying the Purchase Payment is incomplete when we receive it, we will hold the money in a non-interest bearing account for up to three weeks while we try to obtain complete information. For Contracts issued in New York, we will hold the money in a non-interest bearing account for up to ten days. If we cannot obtain the information within that time, we will either return the Purchase Payment and explain why the Purchase Payment could not be processed or keep the Purchase Payment if you authorize us to keep it until you provide the necessary information.

We will send you a confirmation after we apply your Purchase Payment.

CAN I CANCEL MY CONTRACT AFTER I PURCHASE IT?

We want you to be satisfied with the Contract you have purchased. We urge you to closely examine its provisions. If for any reason you are not satisfied with your Contract, simply return it within ten days after you receive it with a written request for cancellation that indicates your tax-withholding instructions. In some states, you may be allowed more time to cancel your Contract. We will not deduct any Surrender Charge during this time, however a Market Value Adjustment, which is described later, may apply. We may require additional information, including a signature guarantee, before we can cancel your Contract.

The amount we pay you upon cancellation depends on the requirements of the state where you purchased your Contract, the method of purchase, the type of Contract you purchased and your age.

WHAT IS A GUARANTEE PERIOD?

A Guarantee Period is the length of time you select for which Hartford guarantees to pay you interest. The interest rate we credit depends on the Guarantee Period you select. We currently offer Guarantee Periods of five years, six years, seven years, eight years, nine years and ten years. We reserve the right to establish new Guarantee Periods, modify these Guarantee Periods or eliminate some or all of these Guarantee Periods in the future. You choose the length of your Guarantee Period when you purchase your Contract. This is your Initial Guarantee Period. Your Initial Guarantee Period will determine your Initial Guarantee Rate or the rate of interest credited to your Purchase Payment. The Initial Guarantee Rate will never be less than 3% on an annual basis.

If you transfer to a new Guarantee Period or reach the end of the Initial Guarantee Period and allow this Contract to "rollover" to another Guarantee Period of the same length of time, this is a Subsequent Guarantee Period. Basically, any Guarantee Period that is not an Initial Guarantee Period is a Subsequent Guarantee Period. During a Subsequent Guarantee Period, your Contract earns interest at the Subsequent Guarantee Rate, which will never be less than 3% on an annual basis.

Hartford, in its sole discretion, determines the interest rates credited to each Guarantee Period. These interest rates generally reflect prevailing interest rates of other investments that are similar in nature and duration. In computing our interest rates, we may also consider the impact of regulations, taxes, sales commissions, administrative expenses, general economic trends and competitive factors. Contracts with Purchase Payments of $1,000,000 or more may earn interest at a different rate than

HARTFORD LIFE INSURANCE COMPANY                                                7
--------------------------------------------------------------------------------
other Contracts with the same Guarantee Period. Hartford or its agents cannot predict nor guarantee our future interest rates.

CAN I TRANSFER INTO A DIFFERENT GUARANTEE PERIOD?

Once each Contract Year, beginning after the first Contract Year, you may transfer from your Guarantee Period into a Guarantee Period of a different duration, provided the new Guarantee Period you select is at least five years or longer. There is no Surrender Charge for such a transfer. While we currently do not impose a transfer charge, we reserve the right to charge a fee of up to $50 for each transfer. A Market Value Adjustment, which is described later, will be applied to your Contract Value at the time of transfer, unless the transfer occurs at the end of the Guarantee Period. The amount transferred into the new Guarantee Period is equal to the Contract Value of the old Guarantee Period on the date of the transfer minus or plus the Market Value Adjustment.

While you may transfer to a different Guarantee Period with a duration of 5 years or more, you cannot transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to transfer into a new Guarantee Period unless you extended your Annuity Commencement Date.

WHAT HAPPENS AT THE END OF EACH GUARANTEE PERIOD?

We will notify you of your options before the end of your Guarantee Period. These options currently include:

- Fully Surrendering your Contract,

- Having your Contract Value rollover to a Subsequent Guarantee Period of the same length of time,

- Transferring to a Guarantee Period of a different duration,

- Asking us to begin making Annuity Payouts,

- Purchase a variable annuity from Hartford, or

- Any other option that may become available.

Unless we receive written instructions from you selecting a different option, Hartford will roll your Contract Value into a Subsequent Guarantee Period of the same length of time. Your Contract will receive the interest rate we have established for that new Guarantee Period. If we roll your Contract Value into a Subsequent Guarantee Period because we have not received any other instructions from you, Hartford will, for some period of time after the end of your Guarantee Period, allow you to exercise a different option. Currently, we will allow 21 days after the end of a Guarantee Period to request a different option. However, Hartford reserves the right to change or terminate this administrative processing period. A request for a different option received during this time will be treated as if it was received prior to the end of the current Guarantee Period. However, a request to transfer to another Guarantee Period of a different duration is processed as of the date we receive the request and receives the interest rate credited to that Guarantee Period as of that date.

If you rollover into a Subsequent Guarantee Period or transfer to a Guarantee Period of a different duration, you cannot rollover or transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to rollover or transfer into a new Guarantee Period with a duration longer than three years unless you extended your Annuity Commencement Date.

FOR CONTRACTS PURCHASED IN NEW YORK -- We will notify you of your options at least 15 days, but no more than 45 days, before the end of your Guarantee Period. If you fully or partially Surrender your Contract within the 30 day period prior to the end of your Guarantee Period, no Surrender Charge is deducted or Market Value Adjustment made.

HOW IS THE VALUE OF MY CONTRACT CALCULATED BEFORE THE ANNUITY COMMENCEMENT DATE?

We calculate your Contract Value by deducting any applicable Premium Tax from your Purchase Payment, or your rollover value, if you are in a Subsequent Guarantee Period. We then credit your Contract Value on a daily basis with an amount that is equivalent to your Guarantee Period's interest rate on an annual basis and deduct any partial Surrenders.

The following example shows how interest would be credited to your Contract Value. The example assumes you purchased a Contract with a five-year Guarantee Period crediting a hypothetical Initial Guarantee Rate of 5% on an annual basis. The example assumes no money is taken from the Contract during the Guarantee Period. We are using a hypothetical interest rate of 5%. This interest rate is for illustration only and is no indication of future interest rates. Actual interest rates may be more or less than those shown.

Year one                                 $10,000       Purchase Payment or rollover value
                                         $   500       total year's interest payments
                                         -------
                                         $10,500       end of year Contract Value

Year two                                 $10,500       beginning Contract Value
                                         $   525       total year's interest payments
                                         -------
                                         $11,025       end of year Contract Value

8                                                HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

Year three                               $11,025       beginning Contract Value
                                         $   551       total year's interest payments
                                         -------
                                         $11,576       end of year Contract Value

Year four                                $11,576       beginning Contract Value
                                         $   579       total year's interest payments
                                         -------
                                         $12,155       end of year Contract Value

Year five                                $12,155       beginning Contract Value
                                         $   608       total year's interest payments
                                         -------
                                         $12,763       end of year Contract Value

Once each Contract Year, we will send you a statement which shows

 -  your Contract Value as of the end of the preceding Contract Year,

 -  any money you take out of your Contract during the Contract Year,

 -  your Contract Value at the end of the current Contract Year, and

 -  the annual rate of interest being credited to your Contract.

FEES AND CHARGES

WHAT HAPPENS IF I REQUEST A SURRENDER BEFORE THE END OF THE GUARANTEE PERIOD?

We don't charge you a sales charge when you purchase this Contract or assess any annual fees. However, if you want to take money out of the Contract before the end of your Guarantee Period, there are two charges we may assess, plus a Market Value Adjustment that may, at times, result in a deduction. The two charges are Premium Tax and a Surrender Charge.

x  PREMIUM TAXES

We deduct Premium Taxes, if required, by a state or other government agency. Some states collect the taxes when Purchase Payments are made; others collect at annuitization. Since we pay Premium Taxes when they are required by applicable law, we may deduct them from your Contract when we pay the taxes, upon Surrender, or on the Annuity Commencement Date. The Premium Tax rate varies by state or municipality. Currently, the maximum rate charged by any state is 5.0%.

x SURRENDER CHARGE -- The Surrender Charge covers some of the expenses relating to the sale and distribution of the Contract, including commissions paid to registered representatives and the cost of preparing sales literature and other promotional activities.

We assess a Surrender Charge when you request a full or partial Surrender, unless your Surrender occurs at the end of a Guarantee Period. The percentage we assess for the Surrender Charge varies according to the length of time between the beginning of the Guarantee Period in effect at the time of your Surrender and the date of your request for Surrender. When you request a Surrender, we deduct the dollar amount you request from your Contract Value. Then we subtract any interest we have credited to your Contract in the 12 months prior to the request for Surrender that has not already been withdrawn from the amount requested for Surrender. This difference is then the amount subject to a Surrender Charge. We then determine the appropriate percentage of Surrender Charge, if any, to be deducted by calculating the length of time the money has been part of your present Guarantee Period. We deduct the percentage of the amount Surrendered from the amount you requested, and, provided there is no Market Value Adjustment, pay you that amount.

If you are in your Initial Guarantee Period, the percentage we deduct is equal to:

------------------------------------------
NUMBER OF YEARS FROM THE
BEGINNING OF THE INITIAL
    GUARANTEE PERIOD      SURRENDER CHARGE
           1                    6%
------------------------------------------
           2                    6%
------------------------------------------
           3                    5%
------------------------------------------
           4                    4%
------------------------------------------
           5                    3%
------------------------------------------
           6                    2%
------------------------------------------
           7                    2%
------------------------------------------
           8+                   2%
------------------------------------------

If you are in a Subsequent Guarantee Period, the percentage we deduct is equal to:

 NUMBER OF YEARS FROM THE
     BEGINNING OF ANY
SUBSEQUENT GUARANTEE PERIOD  SURRENDER CHARGE
---------------------------------------------
             1                     4%
---------------------------------------------
             2                     3%
---------------------------------------------
             3                     2%
---------------------------------------------
             4                     2%
---------------------------------------------
             5                     2%
---------------------------------------------
             6                     2%
---------------------------------------------
             7                     2%
---------------------------------------------
            8+                     2%
---------------------------------------------

HARTFORD LIFE INSURANCE COMPANY                                                9
--------------------------------------------------------------------------------

If you purchase your Contract in New York, and you are in your Initial Guarantee Period, the percentage we deduct is equal to:

NUMBER OF YEARS FROM THE
    BEGINNING OF THE
INITIAL GUARANTEE PERIOD  SURRENDER CHARGE
------------------------------------------
       1 or less                7%
------------------------------------------
           2                    6%
------------------------------------------
           3                    5%
------------------------------------------
           4                    4%
------------------------------------------
           5                    3%
------------------------------------------
           6                    2%
------------------------------------------
           7                    1%
------------------------------------------
           8                    0%
------------------------------------------
           9                    0%
------------------------------------------
           10                   0%
------------------------------------------

If you purchase your Contract in New York and you are in a Subsequent Guarantee Period of five (5) years or more, the percentage we deduct is equal to:

 NUMBER OF YEARS FROM THE
      BEGINNING OF A
SUBSEQUENT GUARANTEE PERIOD  SURRENDER CHARGE
---------------------------------------------
         1 or less                 5%
---------------------------------------------
             2                     4%
---------------------------------------------
             3                     3%
---------------------------------------------
             4                     2%
---------------------------------------------
             5                     1%
---------------------------------------------
             6                     0%
---------------------------------------------
             7                     0%
---------------------------------------------
             8                     0%
---------------------------------------------
             9                     0%
---------------------------------------------
            10                     0%
---------------------------------------------

If you purchase your Contract in New York and you are in a Subsequent Guarantee Period of four (4) years or less, the percentage we deduct is equal to:

 NUMBER OF YEARS FROM THE
      BEGINNING OF A
SUBSEQUENT GUARANTEE PERIOD      SURRENDER CHARGE
------------------------------------------------------
                               1% multiplied by the
                              number of years in the
         1 or less               Guarantee Period
------------------------------------------------------
                              The percentage used for
             2                Year 1 or less minus 1%
------------------------------------------------------
                              The percentage used for
             3                    Year 2 minus 1%
------------------------------------------------------
                              The percentage used for
             4                    Year 3 minus 1%
------------------------------------------------------

THE FOLLOWING SITUATIONS ARE NOT SUBJECT TO A SURRENDER CHARGE:

- Surrenders made at the end of a Guarantee Period.

- Surrender of interest that has been credited to the Contract Value during the 12 months prior to the Surrender that has not previously been withdrawn.

- Upon death of the Annuitant, joint owner or Contract Owner.

- Upon Annuitization.

- Upon cancellation during the right to examine period.

- Required Minimum Distributions from IRAs or 403(b) plans.

SURRENDERS MADE UNDER THE NURSING HOME WAIVER RIDER. We will waive any Surrender Charge applicable to a partial or full Surrender if you, the joint owner or the Annuitant, is confined for at least 180 calendar days to a: (a) hospital recognized as a general hospital by the proper authority of the state in which it is located; or (b) hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; or (c) facility certified by Medicare as a hospital or long-term care facility; or (d) nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day. If you, the joint owner or the Annuitant is confined when you purchase the Contract, this waiver is not available. For the waiver to apply, you must: (a) have owned the Contract continuously since it was issued,
(b) provide written proof of confinement satisfactory to us, and (c) request the Surrender within 91 calendar days of the last day of confinement. Your confinement must be at the recommendation of a physician for medically necessary reasons. This waiver may not be available in all states. Please contact your registered representative or us to determine if it is available for you.

MARKET VALUE ADJUSTMENT

If you request to Surrender, cancel during the right to examine period, transfer to a new Guarantee Period or ask that we begin to make Annuity Payouts at any time other than at the end of your Guarantee Period, we may apply a Market Value Adjustment. That means that the amount we pay you for a Surrender or the Contract Value we transfer to a new Guarantee Period or use to determine your Annuity Payouts will be adjusted up or down.

The Market Value Adjustment reflects both the amount of time left in your Guarantee Period, and, the difference between the Guarantee Rate credited to your current Guarantee Period and the interest rate we are crediting to a new Guarantee Period with a duration equal to the amount of time left in your Guarantee Period. If your Guarantee Period's interest rate is lower than the interest rate we are currently crediting the new Guarantee Period, then the application of the Market Value Adjustment will reduce the amount you receive. Conversely, if your Guarantee Period's interest rate is higher than the interest rate we are crediting for the new Guarantee Period, then the application of the Market Value Adjustment will increase the amount you receive.

10                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

For example, assume you purchase a Contract with an Initial Guarantee Period of ten years crediting interest at an Initial Guarantee Rate of 8% on an annual basis. You request a partial Surrender at the end of the seventh Contract Year. At that time you request a Surrender, Hartford's interest rate was 6% on an annual basis for Subsequent Guarantee Periods with a three-year duration, the amount of time left in your Initial Guarantee Period. Then the amount payable upon partial Surrender will increase after the application of the Market Value Adjustment. On the other hand, if Hartford was crediting an interest rate higher than your 8% Initial Guarantee Rate, then the application of the Market Value Adjustment will decrease the amount payable to you upon partial Surrender.

The Market Value Adjustment will apply to any request to Surrender, cancel during the right to examine period, transfer to a new Guarantee Period prior to the end of a Guarantee Period, or if you ask us to begin Annuity Payouts prior to the end of a Guarantee Period except:

- Previous 12 months' interest payments that you ask us to send to you that you have not previously Surrendered.

- Distributions made due to death.

- Payments we make to you as part of your Annuity Payout.

The actual formula for calculating the Market Value Adjustment is set forth in the Appendix B that also contains an additional illustrations of the application of the Market Value Adjustment.

Since the interest rates Hartford credits may reflect, in part, the investment yields available to Hartford (see "Investments by Hartford"); the Market Value Adjustment may also reflect, in part, the levels of such yields. It is possible, therefore, that should such yields increase significantly from the time you purchased your Contract, coupled with the application of the Surrender Charges, the amount you would receive upon a full Surrender of your Contract could be less than your original Purchase Payment.

WE MAY OFFER, IN OUR DISCRETION, REDUCED FEES AND CHARGES FOR CERTAIN CONTRACTS THAT MAY RESULT IN DECREASED COSTS AND EXPENSES. REDUCTIONS IN THESE FEES AND CHARGES WILL NOT BE UNFAIRLY DISCRIMINATORY AGAINST ANY CONTRACT OWNER.

SURRENDERS

ARE THERE ANY RESTRICTIONS ON PARTIAL SURRENDERS?

If you request a partial Surrender before we begin to make Annuity Payouts, there are two restrictions:

- The amount you want to Surrender must be at least equal to $1,000, our current minimum for partial Surrenders, and

- The Contract must have a minimum Contract Value of $5,000 after the Surrender.

The above restrictions do not apply if you Surrender interest that has been credited to the Contract Value during the 12 months prior to Surrender.

We reserve the right to terminate your Contract and pay you the Contract Value minus any applicable charges or adjustments if your Contract Value is under the minimum after the Surrender.

HOW DO I REQUEST A SURRENDER?

Requests for Surrenders must be in writing. To request a full or partial Surrender, complete a Surrender Form or send us a letter, signed by you, stating:

- the dollar amount that you want to receive, either before or after we withhold taxes and deduct for any applicable charges,

- your tax withholding amount or percentage, if any, and

- your mailing address.

If there are joint Contract Owners, both must authorize all Surrenders.

We may defer payment of any partial or full Surrender for a period not exceeding six months from the date of our receipt of your notice of Surrender or the period permitted by state insurance law, if less. We may defer a Surrender payment more than 10 days and, if we do, we will pay interest of at least 3% per annum on the amount deferred.

WHAT SHOULD BE CONSIDERED ABOUT TAXES?

There are certain tax consequences associated with Surrenders:

PRIOR TO AGE 59 1/2 -- If you make a Surrender prior to age 59 1/2, there may be adverse tax consequences including a 10% federal income tax penalty on the taxable portion of the Surrender payment. Surrendering before age 59 1/2 may also affect the continuing tax-qualified status of some Contracts.

WE DO NOT MONITOR SURRENDER REQUESTS. TO DETERMINE WHETHER A SURRENDER IS PERMISSIBLE, WITH OR WITHOUT FEDERAL INCOME TAX PENALTY, PLEASE CONSULT YOUR PERSONAL TAX ADVISER.

MORE THAN ONE CONTRACT ISSUED IN THE SAME CALENDAR YEAR -- If you own more than one Contract issued by us or our affiliates in the same calendar year, then these Contracts may be treated as one Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. Please consult your tax adviser for additional information.

INTERNAL REVENUE CODE SECTION 403(b) ANNUITIES -- As of December 31, 1988, all
section 403(b) annuities have limits on full and partial Surrenders. Contributions to your Contract made after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed unless you are:
(a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship (cash value increases may not be distributed for hardships prior to age 59 1/2). Distributions prior to age
59 1/2 due to financial hardship; unemployment or retirement may still be subject to a penalty tax of 10%.

WE ENCOURAGE YOU TO CONSULT WITH YOUR TAX ADVISER BEFORE MAKING ANY SURRENDERS. PLEASE SEE THE "FEDERAL TAX CONSIDERATIONS" SECTION FOR MORE INFORMATION.

HARTFORD LIFE INSURANCE COMPANY                                               11
--------------------------------------------------------------------------------

DEATH BENEFIT

WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED?

Before we begin to make Annuity Payouts, we will pay a Death Benefit upon the death of the Contract Owner, joint owner, or the Annuitant, if there is no surviving Contingent Annuitant. The Death Benefit is calculated when we receive a certified death certificate or other legal document acceptable to us. The Death Benefit we pay is equal to the Contract Value on the date we receive the certified death certificate or other legal document.

HOW IS THE DEATH BENEFIT PAID?

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option. When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions acceptable to us.

If the Contract Owner dies before we begin to make Annuity Payouts, the Beneficiary may elect to leave proceeds from the Death Benefit with us for up to five years from the date of the Contract Owner's death under the Annuity Proceeds Settlement Option "Death Benefit Remaining with the Company". The proceeds will remain in the same Guarantee Period in effect at the time of death and receive the same interest rate credited to that Contract. If the Guarantee Period has more than five years remaining, then Hartford will, before the completion of the 5th Contract Year after the death of the Contract Owner, terminate the Contract and waiving all Surrender Charges, pay the Contract Value to the Beneficiary. A Market Value Adjustment will be applicable.

The Beneficiary of a non-qualified Contract or IRA may also elect the "Single Life Expectancy Only" option. This option allows the Beneficiary to take the Death Benefit in a series of payments spread over a period equal to the Beneficiary's remaining life expectancy. Distributions are calculated based on IRS life expectancy tables. This option is subject to different limitations and conditions depending on whether the Contract is non-qualified or an IRA.

REQUIRED DISTRIBUTIONS -- If the Contract Owner dies before the Annuity Commencement Date, the Death Benefit must be distributed within five years after death. The Beneficiary can choose any Annuity Payout Option that results in complete Annuity Payout within five years.

If the Contract Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option with a Payout upon Death Benefit, any remaining value must be distributed at least as rapidly as under the Annuity Payout Option being used as of the Contract Owner's death.

If the Contract Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Contract Owner in the situations described above and any change in the original Annuitant will be treated as the death of the Contract Owner.

WHAT SHOULD THE BENEFICIARY CONSIDER?

ALTERNATIVES TO THE REQUIRED DISTRIBUTIONS -- The selection of an Annuity Payout Option and the timing of the selection will have an impact on the tax treatment of the Death Benefit. To receive favorable tax treatment, the Annuity Payout Option selected: (a) cannot extend beyond the Beneficiary's life or life expectancy, and (b) must begin within one year of the date of death.

If these conditions are NOT met, the Death Benefit will be treated as a lump sum payment for tax purposes. This sum will be taxable in the year in which it is considered received.

SPOUSAL CONTRACT CONTINUATION -- If the Contract Owner dies, the Contract Owner's spouse, if named as a Beneficiary, may elect to continue the Contract as the new Contract Owner. This spousal continuation is available only once for each Contract. The spouse may, in the alternative, elect to receive the Death Benefit in one lump sum payment or have the Death Benefit paid under one of the Annuity Payout Options.

WHO WILL RECEIVE THE DEATH BENEFIT?

The distribution of the Death Benefit is based on whether death is before, on or after the Annuity Commencement Date.

12                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

IF DEATH OCCURS BEFORE THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .          AND . . .                   AND . . .                 THEN THE . . .
Contract Owner                There is a surviving joint  The Annuitant is living or  Joint Contract Owner
                              Contract Owner              deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Designated Beneficiary
                              joint Contract Owner        deceased                    receives the Death
                                                                                      Benefit.
Contract Owner                There is no surviving       The Annuitant is living or  Contract Owner's estate
                              joint Contract Owner or     deceased                    receives the Death
                              surviving Beneficiary                                   Benefit.
Annuitant                     The Annuitant is also the   There is no named           Designated Beneficiary
                              Contract Owner              Contingent Annuitant        receives the Death
                                                                                      Benefit.
Annuitant                     The Contract Owner is a     There is no named           The Contract Owner
                              trust or other non-natural  Contingent Annuitant        receives the Death
                              person                                                  Benefit.
Annuitant                     The Contract Owner is       There is no named           The Contract Owner is
                              living                      Contingent Annuitant        presumed to be the
                                                                                      Contingent Annuitant and
                                                                                      the Contract continues.
                                                                                      The Contract Owner may
                                                                                      waive this presumption and
                                                                                      receive the Death Benefit.
Annuitant                     The Contract Owner is       The Contingent Annuitant    Contingent Annuitant
                              living                      is living                   becomes the Annuitant, and
                                                                                      the Contract continues.

IF DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .                 AND . . .                               THEN THE . . .
Contract Owner                The Annuitant is living                   Designated Beneficiary becomes the
                                                                        Contract Owner
Annuitant                     The Contract Owner is living              Contract Owner receives the Death
                                                                        Benefit.
Annuitant                     The Annuitant is also the Contract Owner  Designated Beneficiary receives the
                                                                        Death Benefit.

THESE ARE THE MOST COMMON DEATH BENEFIT SCENARIOS, HOWEVER, THERE ARE OTHERS. SOME OF THE ANNUITY PAYOUT OPTIONS MAY NOT RESULT IN THE PAYMENT OF A DEATH BENEFIT. IF YOU HAVE QUESTIONS ABOUT THESE AND ANY OTHER SCENARIOS, PLEASE CONTACT YOUR REGISTERED REPRESENTATIVE OR US.

ANNUITY PAYOUTS

This section describes what happens when we begin to make regular Annuity Payouts from your Contract. You, as the Contract Owner, should answer four questions:

1.  When do you want Annuity Payouts to begin?

2.  What Annuity Payout Option do you want to use?

3.  How often do you want the Payee to receive Annuity Payouts?

4.  How are Annuity Payouts calculated?

Please check with your financial adviser to select the Annuity Payout Option that best meets your income needs.

1. WHEN DO YOU WANT ANNUITY PAYOUTS TO BEGIN?

You select an Annuity Commencement Date when you purchase your Contract or at any time before we begin making Annuity Payouts. You may change the Annuity Commencement Date by notifying us before we begin to make Annuity Payouts.

The Annuity Commencement Date cannot be deferred beyond the end of the Guarantee Period immediately following the Annuitant's 90th birthday or the end of the Guarantee Period immediately following the end of the 10th Contract Year, whichever is later, unless you elect a later date to begin receiving payments, subject to the laws and regulations then in effect and our approval. Unless you elect an Annuity Payout Option before the Annuity Commencement Date, we will begin to make Annuity Payouts under the Life Annuity with a 10-Year Period Certain Annuity Payout Option.

HARTFORD LIFE INSURANCE COMPANY                                               13
--------------------------------------------------------------------------------

If the Annuity Commencement Date does not coincide with the end of a Guarantee Period, a Market Value Adjustment will apply. In that case, Hartford will determine the amount available for Annuity Payouts by taking your Contract Value, deducting any applicable Premium Taxes and then multiplying that amount by the Market Value Adjustment. No Market Value Adjustment will apply if the Annuity Commencement Date coincides with the end of your Guarantee Period.

If you rollover into a Subsequent Guarantee Period or transfer to a Guarantee Period of a different duration, you cannot rollover or transfer into a Guarantee Period with a duration that will take you past your Annuity Commencement Date. That means that if you elected to begin Annuity Payouts on your Annuitant's 90th birthday and your Annuitant is 87 years old, you would not be able to rollover or transfer into a new Guarantee Period with a duration longer than three years unless you extended your Annuity Commencement Date.

All Annuity Payouts, regardless of frequency, will occur on the same day of the month as the Annuity Commencement Date.

Once you pass the Annuitant's 90th birthday or the end of your 10th Contract Year, some Guarantee Period durations, may not be available.

In New York, you must give Hartford 30 days advance written notice of your intent to change your Annuity Commencement Date, and cannot defer that date past the Annuitant's 90th birthday.

2. WHICH ANNUITY PAYOUT OPTION DO YOU WANT TO USE?

Your Contract contains the Annuity Payout Options described below. We may at times offer other Annuity Payout Options. Once Annuity Payouts begin, you cannot change the Annuity Payout Option.

LIFE ANNUITY -- We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. A Payee would receive only one Annuity Payout if the Annuitant dies after the first Payout, two Annuity Payouts if the Annuitant dies after the second Payout, and so forth.

LIFE ANNUITY WITH A CASH REFUND -- We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. At the death of the Annuitant, if the Contract Value on the Annuity Commencement Date minus any Premium Tax is greater than the sum of all Annuity Payouts already made, any difference will be paid to the Beneficiary.

LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN -- We make Annuity Payouts during the lifetime of the Annuitant but Annuity Payouts are at least guaranteed for a period of time you select between 5 years and 100 years minus the age of the Annuitant. If, at the death of the Annuitant, Annuity Payouts have been made for less than the minimum elected number of years, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum.

JOINT AND LAST SURVIVOR LIFE ANNUITY -- We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living. When one Annuitant dies, we continue to make Annuity Payouts to the other Annuitant until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

The percentages represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN -- We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living, but Annuity Payouts are at least guaranteed for a period of time you select between 5 years and 100 years minus the age of the Annuitant. If, at the death of the last Annuitant, Annuity Payouts have been made for less than the minimum elected number of years, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum. When one Annuitant dies, we continue to make Annuity Payouts to the other Annuitant until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies and the Period Certain has ended. You must select Annuity Payouts that:

- Remain the same at 100%, or

- Decrease to 66.67%, or

- Decrease to 50%.

The percentages represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

PAYMENTS FOR A PERIOD CERTAIN -- We will make Annuity Payouts for the number of years that you select. During the first Contract Year, you can select any period of time between 10 years and 100 years minus the Annuitant's age. After the first Contract Year, you can select any period of time between 5 and 100 years minus the Annuitant's age. If, at the death of the Annuitant, Annuity Payouts have been made for less than the period certain, then the Beneficiary may elect to (a) continue Annuity Payouts for the remainder of the minimum elected number of years or (b) receive the commuted value in one sum.

IMPORTANT INFORMATION:

- YOU CANNOT SURRENDER YOUR CONTRACT ONCE ANNUITY PAYOUTS BEGIN.

14                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

- For Qualified Contracts, if you elect an Annuity Payout Option with a Period Certain, the guaranteed number of years must be less than the life expectancy of the Annuitant at the time the Annuity Payouts begin. We compute life expectancy using the IRS mortality tables.

- AUTOMATIC ANNUITY PAYMENTS -- If you do not elect an Annuity Payout Option, Annuity Payouts will automatically begin on the Annuity Commencement Date under the Life Annuity with Payments for a Period Certain Annuity Payout Option with a ten-year period certain.

3. HOW OFTEN DO YOU WANT THE PAYEE TO RECEIVE ANNUITY PAYOUTS?

In addition to selecting an Annuity Commencement Date and an Annuity Payout Option, you must also decide how often you want the Payee to receive Annuity Payouts. You may choose to receive Annuity Payouts:
- monthly,

- quarterly,

- semi-annually, or

- annually.

Once you select a frequency, it cannot be changed after the Annuity Commencement Date. If you do not make a selection, the Payee will receive monthly Annuity Payouts. The first payment must be at least equal to the minimum payment amount according to our rules then in effect. If at any time, payments become less than the minimum payment amount, we have the right to change the payment frequency to meet the minimum payment requirements. If any payment amount is less than the minimum annual payment amount, we may make an alternative arrangement with you.

4. HOW ARE ANNUITY PAYOUTS CALCULATED?

The Tables in the Contract provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the Annuity Payout Options. Under the Life Annuity, Life Annuity with Cash Refund and Life Annuity with Payments for a Period Certain, the amount of each Annuity Payout will depend upon the age and gender of the Annuitant at the time the first Annuity Payout is due. Under the Joint and Last Survivor Life Annuity and Joint and Last Survivor Life Annuity with Payments for a Period Certain, the amount of the first Annuity Payout will depend upon the gender of both Annuitants and their ages at the time the Annuity Payout is due.

Gender will not be used to determine the amount of the Annuity Payouts if the Contract is issued to qualify under certain sections of the Code. If gender is used to determine the amount of Annuity Payouts, the Annuity tables in the Contract will provide rates of payment for male Annuitants and female Annuitants.

The fixed payment Annuity tables for the Annuity Payout Options, except for Payments for a Period Certain Annuity Payout Option are based on the 1983a Individual Annuity Mortality Table projected to the year 2000 using Projection Scale G and an interest rate of 2.5%. The table for the Payments for a Period Certain Annuity Payout Option is based on an interest rate of 2.5% per annum.

The Annuity tables for the Annuity Payout Options, except for Payments for a Period Certain Annuity Payout Option are age dependent. For Annuity payments beginning after 2000, the amount of the first payment will be based on an age a specified number of years younger than the Annuitant's then attained age. The age setback is as follows:

DATE OF FIRST PAYMENT    AGE SETBACK
------------------------------------
 Prior to 2005             1 year
------------------------------------
 2005 - 2014               2 years
------------------------------------
 2015 - 2019               3 years
------------------------------------
 2020 - 2029               4 years
------------------------------------
 2030 - 2039               5 years
------------------------------------
 2040 or later             6 years
------------------------------------

MISCELLANEOUS PROVISIONS

INVESTMENTS BY HARTFORD

Assets of Hartford must be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

Contract reserves will be accounted for in a non-unitized separate account. Contract Owners have no priority claims on assets accounted for in this separate account. All assets of Hartford, including those accounted for in this separate account, are available to meet the guarantees under the Contracts and are available to meet the general obligations of Hartford.

Nonetheless, in establishing Guarantee Rates and Current Rates, Hartford intends to take into account the yields available on the instruments in which it intends to invest the proceeds from the Contracts. (See "Guarantee Rates"). Hartford's investment strategy with respect to the proceeds attributable to the Contracts will generally be to invest in investment-grade debt instruments having durations tending to match the applicable Guarantee Periods.

Investment-grade debt instruments in which Hartford intends to invest the proceeds from the Contracts include:

Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's

HARTFORD LIFE INSURANCE COMPANY                                               15
--------------------------------------------------------------------------------
Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's Investors Services, Inc. or Standard & Poor's Corporation are deemed by Hartford's management to have an investment quality comparable to securities which may be purchased as stated above.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Contracts, we are not obligated to invest the proceeds attributable to the Contract according to any particular strategy, except as may be required by Connecticut and other state insurance laws.

AMENDMENT OF CONTRACTS

We may modify the Contract, but no modification will affect the amount or term of any Contract unless a modification is required to conform the Contract to applicable Federal or State law. No modification will affect the method by which Contract Values are determined. We will notify you in writing of any modifications.

ASSIGNMENT OF CONTRACTS

Ownership of this Contract is generally assignable. However, if the Contract is issued to a tax qualified retirement plan, it is possible that the ownership of the Contract may not be transferred or assigned. An assignment of a Non-Qualified Contract may subject the Contract Values or Surrender Value to income taxes and certain penalty taxes.

DISTRIBUTION OF CONTRACTS

Hartford Securities Distribution Company, Inc. ("HSD") serves as principal underwriter for the Contracts. HSD is a wholly owned subsidiary of Hartford. The principal business address of HSD is the same as Hartford. HSD is registered with the Commission under the 1934 Act as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Contracts are sold by certain independent broker-dealers registered under the 1934 Act to persons who have established an account with the broker-dealer. In addition, the Contracts may be offered to members of certain other eligible groups or certain individuals. Hartford will pay a maximum commission of 5% for the sale of a Contract. From time to time, customers of certain broker-dealers may be offered special initial Guarantee Rates and negotiated commissions.

Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners.

In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or Surrender insurance products.

The Contract may be sold directly to certain individuals under certain circumstances that do not involve payment of any sales compensation to a registered representative. In such case, Hartford will credit the Contract with an additional 2.0% of Premium Payment. This additional percentage of Premium Payment in no way affects present or future charges, rights, benefits or current values of other Contract Owners. The following class of individuals are eligible for this feature: (1) current or retired officers, directors, trustees and employees (and their families) of the ultimate parent and affiliates of Hartford; and (2) employees and registered representatives (and their families) of registered broker-dealers (or their financial institutions) that have a sales agreement with Hartford and its principal underwriter to sell the Contracts.

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

What are some of the federal tax consequences which affect these Contracts?

A.  GENERAL

Since federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B.  TAXATION OF HARTFORD

Hartford is taxed as a life insurance company under Subchapter L of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "Code"). The assets underlying the Contracts will be owned by Hartford. The income earned on such assets will be Hartford's income.
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C.  TAXATION OF ANNUITIES -- GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN
QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general.

 1. NON-NATURAL PERSONS, CORPORATIONS, ETC.

Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includable in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:

- certain annuities held by structured settlement companies,

- certain annuities held by an employer with respect to a terminated qualified retirement plan and

- certain immediate annuities.

A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.

 2. OTHER CONTRACT OWNERS (NATURAL PERSONS).

A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

    a. DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

  i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

 ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract." It is unclear what value should be used in determining the "income on the contract." We believe that the current Contract value (determined without regard to surrender charges) is an appropriate measure. However, the IRS could take the position that the value should be the current Contract value (determined without regard to surrender charges) increased by some measure of the value of certain future benefits.

 iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

 iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

 v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

    b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

  i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

 ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.
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 iii. Generally, nonperiodic amounts received or deemed received after the
      Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

    c. AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same Contract Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Contract for this purpose. We believe that for any annuity subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Contracts is withdrawn. As of the date of this prospectus, there are no regulations interpreting this provision.

    d. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
       PAYMENTS.

  i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

 ii. The 10% penalty tax will not apply to the following distributions:

    1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

    2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

    3.  Distributions attributable to a recipient's becoming disabled.

    4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary). In determining whether a payment stream designed to satisfy this exception qualifies, it is possible that the IRS could take the position that the entire interest in the Contract should include not only the current Contract value, but also some measure of the value of certain future benefits.

    5. Distributions made under certain annuities issued in connection with structured settlement agreements.

    6. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

    e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract,
(2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income. In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph e.

    f. REQUIRED DISTRIBUTIONS.

  i. Death of Contract Owner or Primary Annuitant
    Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

     1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

     2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within 5 years after such death; and

     3. If the Contract Owner is not an individual, then for purposes of 1. or
        2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life
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18                                               HARTFORD LIFE INSURANCE COMPANY
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        of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

 ii. Alternative Election to Satisfy Distribution Requirements
    If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. Distributions must begin within a year of the Contract Owner's death.

 iii. Spouse Beneficiary
    If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This spousal contract continuation shall apply only once for this contract.

    g. ADDITION OF RIDERS.

The addition of a rider to the Contract could cause it to be considered newly issued or entered into, for tax purposes, and thus could result in the loss of certain grandfathering with respect to the Contract. Please contact your tax adviser for more information.

D.  FEDERAL INCOME TAX WITHHOLDING

Any portion of a distribution that is current taxable income to the Contract Owner will generally be subject to federal income tax withholding and reporting under the Code. Generally, however, a Contract Owner may elect not to have income taxes withheld or to have income taxes withheld at a different rate by filing a completed election form with us. Election forms will be provided at the time distributions are requested.

E.  GENERAL PROVISIONS AFFECTING QUALIFIED RETIREMENT PLANS

The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please see "Information Regarding Tax-Qualified Retirement Plans" below for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

F.  ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to us. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

G.  GENERATION SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

H.  ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repealed the Federal estate tax and replaced it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repealed the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the Federal estate, gift and generation skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the unified credit exemption amount. For 2003, the maximum estate tax rate is 49% and the unified credit exemption amount is $1,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. State income tax rules applicable to tax-qualified retirement plans often differ from federal income tax rules, and this summary does not describe any of these differences. Because of the complexity of the tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

The Contracts may offer death benefits that may exceed the greater of the amounts paid for the Contract or the Contract's cash value. Owners who intend to use the Contract in connection with tax-qualified retirement plans should consider the income tax effects that such a death benefit may have on the plan.

The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound
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HARTFORD LIFE INSURANCE COMPANY                                               19
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by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.

Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.

We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.

1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS -- Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions." Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate, the time when distributions must commence, and the form in which distributions must be paid. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice. If the death benefit under the Contract can exceed the greater of the amount paid for the Contract and the Contract's cash value, it is possible that the IRS would characterize such death benefit as an "incidental death benefit." There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to the participants.

2. TAX SHELTERED ANNUITIES UNDER SECTION 403(b) -- Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. In general, total contributions may not exceed the lesser of (1) 100% of the participant's compensation, and (2) $40,000 (adjusted for increases in cost-of-living). The maximum elective deferral amount is equal to $12,000 for 2003, $13,000 for 2004, $14,000 for 2005, and $15,000 for 2006 and thereafter, indexed. The limitation on elective deferrals may be increased to allow certain "catch-up" contributions for individuals who have attained age 50.

Tax-sheltered annuity programs under section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:

- after the participating employee attains age 59 1/2;

- upon severance from employment;

- upon death or disability; or

- in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).

Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

If the death benefit under the Contract can exceed the greater of the amount paid for the Contract and the Contract's cash value, it is possible that the IRS would characterize such death benefit as an "incidental death benefit." If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a section
403(b) arrangement.

3. DEFERRED COMPENSATION PLANS UNDER SECTION 457 -- Certain governmental employers or tax-exempt employers other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.

Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is the lesser of (1) 100% of a participant's includible compensation or (2) the applicable dollar amount, equal to $12,000 for 2003, $13,000 for 2004, $14,000 for 2005, and $15,000 for 2006 and thereafter, indexed. The plan may provide for additional "catch-up" contributions during the three taxable years ending before the year in which the participant attains normal retirement age. In addition, the contribution limitation may be increased to allow certain "catch-up" contributions for individuals who have attained age 50.

All of the assets and income of an eligible Deferred Compensation Plan for a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, certain custodial accounts and annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under an eligible Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust,
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amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from an eligible Deferred Compensation Plan to a participant or beneficiary are prohibited under section 457 of the Code unless made after the participating employee:

- attains age 70 1/2

- has a severance from employment as defined in the Code (including death of the participating employee), or

- suffers an unforeseeable financial emergency as defined in the Code.

4. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408

TRADITIONAL IRAs -- Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA.
Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. See Section 6 below for a discussion of rollovers involving IRAs.

SIMPLE IRAs -- Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.

ROTH IRAs -- Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA, SIMPLE IRA or Simplified Employee Pension under
Section 408(k) of the Code may be converted into a Roth IRA or a distribution from such an arrangement may be rolled over to a Roth IRA. However, a conversion or a rollover to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.

5. FEDERAL TAX PENALTIES AND WITHHOLDING -- Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.

(a) PENALTY TAX ON EARLY DISTRIBUTIONS Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distribution that is:

- Made on or after the date on which the employee reaches age 59 1/2;

- Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;

- Attributable to the employee's becoming disabled (as defined in the Code);

- Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary. In determining whether a payment stream designed to satisfy this exception qualifies, it is possible that the IRS could take the position that the entire interest in the Contract should include not only the current Contract value, but also some measure of the value of certain future benefits;

- Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or

- Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.

IN ADDITION, THE 10% PENALTY TAX DOES NOT APPLY TO A DISTRIBUTION FROM AN IRA THAT IS:

- Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

- Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

- A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.

If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

(b) MINIMUM DISTRIBUTION PENALTY TAX If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.

An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:

- the calendar year in which the individual attains age 70 1/2; or

- the calendar year in which the individual retires from service with the employer sponsoring the plan.

The Required Beginning Date for an individual who is a five (5) percent owner
(as defined in the Code), or who is the
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HARTFORD LIFE INSURANCE COMPANY                                               21
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owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2.

The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:

- the life of the Participant or the lives of the Participant and the Participant's designated beneficiary (as defined in the Code), or

- over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.

Each annual distribution must equal or exceed a "minimum distribution amount" which is determined generally by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution. Required minimum distributions also can be made in the form of annuity payments. The death benefit under the contract may affect the amount of the minimum required distribution that must be taken.

If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

The minimum distribution requirements apply to Roth IRAs after the Contract owner dies, but not while the Contract owner is alive. In addition, if the owner of a Traditional or Roth IRA dies and the Contract owner's spouse is the sole designated beneficiary, the surviving spouse may elect to treat the Traditional or Roth IRA as his or her own.

In 2002, the Internal Revenue Service issued final and temporary regulations in the Federal Register relating to minimum required distributions. Please consult with your tax or legal adviser with any questions regarding the new regulations.

(c) WITHHOLDING We are generally required to withhold federal income tax from the taxable portion of each distribution made under a Contract. The federal income tax withholding requirements, including the rate at which withholding applies, depend on whether a distribution is or is not an eligible rollover distribution.

Federal income tax withholding from the taxable portion of distributions that are not eligible rollover distributions is required unless the payee is eligible to, and does in fact, elect not to have income tax withheld by filing an election with us. Where the payee does not elect out of withholding, the rate of income tax to be withheld depends on whether the distribution is nonperiodic or periodic. Regardless of whether an election is made not to have federal income taxes withheld, the recipient is still liable for payment of federal income tax on the taxable portion of the distribution.

For periodic payments, federal income tax will be withheld from the taxable portion of the distribution by treating the payment as wages under IRS wage withholding tables, using the marital status and number of withholding allowances elected by the payee on an IRS Form W-4P, or acceptable substitute, filed us. Where the payee has not filed a Form W-4P, or acceptable substitute, with us, the payee will be treated as married claiming three withholding allowances. Special rules apply where the payee has not provided us with a proper taxpayer identification number or where the payments are sent outside the United States or U.S. possessions.

For nonperiodic distributions, where a payee has not elected out of withholding, income tax will be withheld at a rate of 10 percent from the taxable portion of the distribution.

Federal income tax withholding is required at a rate of 20 percent from the taxable portion of any distribution that is an eligible rollover distribution to the extent it is not directly rolled over to an eligible recipient plan. Payees cannot elect out of income tax withholding with respect to such distributions.

Also, special withholding rules apply with respect to distributions from non-governmental section 457(b) plans, and to distributions made to individuals who are neither citizens or resident aliens of the United States.

6. ROLLOVER DISTRIBUTIONS -- Under present federal tax law, "eligible rollover distributions" from qualified retirement plans under section 401(a) of the Code, qualified annuities under section 403(a) of the Code, section 403(b) arrangements, and governmental 457(b) plans generally can be rolled over tax-free within 60 days to any of such plans or arrangements that accept such rollovers. Similarly, distributions from an IRA generally are permitted to be rolled over tax-free within 60 days to a qualified plan, qualified annuity, section 403(b) arrangement, or governmental 457(b) plan. After tax contributions may be rolled over from a qualified plan, qualified annuity or governmental 457 plan into another qualified plan or an IRA. In the case of such a rollover of after tax contributions, the rollover is permitted to be accomplished only through a direct rollover. In addition, a qualified plan is not permitted to accept rollovers of after tax contributions unless the plan provides separate accounting for such contributions (and earnings thereon). Similar rules apply for purposes of rolling over after tax contributions from a section 403(b) arrangement. After tax contributions (including nondeductible contributions to an IRA) are not permitted to be rolled over from an IRA into a qualified plan, qualified annuity, section 403(b) arrangement, or governmental 457(b) plan.

22                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

For this purpose, an eligible rollover distribution is generally a distribution to an employee of all or any portion of the balance to the credit of the employee in a qualified trust under section 401(a) of the Code, qualified annuity under section 403(a) of the Code, a 403(b) arrangement or a governmental 457(b) plan. However, an eligible rollover distribution does not include: any distribution which is one of a series of substantially equal periodic payments (not less frequently than annually) made (1) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the employee's designated beneficiary, or (2) for a specified period of 10 years or more; any distribution to the extent it is a required minimum distribution amount (discussed above); or any distribution which is made upon hardship of the employee.


Separate accounting is required on amounts rolled from plans described under Code sections 401, 403(b) or 408(IRA), when those amounts are rolled into plans described under section 457(b) sponsored by governmental employers. These amounts, when distributed from the governmental 457(b) plan, will be subject to the 10% early withdrawal tax applicable to distributions from plans described under sections 401, 403(b) or 408(IRA), respectively.


LEGAL OPINION
--------------------------------------------------------------------------------

The validity of the interests in the Contracts described in this Prospectus will be passed upon for Hartford by Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary of Hartford.


EXPERTS

--------------------------------------------------------------------------------


The financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included as Appendix D and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the changes in our method of accounting for (a) goodwill and indefinite-lived intangible assets in 2002, (b) derivative instruments and hedging activities in 2001, and (c) the recognition of interest income and impairment on purchased retained beneficial interests in securitized financial assets in 2001), and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



With respect to the unaudited interim financial information for the periods ended September 30, 2003 and 2002, which is included as Appendix C and incorporated herein by reference, and the unaudited interim financial information for the periods ended March 31, 2003 and 2002, and June 30, 2003 and 2002, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarter ended September 30, 2003, included herein and incorporated by reference, and for the periods ended March 31, 2003 and June 30, 2003, incorporated by reference herein, they did not audit and they do not express an opinion on those interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

HARTFORD LIFE INSURANCE COMPANY                                               23
--------------------------------------------------------------------------------

APPENDIX A -- MODIFIED GUARANTEED ANNUITY FOR QUALIFIED PLANS

The CRC-Registered Trademark- (Compound Rate Contract) Select Annuity for Qualified Plans is a group deferred annuity Contract under which one or more purchase payments may be made. Plans eligible to purchase the Contract are pension and profit-sharing plans qualified under Section401(a) of the Internal Revenue Code (the "Code"), Keogh Plans and eligible state deferred compensation plans under Section457 of the Code ("Qualified Plans").

To apply for a Group Annuity Contract, the trustee or other applicant need only complete an application for the Group Annuity Contract and make its initial purchase payment. A Group Annuity Contract will then be issued to the applicant and subsequent Purchase Payments may be made, subject to the same $2,000 minimum applicable to qualified purchasers of Certificates. While no Certificates are issued, each purchase payment, and the Account established thereby, are confirmed to the Contract Owner. The initial and subsequent purchase payments operate to establish Accounts under the Group Annuity Contract in the same manner as non-qualified purchases. Each Account will have its own Initial and Subsequent Guarantee Periods and Guaranteed Rates. Surrenders under the Group Annuity Contract may be made, at the election of the Contract Owner, from one or more of the Accounts established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders"). Net Surrender Values may be surrendered or applied to purchase annuities for the Contract Owners' Qualified Plan Participants.

Because there are no individual participant accounts, the Qualified Group Annuity Contract issued in connection with a Qualified Plan does not provide for death benefits. Annuities purchased for Qualified Plan Participants may provide for a payment upon the death of the Annuitant, depending on the option chosen (see "Annuity Options"). Additionally, since there are no Annuitants prior to the actual purchase of an Annuity by the Contract Owner, the provisions regarding the Annuity Commencement Date are not applicable.

If you are purchasing the Contract for use in an IRA or other qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or other qualified plan receives tax deferred treatment under the Code.

24                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

APPENDIX B -- MARKET VALUE ADJUSTMENT

The formula that will be used to determine the Market Value Adjustment is: [(1 + i)/(1 + j)](n/12), where

 i    =   The Guarantee Rate in effect for the Current Guarantee
          Period (expressed as a decimal, e.g., 1% = .01).
 j    =   The Current Rate (expressed as a decimal, e.g., 1% = .01) in effect for durations equal to the number of years remaining in the current Guarantee Period (years are rounded to the
          nearest whole number of years).
 n    =   The number of complete months from the surrender date to the end of the current Guarantee Period.

EXAMPLE OF MARKET VALUE ADJUSTMENT (MVA)

Beginning Account Value:  $50,000
Guarantee Period:         5 years
Guarantee Rate:           5.50% per annum
Full Surrender:           Middle of contract year 3
Last 12 months interest:  $2,980

EXAMPLE 1 (FEATURING A CURRENT RATE THAT IS HIGHER THAN THE GUARANTEE RATE):

Gross surrender value at middle of Contract Year   =    $50,000 (1.055) to the power of 2.5 = $57,161.18
3:
Net surrender value at middle of Contract Year 3:  =    ($57,161.18 - $2980 - (.05)($57,161.18 -- $2980))
                                                        X MVA + $2980
                                                   =    $51,472.12 X MVA + $2980

Market Value Adjustment Calculation:
                                                i   =   .055
                                                j   =   .061
                                                n   =   30

MVA                                                 =   [(1.055)/(1.061)] to the power of 30/12
                                                    =   .985922299
Net Surrender Value at middle of Contract Year 3:   =   $51,472.12 X MVA + $2980
                                                    =   $51,472.12 X .985922299 + $2980
                                                    =   $53,727.51

EXAMPLE 2: (FEATURING A CURRENT RATE THAT IS LOWER THAN THE GUARANTEE RATE):

Gross surrender value at middle of Contract Year   =    $50,000 (1.055) to the power of 2.5 = $57,161.18
3:
Net surrender value at middle of Contract Year 3:  =    ($57,161.18 - $2980 - (.05)($57,161.18 - $2980))
                                                        X MVA + $2980
                                                   =    $51,472.12 X MVA + $2980

Market Value Adjustment Calculation:
                                                i   =   .055
                                                j   =   .050
                                                n   =   30

MVA                                                 =   [(1.055)/(1.050)] to the power of 30/12
                                                    =   1.011947313
Net Surrender Value at middle of Contract Year 3:   =   $51,472.12 X MVA + $2980
                                                    =   $51,472.12 X 1.011947313 + $2980
                                                    =   $55,067.07

Note: These examples do not include any applicable taxes

APPENDIX C -- QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2003

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT
              ---------------------------------------------------

Board of Directors and Stockholder
Hartford Life Insurance Company
Hartford, Connecticut

We have reviewed the accompanying condensed consolidated balance sheet of Hartford Life Insurance Company and subsidiaries (the "Company") as of
September 30, 2003, and the related condensed consolidated statements of income for the third quarters and nine-month periods ended September 30, 2003 and 2002, and changes in stockholder's equity, and cash flows for the nine-month periods ended September 30, 2003 and 2002. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as of December 31, 2002, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended (not presented herein); and in our report dated February 19, 2003, which includes an explanatory paragraph relating to the Company's change in its method of accounting for goodwill and indefinite-lived intangible assets in 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte & Touche LLP
Hartford, Connecticut
November 3, 2003

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                       THIRD QUARTER      NINE MONTHS
                                                           ENDED             ENDED
                                                       SEPTEMBER 30,     SEPTEMBER 30,
 --------------------------------------------------------------------------------------

                                                        2003    2002      2003     2002
 --------------------------------------------------------------------------------------
                                                          (In millions) (Unaudited)
 REVENUES
   Fee income                                         $  556    $509    $1,572   $1,576
   Earned premiums and other                             448     139       763      443
   Net investment income                                 453     396     1,336    1,156
   Net realized capital gains (losses)                    (8)    (92)      (18)    (230)
 --------------------------------------------------------------------------------------
                              TOTAL REVENUES           1,449     952     3,653    2,945
 --------------------------------------------------------------------------------------
 BENEFITS, CLAIMS AND EXPENSES
   Benefits and claims                                   895     572     2,110    1,697
   Insurance expenses and other                          145     156       460      490
   Amortization of deferred policy acquisition
    costs and present value of future profits            173     138       461      415
   Dividends to policyholders                             16       7        56       29
 --------------------------------------------------------------------------------------
         TOTAL BENEFITS, CLAIMS AND EXPENSES           1,229     873     3,087    2,631
 --------------------------------------------------------------------------------------
   Income before income tax expense                      220      79       566      314
   Income tax expense (benefit)                           53     (67)      110      (21)
 --------------------------------------------------------------------------------------
                                  NET INCOME          $  167    $146    $  456   $  335
 --------------------------------------------------------------------------------------

           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                      September 30,    December 31,
                                                           2003            2002
 -----------------------------------------------------------------------------------
                                                      (In millions, except for share
                                                                  data)
                                                      (Unaudited)
 ASSETS
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost of $28,658 and $23,675)        $ 30,314         $ 24,786
   Equity securities, available for sale, at fair
    value (cost of $73 and $137)                               77              120
   Policy loans, at outstanding balance                     2,492            2,895
   Other investments                                          677              918
 -----------------------------------------------------------------------------------
                              TOTAL INVESTMENTS            33,560           28,719
 -----------------------------------------------------------------------------------
   Cash                                                        86               79
   Premiums receivable and agents' balances                    20               15
   Reinsurance recoverables                                 1,402            1,477
   Deferred policy acquisition costs and present
    value of future profits                                 5,849            5,479
   Deferred income taxes                                     (471)            (243)
   Goodwill                                                   186              186
   Other assets                                               830            1,073
   Separate account assets                                120,246          105,316
 -----------------------------------------------------------------------------------
                                   TOTAL ASSETS          $161,708         $142,101
 -----------------------------------------------------------------------------------
 LIABILITIES
   Reserve for future policy benefits                    $  6,427         $  5,724
   Other policyholder funds                                25,282           23,037
   Other liabilities                                        3,180            2,207
   Separate account liabilities                           120,246          105,316
 -----------------------------------------------------------------------------------
                              TOTAL LIABILITIES           155,135          136,284
 -----------------------------------------------------------------------------------
 STOCKHOLDER'S EQUITY
   Common Stock -- 1,000 shares authorized, issued
    and outstanding; par value $5,690                           6                6
   Capital surplus                                          2,240            2,041
   Accumulated other comprehensive income
     Net unrealized capital gains on securities,
      net of tax                                              775              574
     Foreign currency translation adjustments                  (1)              (1)
 -----------------------------------------------------------------------------------
   TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME               774              573
 -----------------------------------------------------------------------------------
   Retained earnings                                        3,553            3,197
 -----------------------------------------------------------------------------------
                     TOTAL STOCKHOLDER'S EQUITY             6,573            5,817
 -----------------------------------------------------------------------------------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY          $161,708         $142,101
 -----------------------------------------------------------------------------------

           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                    Accumulated Other
                                                                   Comprehensive Income
                                                          --------------------------------------
                                                            Net          Net Gains
                                                          Unrealized     on Cash
                                                          Capital Gains   Flow         Foreign
                                                             on          Hedging       Currency              Total
                                           Common Capital Securities,    Instruments, Translation Retained Stockholder's
                                           Stock  Surplus Net of Tax     Net of Tax   Adjustments Earnings  Equity
                                           ----------------------------------------------------------------------------
                                                                    (In millions) (Unaudited)
 NINE MONTHS ENDED SEPTEMBER 30, 2003
 Balance, December 31, 2002                 $6    $2,041      $463          $111      $    (1)    $3,197      $5,817
 Comprehensive income
   Net income                                                                                        456         456
 Other comprehensive income, net of tax
  (1)
   Unrealized gain on securities (2)                           268                                               268
   Net loss on cash flow hedging
    Instruments                                                              (67)                                (67)
   Cumulative translation adjustments                                                                             --
 Total other comprehensive income                                                                                201
   Total comprehensive income                                                                                    657
 Capital contribution                                199                                                         199
 Dividends declared                                                                                 (100)       (100)
                                           ----------------------------------------------------------------------------
              BALANCE, SEPTEMBER 30, 2003   $6    $2,240      $731          $ 44      $    (1)    $3,553      $6,573
                                           ----------------------------------------------------------------------------
 NINE MONTHS ENDED SEPTEMBER 30, 2002
 Balance, December 31, 2001                 $6    $1,806      $114          $ 63      $    (2)    $2,771      $4,758
 Comprehensive income
   Net income                                                                                        335         335
 Other comprehensive income, net of tax
  (1)
   Unrealized gain on securities (2)                           436                                               436
   Net gain on cash flow hedging
    Instruments                                                               66                                  66
   Cumulative translation adjustments                                                       2                      2
 Total other comprehensive income                                                                    504
   Total comprehensive income                                                                        839
                                           ----------------------------------------------------------------------------
              BALANCE, SEPTEMBER 30, 2002   $6    $1,806      $550          $129      $    --     $3,106      $5,597
                                           ----------------------------------------------------------------------------

(1) Unrealized gain on securities is reflected net of tax provision of $144 and $235 for the nine months ended September 30, 2003 and 2002, respectively. Net (loss) gain on cash flow hedging instruments is net of tax (benefit) provision of $(36) and $36 for the nine months ended September 30, 2003 and 2002. There is no tax effect on cumulative translation adjustments.

(2) There were reclassification adjustments for after-tax losses in the amount of $(3) and $(148) realized in net income for the nine months ended September 30, 2003 and 2002, respectively.

            SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    NINE MONTHS ENDED
                                                      SEPTEMBER 30,
                                                    -----------------

                                                       2003      2002
                                                    -----------------
                                                      (In millions)
                                                       (Unaudited)
OPERATING ACTIVITIES
  Net income                                        $   456   $   335
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES
  Net realized capital losses                            18       230
  Amortization of deferred policy acquisition
   costs and present value of future profits            461       415
  Additions to deferred policy acquisition costs
   and present value of future profits                 (954)     (705)
  Depreciation and amortization                          92         4
  Increase in premiums receivable and agents'
   balances                                              (5)       (6)
  Increase (decrease) in other liabilities              185      (124)
  Increase in receivables                               (41)      (22)
  Decrease in accrued liabilities and payables          (42)      (30)
  (Decrease) increase in accrued tax                    (66)      134
  Increase in deferred income tax                        39        36
  Increase in future policy benefits                    703       393
  Increase in reinsurance recoverables                  (41)      (72)
  Other, net                                             80         4
                                                    -----------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES      885       592
                                                    -----------------
INVESTING ACTIVITIES
  Purchases of investments                           (9,455)   (9,257)
  Sales of investments                                3,609     4,230
  Maturities and principal paydowns of fixed
   maturity investments                               2,461     1,487
  Other                                                  48         1
                                                    -----------------
            NET CASH USED FOR INVESTING ACTIVITIES   (3,337)   (3,539)
                                                    -----------------
FINANCING ACTIVITIES
  Capital Contributions                                 199        --
  Dividends Paid                                       (100)       --
  Net receipts from investment and universal
   life-type contracts                                2,360     2,949
                                                    -----------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES    2,459     2,949
                                                    -----------------
  Net increase in cash                                    7         2
  Impact of foreign exchange                             --         1
  Cash -- beginning of period                            79        87
                                                    -----------------
  CASH -- END OF PERIOD                             $    86   $    90
                                                    -----------------
Supplemental Disclosure of Cash Flow Information
  Net cash paid during the period for
  Income taxes                                      $    36   $     2

           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)
(UNAUDITED)

 -----------------------------------------------------------------------------

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

These Condensed Consolidated Financial Statements include Hartford Life Insurance Company and its wholly-owned subsidiaries ("Hartford Life Insurance Company" or the "Company"), Hartford Life and Annuity Insurance Company ("HLAI"), Hartford International Life Reassurance Corporation ("HLRe") and Servus Life Insurance Company, formerly Royal Life Insurance Company of America. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is a direct subsidiary of Hartford Holdings, Inc., a direct subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"), the Company's ultimate parent company. In November 1998, Hartford Life Insurance Company transferred in the form of a dividend, Hartford Financial Services, LLC and its subsidiaries to HLA.

Pursuant to an initial public offering (the "IPO") on May 22, 1997, Hartford Life sold to the public 26 million shares of Class A Common Stock at $28.25 per share and received proceeds, net of offering expenses, of $687. The 26 million shares sold in the IPO represented approximately 18.6% of the equity ownership in Hartford Life. On June 27, 2000, The Hartford acquired all of the outstanding common shares of Hartford Life not already owned by The Hartford (The Hartford Acquisition). As a result of The Hartford Acquisition, Hartford Life became a direct subsidiary of Hartford Fire Insurance Company. During the third quarter of 2002, Hartford Life became a direct subsidiary of Hartford Holdings, Inc., a direct wholly owned subsidiary of The Hartford.

Along with its parent, HLA, the Company is a leading financial services and insurance group which provides (a) investment products, such as individual variable annuities and fixed market value adjusted annuities and retirement plan services for savings and retirement needs; (b) individual life insurance for income protection and estate planning; (c) group benefits products such as group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA, and (d) corporate owned life insurance.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

The Condensed Consolidated Financial Statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"), which differ materially from the accounting practices prescribed by various insurance regulatory authorities. Less than majority-owned subsidiaries in which the Company has at least a 20% interest are reported on the equity basis. All intercompany transactions and balances between Hartford Life Insurance Company, its subsidiaries and affiliates have been eliminated.

The accompanying condensed consolidated financial statements as of September 30, 2003, and for the third quarter and nine-month periods ended September 30, 2003 and 2002 are unaudited. These condensed consolidated financial statements reflect all adjustments (consisting only of normal accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations, and cash flows for the interim periods. These financial statements and condensed notes should be read in conjunction with the consolidated financial statements and notes thereto included in Hartford Life Insurance Company's 2002 Form 10-K Annual Report. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

(b) RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial information to conform to the current period classifications.

(c) USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves, deferred policy acquisition costs, valuation of investments and derivative instruments, income taxes and contingencies.

(d) SIGNIFICANT ACCOUNTING POLICIES

For a description of accounting policies, see Note 2 of Notes to Consolidated Financial Statements included in Hartford Life Insurance Company's 2002 Form 10-K Annual Report.

(e) ADOPTION OF NEW ACCOUNTING STANDARDS

In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS
No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Generally, SFAS No. 150 requires liability classification for two broad classes of financial instruments: (a) instruments that represent, or are indexed to, an obligation to buy back the issuer's shares regardless whether the instrument is settled on a net-cash or gross physical basis and (b) obligations that (i) can be settled in shares but derive their value predominately from another underlying instrument or index (e.g., security prices, interest rates, and currency rates), (ii) have a fixed value, or (iii) have a value inversely related to the issuer's shares. Mandatorily redeemable equity and written options requiring the issuer to buy back shares are examples of financial instruments that should be reported as liabilities under this new guidance.

SFAS No. 150 specifies accounting only for certain freestanding financial instruments and does not affect whether an embedded derivative must be bifurcated and accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

SFAS No. 150 is effective for instruments entered into or modified after May 31, 2003 and for all other instruments beginning with the first interim reporting period beginning after June 15, 2003. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.

SFAS No. 149 amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments. SFAS No. 149 also clarifies under what circumstances a contract with an initial net investment and purchases and sales of when-issued securities that do not yet exist meet the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of this statement should be applied prospectively, except as stated below.

The provisions of this statement that relate to SFAS No. 133 DIG issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, the guidance in SFAS No. 149 related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46") which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity ("VIE"). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIEs expected losses if they occur, receive a majority of the entity's expected residual returns if they occur or both. FIN 46 is effective immediately for new VIEs established or purchased subsequent to January 31, 2003. For VIEs established or purchased subsequent to January 31, 2003, the adoption of FIN 46 did not have a material impact on the Company's consolidated financial condition or results of operations as there were no material VIEs identified which required consolidation.

For VIEs entered into prior to February 1, 2003, FIN 46 was originally effective for interim periods beginning after June 15, 2003. In October 2003, the FASB deferred this effective date until interim or annual periods ending after December 15, 2003. Early adoption is permitted. The Company has elected to defer the adoption of FIN 46 for VIEs created before February 1, 2003 until the fourth quarter of 2003. The adoption of FIN 46 for these VIEs is not expected to have a material impact on the Company's financial condition or results of operations. FIN 46 further requires the disclosure of certain information related to VIEs in which the Company holds a significant variable interest. As of September 30, 2003, the Company did not own any such interests that required disclosure.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45" or "the Interpretation"). FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying instrument or indices (e.g., security prices, interest rates, or currency rates) that are related to an asset, liability or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. For further discussion, see Note 2(h), "Other Investment and Risk Management Activities-Specific Strategies", of Notes to Consolidated Financial Statements included in Hartford Life's 2002

Form 10-K Annual Report. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Action (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). The principal difference between SFAS No. 146 and Issue 94-3 is that SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities after December 31, 2002. Adoption of SFAS No. 146 will result in a change in the timing of when a liability is recognized if the Company has restructuring activities after December 31, 2002. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

(f) FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a final Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "SOP"). The SOP addresses a wide variety of topics, some of which may have a significant impact on the Company. The major provisions of the SOP require:

    - Recognizing expenses for a variety of contracts and contract features, including guaranteed minimum death benefits ("GMDB") and annuitization options, on an accrual basis versus the previous method of recognition upon payment;

    - Reporting and measuring assets and liabilities of certain separate account products as general account assets and liabilities when specified criteria are not met;

    - Reporting and measuring seed money in separate accounts as general account assets based on the insurer's proportionate beneficial interest in the separate account's underlying assets; and

    - Capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs ("DAC").

The SOP is effective for financial statements for fiscal years beginning after December 15, 2003. At the date of initial application of this SOP, the Company will have to make various determinations, such as qualification for separate account treatment, classification of securities in separate account arrangements not meeting the criteria of the SOP, significance of mortality and morbidity risk, adjustments to contract holder liabilities, and adjustments to estimated gross profits, all of which may have a significant effect on the Company's financial condition and results of operations.

Based on management's preliminary review of the SOP and market conditions as of September 30, 2003, the requirement for recording a liability for variable annuity products with a guaranteed minimum death benefit feature will have an impact on the Company's results of operations. The determination of this liability is based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The unrecorded GMDB liabilities, net of anticipated reinsurance recoverables of approximately $270, are estimated to be between $50 and $60 at September 30, 2003. Net of estimated DAC and income tax effects, the cumulative effect of establishing the required GMDB reserves as of September 30, 2003 would result in an estimated reduction of net income of between $25 and $35. The ultimate actual impact on the Company's financial statements will differ from management's current estimates and will depend in part on market conditions and other factors at the date of adoption.

Through September 30, 2003, the Company has not recorded a liability for the risks associated with GMDB offered on the Company's variable annuity business, but has consistently recorded the related expenses in the period the benefits are paid to contractholders. Net of reinsurance, the Company paid $12 and $43 for the third quarter and nine months ended September 30, 2003, respectively, and $17 and $33 for the third quarter and nine months ended September 30, 2002, respectively, in GMDB benefits to contractholders. Downturns in the equity markets could increase these payments. At September 30, 2003, the Company held $68.8 billion of variable annuities in its separate accounts. The Company estimates its net amount at risk relating to these variable annuities (the amount by which current account values of its variable annuity contracts are not sufficient to meet its GMDB commitments) at $16.2 billion. However, at September 30, 2003, approximately 77% of the Company's net amount at risk was covered by reinsurance, resulting in a retained net amount at risk of $3.7 billion.

In addition to the foregoing impact of the SOP, liabilities for certain of the Company's fixed annuity products (primarily the Company's compound rate contract ("CRC")), of approximately $11 billion, which are currently recorded at fair value as guaranteed separate account liabilities will be revalued at current account value in the general account. The related guaranteed separate account assets supporting CRC will also be reclassified to the general account as available for sale securities and will continue to be recorded at fair value with subsequent changes in fair value, net of amortization of deferred acquisition costs and income taxes, recorded in other comprehensive income. Upon adoption of the SOP, the Company will record a cumulative effect adjustment to earnings equal to the revaluation of the liabilities from fair value to book value plus adjustment to record unrealized gains (losses) on the invested assets, previously recorded as a component of net income, as other comprehensive income. The cumulative adjustment to earnings as well as the adjustment to other comprehensive income will be recorded net of amortization of deferred acquisition costs and income taxes. As of September 30, 2003, the Company is still in the process of evaluating the impact of these changes on its consolidated financial condition and results of operations. However, it is expected that the impact to stockholder's equity (accumulated other comprehensive income) will be positive and significant. Moreover, the interest rate environment at the date of the adoption of the SOP will have a significant impact on the cumulative effect change in earnings and other comprehensive income.

The Company does not expect the impact of adopting the remaining provisions of the SOP to be significant.

In April 2003, the FASB issued guidance in Statement 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments", ("DIG B36") that addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded credit derivative is required. The effective date of DIG B36 is October 1, 2003. DIG B36 indicates that bifurcation is necessary in a modified coinsurance arrangement when the yield on the receivable and payable is based on a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets, rather than the overall creditworthiness of the ceding company. The Company believes that the majority of its modified coinsurance and funds withheld agreements are not impacted by DIG B36 as they were entered into prior to the Company's "grandfather" date for embedded derivatives, without substantive modifications, or the "modco" payable or receivable is recorded in the separate account, and is already recorded at fair value with changes in fair value recorded in net income. The Company has determined that one of its modified coinsurance does contain an embedded derivative. The Company believes the embedded derivative is akin to a total return swap and is in the process of determining the fair value for the swap.

DIG B36 is also applicable to corporate issued debt securities that incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor. The Company is currently evaluating the impact of DIG B36 on such corporate issued debt securities. The Company does not believe the adoption of DIG B36 will have a material effect on the Company's consolidated financial condition or results of operations.

(g) STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure an Amendment to FASB No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees", and modifies the disclosure requirements of SFAS No. 123. In January 2003, The Hartford adopted the fair value recognition provisions of accounting for employee stock compensation and used the prospective transition method. Under the prospective method, stock-based compensation expense is recognized for awards granted or modified after the beginning of the fiscal year in which the change is made. The Hartford will expense all stock-based compensation awards granted after January 1, 2003. The allocated expense to the Company from The Hartford associated with these awards for the third quarter ending September 30, 2003, was immaterial.

All stock-based compensation awards granted or modified prior to January 1, 2003, will continue to be valued using the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock-Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date. The expense, including non-option plans, related to stock-based employee compensation included in the determination of net income for the third quarter and nine months ended September 30, 2003 is less than that which would have been recognized if the fair value method had been applied to all awards granted since the effective date of SFAS No. 123. (For further discussion of the Company's stock compensation plans, see Note 11 of Notes to Consolidated Financial Statements included in The Hartford's 2002 Form 10-K Annual Report.)

3. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", and accordingly ceased all amortization of goodwill. The carrying amount of goodwill is $186 as of September 30, 2003 and December 31, 2002.

The following table shows the Company's acquired intangible assets that continue to be subject to amortization and aggregate amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

                                                               As of September 30, 2003
                                                              --------------------------
                                                                 Gross      Accumulated
                                                                Carrying        Net
Amortized Intangible Assets                                      Amount     Amortization
----------------------------------------------------------------------------------------
Present value of future profits                                   $ 501         $ 104
                                                              --------------------------
                                                       TOTAL      $ 501         $ 104
                                                              --------------------------

Net amortization expense for the third quarter and nine months ended
September 30, 2003 was $10 and $27, respectively. Net amortization expense for the third quarter and nine months ended September 30, 2002 was $13 and $32, respectively.

Estimated future net amortization expense for the succeeding five years is as follows:

For the year ending December 31,
-------------------------------------------------------------------
2003                                                          $  35
2004                                                          $  35
2005                                                          $  31
2006                                                          $  28
2007                                                          $  26
-------------------------------------------------------------------

4. INVESTMENTS AND DERIVATIVE INSTRUMENTS

(a) SECURITIES LENDING

The Company participates in a securities lending program, to generate additional income, whereby certain domestic fixed income securities are loaned for a short period of time from the Company's portfolio to qualifying third parties, via a lending agent. Borrowers of these securities provide collateral of 102% of the market value of the loaned securities. Acceptable collateral may be in the form of cash or U.S. Government securities. The market value of the loaned securities is monitored and additional collateral is obtained if the market value of the collateral falls below 100% of the market value of the loaned securities. Under the terms of the securities lending program, the lending agent indemnifies the Company against borrower defaults. As of September 30, 2003, the fair value of the loaned securities was approximately $797 and was included in fixed maturities. The cash collateral received as of September 30, 2003 of approximately $805 was invested in short-term securities and was also included in fixed maturities, with a corresponding liability for the obligation to return the collateral recorded in other liabilities. The Company retains a portion of the income earned from the cash collateral or receives a fee from the borrower. The Company recorded before-tax income from securities lending transactions, net of lending fees, that was immaterial for the third quarter and nine months ended September 30, 2003, which was included in net investment income.

(b) DERIVATIVE INSTRUMENTS

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards, futures and options, for one of four Company-approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions.

All of the Company's derivative transactions are permitted uses of derivatives under the derivatives use plan filed with and/or approved by, as applicable, by the State of Connecticut and State of New York insurance departments. The Company does not make a market or trade in these instruments for the express purpose of earning short-term trading profits.

For a detailed discussion of the Company's use of derivative instruments, see
Note 1(h) of Notes to Consolidated Financial Statements included in The Hartford Life Insurance Company's 2002 Form 10-K Annual Report.

As of September 30, 2003 and December 31, 2002, the Company carried $152 and $179, respectively, of derivative assets in other investments and $126 and $78, respectively, of derivative liabilities in other liabilities. In addition, the Company recognized embedded derivative (assets) liabilities related to guaranteed minimum withdrawal benefits ("GMWB") on certain of its variable annuity contracts of $(39) and $48 at September 30, 2003 and December 31, 2002, respectively, in other policyholder funds. The Company has entered into offsetting reinsurance arrangements, which are recognized as derivatives. One of these reinsurance arrangements is with a related party. See Note 6 "Related Party Transactions" for information on this arrangement. The fair value of this derivative (liability) asset, at September 30, 2003 and December 31, 2002 was $(39) and $48, respectively, and was included in reinsurance recoverables. See "Product Derivatives and Risk Management" section below for a discussion concerning the

Company's risk management strategies for the unreinsured GMWB business.

CASH-FLOW HEDGES

For the third quarter and nine months ended September 30, 2003, and 2002 the Company's gross gain and loss representing the total ineffectiveness of all cash-flow hedges was immaterial.

Gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income ("AOCI") to current period earnings are included in the line item in the statement of income in which the hedged item is recorded. As of September 30, 2003 and 2002, the after-tax deferred net gains on derivative instruments accumulated in AOCI that are expected to be reclassified to earnings during the next twelve months were $8 and $5, respectively. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twelve months, at which time the Company will recognize the deferred net gains and losses as an adjustment tointerest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is twenty-four months. As of September 30, 2003 and December 31, 2002, the Company held derivative notional value related to strategies categorized as cash-flow hedges of $2.5 billion and $2.9 billion, respectively. For the third quarter and nine months ended September 30, 2003 and 2002, the net reclassifications from AOCI to earnings resulting from the discontinuance of cash-flow hedges were immaterial.

FAIR-VALUE HEDGES

For the third quarter and nine months ended September 30, 2003 and 2002, the Company's gross gains and losses representing the total ineffectiveness of all fair-value hedges were immaterial, with the net impact reported as net realized capital gains and losses. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness. As of September 30, 2003 and December 31, 2002, the Company held $193 and $159, respectively, in derivative notional value related to strategies categorized as fair-value hedges.

OTHER INVESTMENT AND RISK MANAGEMENT ACTIVITIES

General

The Company's other investment and risk management activities primarily relate to strategies used to reduce economic risk or enhance income, and do not receive hedge accounting treatment. Swap agreements, interest rate cap and floor agreements and option contracts are used to reduce economic risk. Income enhancement and replication transactions include the use of written covered call options, which offset embedded equity call options, total return swaps and synthetic replication of cash market instruments. The change in the value of all derivatives held for other investment and risk management purposes is reported in current period earnings as net realized capital gains and losses. As of September 30, 2003 and December 31, 2002, the Company held $4.5 billion and
$3.4 billion, respectively, in derivative notional value related to strategies categorized as Other Investment and Risk Management Activities, excluding Product Derivatives and Risk Management Activities.

Product Derivatives and Risk Management

The Company offers certain variable annuity products with a GMWB rider. The GMWB provides the policyholder with a guaranteed remaining balance ("GRB") if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. However, annual withdrawals that exceed 7% of the premiums paid may reduce the GRB by an amount greater than the withdrawals and may also impact the guaranteed annual withdrawal amount that subsequently applies after the excess annual withdrawals occur. The policyholder also has the option, after a specified time period, to reset the GRB to the then-current account value, if greater. The GMWB represents an embedded derivative in the variable annuity contract that is required to be reported separately from the host variable annuity contract. It is carried at fair value and reported in other policyholder funds. The fair value of the GMWB obligations is calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios and other best estimate assumptions are used. Estimating these cash flows involves numerous estimates and subjective judgments including those regarding expected market rates of return, market volatility, correlations of market returns and discount rates. In valuing the embedded derivative, the Company attributes a portion of the fees collected from the policyholder equal to the present value of future GMWB claims (the "Attributed Fees"). All changes in the fair value of the embedded derivative are recorded in net realized capital gains and losses. The excess of fees collected from the policyholder for the GMWB over the Attributed Fees are recorded in fee income.

For all contracts in effect through July 6, 2003, the Company entered into a third party reinsurance arrangement to offset its exposure to the GMWB for the lives of those contracts. This arrangement is recognized as a derivative and carried at fair value in reinsurance recoverables. Changes in the fair value of both the derivative assets and liabilities related to this reinsured GMWB are recorded in net realized capital gains and losses. As of July 6, 2003, the Company exhausted all but a small portion of the reinsurance capacity under this current arrangement, as it relates to new business, and will be ceding only a very small number of new contracts subsequent to July 6, 2003. Substantially all new contracts with the GMWB are covered by a reinsurance arrangement with a related party. See
Note 6 "Related Party Transactions" for information on this arrangement.

For further discussion of the Company's other investment and risk management activities, see "Other Investments and Risk Management Activities" in Note 2(h) of Notes of Consolidated Financial Statements included in the Company's 2002 Form 10-K Annual Report.

5. COMMITMENTS AND CONTINGENCIES

(a) LITIGATION

Hartford Life Insurance Company is or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted, some for substantial amounts. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

In the third quarter of 2003, Hartford Life Insurance Company and its affiliate International Corporate Marketing Group, LLC ("ICMG") settled their intellectual property dispute with Bancorp Services, LLC ("Bancorp"). The dispute concerned, among other things, Bancorp's claims for alleged patent infringement, breach of a confidentiality agreement, and misappropriation of trade secrets related to certain stable value corporate-owned life insurance ("COLI") products. The dispute was the subject of litigation in the United States District Court for the Eastern District of Missouri, in which Bancorp obtained in 2002 a judgment exceeding $134 against the Company and ICMG after a jury trial on the trade secret and breach of contract claims, and the Company and ICMG obtained summary judgment on the patent infringement claim. Based on the advice of legal counsel following entry of the judgment, the Company recorded an $11 after-tax charge in 2002 to increase litigation reserves. Both components of the judgment were appealed.

Under the terms of the settlement, the Company and ICMG will pay a minimum of $70 and a maximum of $80, depending on the outcome of the patent appeal, to resolve all disputes between the parties. The appeal from the trade secret and breach of contract judgment will be dismissed. The settlement resulted in the recording of a $9 after-tax benefit in the third quarter of 2003 to reflect the Company's portion of the settlement.

(b) TAX MATTERS

The Company's Federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). The Company is currently under audit for the 1998-2001 tax years. No material issues have been raised to date by the IRS. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

The tax provision recorded during the nine months ended September 30, 2003, reflects a benefit of $23, consisting primarily of a change in estimate of the dividends-received deduction ("DRD") tax benefit reported during 2002. The change in estimate was the result of actual 2002 investment performance on the related separate accounts being unexpectedly out of pattern with past performance, which had been the basis for the estimate. The total DRD benefit relating to the 2003 tax year recorded during the nine months ended September 30, 2003 was $65.

6. RELATED PARTY TRANSACTIONS

In connection with a comprehensive evaluation of various capital maintenance and allocation strategies by The Hartford, an intercompany asset sale transaction was completed in April 2003. The transaction resulted in certain of The Hartford's Property & Casualty subsidiaries selling ownership interests in certain high quality fixed maturity securities to the Company for cash equal to the fair value of the securities as of the effective date of the sale. For the Property and Casualty subsidiaries, the transaction monetized the embedded gain in certain securities on a tax deferred basis to The Hartford because no capital gains tax will be paid until the securities are sold to unaffiliated third parties. The transfer re-deployed to the Company desirable investments without incurring substantial transaction costs that would have been payable in a comparable open market transaction. The fair value of securities transferred was $1.7 billion.

The Company's employees are included in The Hartford's non-contributory defined benefit pension benefit plans and the Company is allocated expense for these plans by The Hartford. On September 30, 2003, Hartford Life, Inc. assumed the Company's intercompany payable of $49 for the reimbursement of costs associated with the defined benefit pension plans. As a result, the Company reported $49 as a capital contribution during the quarter ended September 30, 2003 to reflect the extinguishment of the intercompany payable.

Effective July 7, 2003, the Company and its subsidiary, Hartford Life and Annuity Insurance Company ("HLAI") entered into an indemnity reinsurance arrangement with Hartford Life and Accident Company ("HLA"). Through this arrangement, both the Company and HLAI will automatically cede 100% of the GMWB's incurred on variable annuity contracts issued between July 7, 2003 and December 31, 2003 that were otherwise not reinsured. For the three months ended September 30, 2003, the Company and HLAI, in total, ceded an immaterial amount of premiums to HLA. As of September 30, 2003, HLIC and HLAI, combined, have recorded a reinsurance recoverable from HLA of $3.

7. SEPTEMBER 11 TERRORIST ATTACK

As a result of the September 11 terrorist attack, the Company recorded an estimated loss amounting to $9, net of taxes and reinsurance, in the third quarter of 2001. The Company based the loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including estimated amounts for unknown and unreported policyholder losses. Also included was an estimate of amounts recoverable under the Company's ceded reinsurance programs, including the cost of additional reinsurance premiums. In the first quarter of 2002, the Company recognized a $3 after-tax benefit related to favorable development of reserves related to the September 11 terrorist attack.

8. REINSURANCE RECAPTURE

On June 30, 2003, the Company recaptured a block of business previously reinsured with an unaffiliated reinsurer. Under this treaty, Hartford Life reinsured a portion of the guaranteed minimum death benefit (GMDB) feature associated with certain of its annuity contracts. As consideration for recapturing the business and final settlement under the treaty, the Company has received assets valued at approximately $32 and one million warrants exercisable for the unaffiliated company's stock. This amount represents to the Company an advance collection of its future recoveries under the reinsurance agreement and will be recognized as future losses are incurred. Prospectively, as a result of the recapture, Hartford Life will be responsible for all of the remaining and ongoing risks associated with the GMDB's related to this block of business. The recapture increased the net amount at risk retained by the Company, which is included in the net amount at risk discussed in Note 2 (f).

9. SEGMENT INFORMATION

Hartford Life Insurance Company is organized into three reportable operating segments: Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). Investment Products offers individual variable and fixed annuities, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable life, universal life, interest sensitive whole life and term life insurance. COLI primarily offers variable products used by employers to fund non-qualified benefits or other postemployment benefit obligations as well as leveraged COLI. The Company includes in "Other" realized capital gains and losses, corporate items not directly allocable to any of its reportable operating segments, as well as certain group benefit products including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA.

The accounting policies of the reportable operating segments are the same as those described in "Basis of Presentation and Accounting Policies" in Note 2 in the Company's 2002 Form 10-K Annual Report. Hartford Life Insurance Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Intersegment revenues are not significant and primarily occur between corporate and the operating segments. These amounts include interest income on allocated surplus and the allocation of net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios.The Company's revenues are primarily derived from customers within the United States. The Company's long-lived assets primarily consist of deferred policy acquisition costs and deferred tax assets from within the United States. The following tables present summarized financial information concerning the Company's segments.

Third Quarter Ended                                           Investment  Individual
September 30, 2003                                             Products      Life      COLI   Other   Total
------------------------------------------------------------------------------------------------------------
Total revenues                                                  $1,068       $ 227    $ 117   $  37   $1,449
------------------------------------------------------------------------------------------------------------
Net income                                                         103          36       19       9      167
------------------------------------------------------------------------------------------------------------

Third Quarter Ended                                           Investment  Individual
September 30, 2002                                             Products      Life      COLI   Other   Total
------------------------------------------------------------------------------------------------------------
Total revenues                                                  $  667       $ 216    $ 145   $ (76)  $  952
------------------------------------------------------------------------------------------------------------
Net income                                                          81          30       10      25      146
------------------------------------------------------------------------------------------------------------

Nine Months Ended                                             Investment  Individual
September 30, 2003                                             Products      Life      COLI   Other   Total
------------------------------------------------------------------------------------------------------------
Total revenues                                                  $2,525       $ 666    $ 369   $  93   $3,653
------------------------------------------------------------------------------------------------------------
Net income                                                         301          99       36      20      456
------------------------------------------------------------------------------------------------------------

Nine Months Ended                                             Investment  Individual
September 30, 2002                                             Products      Life      COLI   Other   Total
------------------------------------------------------------------------------------------------------------
Total revenues                                                  $2,017       $ 644    $ 450   $(166)  $2,945
------------------------------------------------------------------------------------------------------------
Net income                                                         266          86       19     (36)     335
------------------------------------------------------------------------------------------------------------

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") addresses the financial condition of Hartford Life Insurance Company and its subsidiaries ("Hartford Life Insurance Company" or the "Company") as of September 30, 2003, compared with December 31, 2002, and its results of operations for the third quarter and nine months ended September 30, 2003 compared with the equivalent periods in 2002. This discussion should be read in conjunction with the MD&A included in the Company's 2002 Form 10-K Annual Report.

Certain of the statements contained herein are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on Hartford Life will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of various factors. These factors include: the uncertain nature of damage theories and loss amounts and the development of additional facts related to the September 11 terrorist attack ("September 11"); the uncertain effect on the Company of the Jobs and Growth Tax Relief Reconciliation Act of 2003, in particular the reduction in tax rates on long-term capital gains and most dividend distributions; the response of reinsurance companies under reinsurance contracts, the impact of increasing reinsurance rates, and the availability and adequacy of reinsurance to protect the Company against losses; the ability to effectively mitigate the impact of equity market volatility on the Company's financial position and results of operations arising from obligations under annuity product guarantees; the possibility of more unfavorable loss experience than anticipated; the possibility of general economic and business conditions that are less favorable than anticipated; the effect of changes in interest rates, the stock markets or other financial markets; stronger than anticipated competitive activity; unfavorable legislative, regulatory or judicial developments; the Company's ability to distribute its products through distribution channels, both current and future; the uncertain effects of emerging claim and coverage issues; the effect of assessments and other surcharges for guaranty funds and second-injury funds and other mandatory pooling arrangements; a downgrade in the Company's claims-paying, financial strength or credit ratings; the ability of the Company's subsidiaries to pay dividends to the Company; and other factors described in such forward-looking statements.

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

INDEX

Critical Accounting Estimates                   15      Corporate Owned Life Insurance (COLI)           20
Consolidated Results of Operations --                   Investments                                     21
Operating Summary                               17      Capital Markets Risk Management                 23
Investment Products                             19      Accounting Standards                            31
Individual Life                                 20

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability: valuation of investments and derivative instruments; deferred policy acquisition costs; reserves and accounting for contingencies. In developing these estimates management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the financial statements. There have been no significant changes to the Company's critical accounting estimates since December 31, 2002 other than deferred policy acquisition costs and valuation of derivatives as discussed below.

DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs, which include commissions and certain other expenses that vary with and are primarily associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. These deferred costs, together with the present value of future profits of acquired business, are recorded as an asset commonly referred to as deferred policy acquisition costs and present value of future profits ("DAC"). At September 30, 2003 and December 31, 2002, the carrying value of the Company's Life operations' DAC was $5.8 billion and $5.5 billion, respectively. For statutory accounting purposes, such costs are expensed as incurred.

DAC related to traditional policies are amortized over the premium-paying period in proportion to the present value of annual expected premium income. DAC related to investment contracts and universal life-type contracts are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of the estimated gross profits ("EGPs") arising principally from projected investment, mortality and expense margins and surrender charges. The attributable portion of the DAC amortization is allocated to realized gains and losses on investments. The DAC balance is also adjusted through other comprehensive income by an amount that represents the amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had unrealized gains and losses on investments been realized. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization.

The Company regularly evaluates its EGPs to determine if actual experience or other evidence suggests that earlier estimates should be revised. In the event that the Company were to revise its EGPs, the cumulative DAC amortization would be adjusted to reflect such revised EGPs in the period the revision was determined to be necessary. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread and estimated mortality. The separate account fund performance assumption is critical to the development of the EGPs related to the Company's variable annuity and variable life insurance businesses. The average annual long-term rate of assumed separate account fund performance (before mortality and expense charges) used in estimating gross profits for the variable annuity and variable life business was 9% for the nine months ended September 30, 2003 and September 30, 2002. For other products, including fixed annuities and other universal life-type contracts, the average assumed investment yield ranged from 5% to 8.5% for the periods ended
September 30, 2003 and 2002.

Due to increased volatility and the decline experienced by the U.S. equity markets in recent periods, the Company continues to enhance its DAC evaluation process. The Company has developed sophisticated modeling capabilities, which allowed it to run a large number of stochastically determined scenarios of separate account fund performance. These scenarios were then utilized to calculate a statistically significant range of reasonable estimates of EGPs. This range was then compared to the present value of EGPs currently utilized in the DAC amortization model. As of September 30, 2003, the present value of the EGPs utilized in the DAC amortization model fall within a reasonable range of statistically calculated present value of EGPs. As a result, the Company does not believe there is sufficient evidence to suggest that a revision to the EGPs (and therefore, a revision to the DAC) as of September 30, 2003 is necessary; however, if in the future the EGPs utilized in the DAC amortization model were to exceed the margin of the reasonable range of statistically calculated EGPs, a revision could be necessary. Furthermore, the Company has estimated that the present value of the EGPs is likely to remain within a reasonable range if overall separate account returns decline by 10% or less for the remainder of 2003, and if overall separate account returns decline by 5% or less for the next twelve months, and if certain other assumptions that are implicit in the computations of the EGPs are achieved.

Additionally, the Company continues to perform analyses with respect to the potential impact of a revision to future EGPs. If such a revision to EGPs were deemed necessary, the Company would adjust, as appropriate, all of its assumptions for products accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments", and reproject its future EGPs based on current account values at the end of the quarter in which a revision is deemed to be necessary. To illustrate the effects of this process, assume the Company had concluded that a revision of the Company's EGPs was required at September 30, 2003. If the Company assumed a 9% average long-term rate of growth from September 30, 2003 forward along with other appropriate assumption changes in determining the revised EGPs, the Company estimates the cumulative increase to amortization would be approximately $95-$105, after-tax. If instead the Company were to assume a long-term growth rate of 8% in determining the revised EGPs, the adjustment would be approximately $115-$130, after-tax. Assuming that such an adjustment were to have been required, the Company anticipates that there would have been immaterial impacts on its DAC amortization for the 2003 and 2004 years exclusive of the adjustment, and that there would have been positive earnings effects in later years. Any such adjustment would not affect statutory income or surplus, due to the prescribed accounting for such amounts that is discussed above.

Aside from absolute levels and timing of market performance assumptions, additional factors that will influence this determination include the degree of volatility in separate account fund performance and shifts in asset allocation within the separate account made by policyholders. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings. The Company's overall separate account fund performance has been reasonably correlated to the overall performance of the S&P 500 Index (which closed at 996 on September 30,

2003), although no assurance can be provided that this correlation will continue in the future.

The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company tests the aggregate recoverability of the DAC asset by comparing the amounts deferred to the present value of total EGPs. In addition, the Company routinely stress tests its DAC asset for recoverability against severe declines in its separate account assets, which could occur if the equity markets experienced another significant sell-off, as the majority of policyholders' funds in the separate accounts is invested in the equity market. As of September 30, 2003, the Company believed variable annuity separate account assets could fall by at least 30% before portions of its DAC asset would be unrecoverable.

VALUATION OF DERIVATIVES

A derivative instrument is reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations.

The Company has calculated the fair value of the GMWB liability based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios and other best estimate assumptions are used. Estimating these cash flows involves numerous estimates and subjective judgments including those regarding expected market rates of return, market volatility, correlations of market returns and discount rates. At each valuation date, the Company has assumed expected returns based on risk-free rates as represented by the current LIBOR forward curve rates; market volatility assumptions for each underlying index will be based on a blend of observed market "implied volatility" data and annualized standard deviations of monthly returns using the most recent 20 years of observed market performance; correlations of market returns across underlying indices shall be based on actual observed market returns and relationships over the ten years preceding the valuation date; and current risk-free spot rates as represented by the current LIBOR spot curve shall be used to determine the present value of expected future cash flows produced in the stochastic projection process.

CONSOLIDATED RESULTS OF OPERATIONS -- OPERATING SUMMARY

                                                     Third Quarter Ended            Nine Months Ended
                                                        September 30,                 September 30,
                                                    -----------------------------------------------------
Operating Summary                                    2003    2002   Change        2003     2002    Change
                                                    -----------------------------------------------------
Fee income                                          $  556   $509      9%        $1,572   $1,576     --
Earned premiums                                        411    112    267%           665      352     89%
Net investment income                                  453    396     14%         1,336    1,156     16%
Other revenues                                          37     27     37%            98       91      8%
Net realized capital losses                             (8)   (92)    91%           (18)    (230)    92%
                                                    -----------------------------------------------------
  TOTAL REVENUES                                     1,449    952     52%         3,653    2,945     24%
Benefits, claims and claim adjustment expenses         895    572     56%         2,110    1,697     24%
Amortization of deferred policy acquisition costs
 and present value of future profits                   173    138     25%           461      415     11%
Insurance operating costs and expenses                 160    159      1%           512      495      3%
Other expenses                                           1      4    (75%)            4       24    (83%)
                                                    -----------------------------------------------------
  TOTAL BENEFITS, CLAIMS AND EXPENSES                1,229    873     41%         3,087    2,631     17%
                                                    -----------------------------------------------------
  INCOME BEFORE INCOME TAXES                           220     79    178%           566      314     80%
Income tax expense                                      53    (67)    NM            110      (21)    NM
                                                    -----------------------------------------------------
  NET INCOME                                           167   $146     14%        $  456   $  335     36%
                                                    =====================================================

Hartford Life Insurance Company is organized into the following reportable operating segments: Investment Products, Individual Life and Corporate Owned Life Insurance ("COLI"). The Company also includes in "Other" realized capital gains and losses, corporate items not directly allocated to any of its reportable operating segments, as well as certain group benefits operations, including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, Hartford Life and Accident Insurance Company ("HLA"). The Company defines the following as "NM" or not meaningful: increases or decreases greater than 200%, or changes from a net gain to a net loss position, or vice versa.

Revenues increased for the third quarter and nine months ended September 30, 2003 as a result of higher revenues in the Investment Products segment and a decrease in realized capital losses reported in the Other category compared to the prior year comparable periods. Earned premiums in Investment Products increased due to higher sales in the institutional investment products business. Additionally, net investment income increased due to higher general account assets in the individual annuity business and growth in assets in the institutional investments business. Fee income in the Investment Products segment was higher for the third quarter ended September 30, 2003 as a result of higher average account values, specifically in individual annuities, due primarily to the higher equity market values compared to the prior year period. Partially offsetting these increases were lower fee income and net investment income in the COLI segment. The decrease in COLI net investment income for the third quarter and nine months ended September 30, 2003 was primarily due to lower average leveraged COLI account values as compared to a year ago. In addition, COLI had lower fee income due in part to lower sales in the third quarter of 2003 and for the nine months ended September 30, 2003, as compared to the prior year comparable periods.

Benefits, claims and expenses increased for the third quarter and nine months ended September 30, 2003 primarily due to increases in the Investment Products segment associated with the growth in the institutional investments business, partially offset by lower benefit costs in COLI related to the decline in the account values of the leveraged COLI business. For the third quarter ended September 30, 2003, COLI other expenses decreased due to a $9 after-tax benefit, associated with the settlement for the Bancorp Services, LLC ("Bancorp") litigation. (For further discussion of the Bancorp litigation, see Note 5(a) of Notes to Condensed Consolidated Financial Statements.)

Net income increased for the third quarter and nine months ended September 30, 2003 as compared to the prior year comparable periods. Net income has been favorably impacted by growth in the Investment Products segment and a decrease in net realized capital losses compared to a year ago. Additionally, COLI net income increased $9 and $7 for the third quarter and nine months ended September 30, 2003, respectively, as compared to the prior year periods, primarily due to the benefit for the Bancorp litigation recorded in the third quarter of 2003 discussed above. Partially offsetting the increase for the nine-month period was the positive $3 after-tax benefit recorded in the first quarter of 2002 related to favorable development on the Company's estimated September 11 exposure.

The tax provision recorded during the nine months ended September 30, 2003, reflects a benefit of $23, consisting primarily of a change in estimate of the DRD tax benefit reported during 2002. The change in estimate was the result of actual 2002 investment performance on the related separate accounts being unexpectedly out of pattern with past performance, which had been the basis for the estimate. The total DRD benefit related to the 2003 tax year for the nine months ended September 30, 2003 was $65.

Future net income for the Company will be affected by the effectiveness of the risk management strategies the Company has implemented to mitigate the net income volatility associated with the unreinsured guaranteed minimum withdrawal benefit ("GMWB") rider currently being sold with the majority of new variable annuity contracts. The GMWB represents an embedded derivative in the variable annuity contract that is required to be reported separately from the host variable annuity contract. Beginning July 7, 2003, substantially all new contracts with the GMWB have not been covered by reinsurance. These unreinsured contracts are expected to generate volatility in net income as the underlying embedded derivative liabilities are recorded at fair value each reporting period, resulting in the recognition of net realized capital gains or losses in response to changes in certain critical factors including capital market conditions and policyholder behavior. In order to minimize the volatility associated with the unreinsured GMWB liabilities, the Company established an alternative risk management strategy. During the third quarter of 2003, the Company began hedging its unreinsured GMWB exposure using interest rate futures, Standard and Poor's (S&P) 500 and NASDAQ index put options and futures contracts. The net impact to the Company's net income for the third quarter of the change in value of the embedded derivative net of the results of the hedging program was immaterial.

INVESTMENT PRODUCTS

                                                  Third Quarter Ended              Nine Months Ended
                                                     September 30,                   September 30,
                                                 --------------------------------------------------------
OPERATING SUMMARY                                 2003    2002   Change         2003      2002     Change
                                                 --------------------------------------------------------
Fee income and other                             $  349   $294      19%       $    950   $   948      --
Earned premiums                                     392     97      NM             627       306     105%
Net investment income                               327    276      18%            948       763      24%
                                                 --------------------------------------------------------
  TOTAL REVENUES                                  1,068    667      60%          2,525     2,017      25%
Benefits, claims and claim adjustment expenses      703    366      92%          1,541     1,058      46%
Insurance operating costs and other expenses        105    108      (3%)           309       324      (5%)
Amortization of deferred policy acquisition
 costs                                              133     92      45%            338       299      13%
                                                 --------------------------------------------------------
  TOTAL BENEFITS, CLAIMS AND EXPENSES               941    566      66%          2,188     1,681      30%
                                                 --------------------------------------------------------
  INCOME BEFORE INCOME TAXES                        127    101      26%            337       336      --
Income tax expense                                   24     20      20%             36        70     (49%)
                                                 --------------------------------------------------------
  NET INCOME                                     $  103   $ 81      27%       $    301   $   266      13%
                                                 --------------------------------------------------------

Individual variable annuity account values                                    $ 77,572   $59,618      30%
Other individual annuity account values                                         10,939    10,513       4%
Other investment products account values                                        23,992    19,062      26%
                                                 --------------------------------------------------------
  TOTAL ACCOUNT VALUES [1]                                                    $112,503   $89,193      26%
                                                 --------------------------------------------------------

    [1] Includes policyholder balances for investment contracts and reserves for future policy benefits for insurance contracts.

Revenues in the Investment Products segment increased for the third quarter and nine months ended September 30, 2003. The increase in earned premiums is due to higher sales of terminal funding products in the institutional investment products business. Net investment income increased primarily due to higher general account assets in the individual annuity business. General account individual annuity assets were $9.8 billion as of September 30, 2003, an increase of $2.2 billion, or 29%, from September 30, 2002, due to policyholders transfer activity and increased sales of individual annuities. Additionally, net investment income related to other investment products increased as a result of the growth in average assets over the last twelve months in the institutional investment business, where related assets under management increased
$2.2 billion, or 22%, since September 30, 2002, to $11.9 billion as of September 30, 2003. Assets under management is an internal performance measure used by the Company since a significant portion of the Company's revenue is based upon asset values. These revenues increase or decrease with a rise or fall, respectively, in the level of average assets under management. Fee income in the Investment Products segment was higher for the third quarter and nine months ended September 30, 2003 as a result of higher average account values, specifically in the individual annuities business, due primarily to stronger variable annuity sales and the higher equity market values compared to the prior year period.

Total benefits, claims and expenses increased for the third quarter and nine months ended September 30, 2003, primarily driven by growth in the institutional investment business. Additionally, amortization of deferred policy acquisition costs increased for the third quarter and nine months ended September 30, 2003 due to higher gross profits.

Net income increased for the third quarter and nine months ended September 30, 2003. Net income was higher for the nine months ended September 30, 2003 due to the favorable impact of $21, resulting from the Company's previously discussed change in estimate of the DRD tax benefit reported during 2002. The change in estimate was the result of 2002 actual investment performance on the related separate accounts being unexpectedly out of pattern with past performance, which had been the basis for the estimate. The total DRD benefit related to the 2003 tax year for the nine months ended September 30, 2003 was $60.

INDIVIDUAL LIFE

                                                      Third Quarter Ended           Nine Months Ended
                                                         September 30,                September 30,
                                                      ---------------------------------------------------
OPERATING SUMMARY                                     2003   2002   Change        2003     2002    Change
                                                      ---------------------------------------------------
Fee income and other                                  $171   $160      7%        $  499   $  476      5%
Net investment income                                   56     56     --            167      168     (1%)
                                                      ---------------------------------------------------
  TOTAL REVENUES                                       227    216      5%           666      644      3%
                                                      ---------------------------------------------------
Benefits, claims and claim adjustment expenses          99     92      8%           291      293     (1%)
Insurance operating costs and other expenses            36     34      6%           108      106      2%
Amortization of deferred policy acquisition costs       40     45    (11%)          123      115      7%
                                                      ---------------------------------------------------
  TOTAL BENEFITS, CLAIMS AND EXPENSES                  175    171      2%           522      514      2%
                                                      ---------------------------------------------------
  INCOME BEFORE INCOME TAXES                            52     45     16%           144      130     11%
Income tax expense                                      16     15      7%            45       44      2%
                                                      ---------------------------------------------------
  NET INCOME                                          $ 36   $ 30     20%        $   99   $   86     15%
                                                      ---------------------------------------------------
Variable life account values                                                     $1,208   $1,093     11%
Total account values                                                             $3,087   $2,983      3%
                                                      ---------------------------------------------------

Revenues in the Individual Life segment increased for the third quarter and nine months ended September 30, 2003 primarily driven by increases in fees and cost of insurance charges as life insurance in force values grew, and variable life account values increased 11% from the prior year.

Total benefits, claims and expenses increased for the third quarter and nine months ended September 30, 2003 principally due to higher benefit costs when compared to the prior year favorable results. Year-to-date mortality was higher in 2003 largely due to the increased size and age of the inforce business.

Net income increased for the third quarter and nine months ended September 30, 2003 due to increases in fee income and growth in the in force business. These increases were partially offset by mortality experience for the third quarter and nine months ended September 30, 2003 compared to the equivalent prior year periods. Additionally, net income for the nine months ended September 30, 2003 includes the favorable impact of $2 DRD benefit resulting from the Company's previously discussed change in estimate of the DRD tax benefit reported during 2002. The total DRD benefit related to the 2003 tax year for the nine months ended September 30, 2003 was $3.

CORPORATE OWNED LIFE INSURANCE (COLI)

                                                   Third Quarter Ended            Nine Months Ended
                                                      September 30,                 September 30,
                                                   -----------------------------------------------------
OPERATING SUMMARY                                  2003   2002   Change        2003      2002     Change
                                                   -----------------------------------------------------
Fee income and other                               $ 64   $ 79     (19%)      $   200   $   237     (16%)
Net investment income                                53     66     (20%)          169       213     (21%)
                                                   -----------------------------------------------------
  TOTAL REVENUES                                    117    145     (19%)          369       450     (18%)
Benefits, claims and claim adjustment expenses       78    108     (28%)          242       324     (25%)
Insurance operating costs and expenses               (3)    16      NM             19        72     (74%)
Dividends to policyholders                           15      7     114%            54        27     100%
                                                   -----------------------------------------------------
  TOTAL BENEFITS, CLAIMS AND EXPENSES                90    131     (31%)          315       423     (26%)
                                                   -----------------------------------------------------
  INCOME BEFORE INCOME TAXES                         27     14      93%            54        27     100%
Income tax expense                                    8      4     100%            18         8     125%
                                                   -----------------------------------------------------
  NET INCOME                                       $ 19   $ 10      90%       $    36   $    19      89%
                                                   -----------------------------------------------------

Variable COLI account values                                                  $20,557   $19,298       7%
Leveraged COLI account values                                                   2,602     3,601     (28%)
                                                   -----------------------------------------------------
  TOTAL ACCOUNT VALUES                                                        $23,159   $22,899       1%
                                                   -----------------------------------------------------

COLI revenues decreased for the third quarter and nine months ended
September 30, 2003 due to lower net investment and fee income. Net investment income decreased, primarily due to the decline in leveraged COLI account values as a result of surrender activity. Fee income was reduced as the result of lower sales for the third quarter and nine months ended September 30, 2003 as compared to the equivalent prior year periods.

Total benefits, claims and expenses decreased for the third quarter and nine months ended September 30, 2003 primarily due to a decline in interest credited due to lower general account assets and policy loans compared to prior year related to the decline in the leveraged COLI account values noted above. Additionally, total benefits, claims and expenses decreased for the third quarter and nine months ended September 30, 2003 as a result of a $9 after-tax benefit recorded in insurance operating costs and expenses related to the Bancorp litigation. (For further discussion of the Bancorp litigation, see Note 5(a) of Notes to Condensed Consolidated Financial Statements.) These decreases were partially offset by an increase in dividends to policyholders for the third quarter and nine months ended September 30, 2003 due to an increase in mortality dividends on the leveraged COLI product related primarily to surrender activity. In addition, total benefits, claims and expenses for the nine months ended September 30, 2002 included an $11 after-tax expense related to the Bancorp litigation accrued in the first quarter of 2002.

Net income increased for the third quarter and nine months ended September 30, 2003 as compared to the prior periods principally as a result of the Bancorp litigation benefit of $9, after-tax, recorded in the third quarter of 2003. Excluding the benefit (expense) associated with the Bancorp litigation discussed above, net income was $10 for the third quarter ended September 30, 2003 and 2002, and was $27 and $30 for the nine months ended September 30, 2003 and 2002.

INVESTMENTS

Hartford Life Insurance Company's general account and guaranteed separate account investment portfolios are managed based on the underlying characteristics and nature of each operation's respective liabilities and within established risk parameters. (For a further discussion on Hartford Life Insurance Company's approach to managing risks, see the Capital Markets Risk Management section.)

Please refer to the Investments section of the MD&A in Hartford Life Insurance Company's 2002 Form 10-K Annual Report for a description of the Company's investment objectives and policies.

Return on general account invested assets is an important element of the Company's financial results. Significant fluctuations in the fixed income or equity markets could weaken the Company's financial condition or its results of operations. Additionally, changes in market interest rates may impact the period of time over which certain investments, such as mortgage-backed securities, are repaid and whether certain investments are called by the issuers. Such changes may, in turn, impact the yield on these investments and also may result in reinvestment of funds received from calls and prepayments at rates below the average portfolio yield.

Fluctuations in interest rates affect the Company's return on, and the fair value of, fixed maturity investments, which comprised approximately 90% and 86% of the fair value of its general account invested assets as of September 30, 2003 and December 31, 2002, respectively. Other events beyond the Company's control could also adversely impact the fair value of these investments. Specifically, a downgrade of an issuer's credit rating or default of payment by an issuer could reduce the Company's investment return.

A decrease in the fair value of any investment that is deemed other than temporary would result in the Company's recognition of a realized loss in its financial results prior to the actual sale of the investment.

The following table identifies invested assets by type held in the Company's general account as of September 30, 2003 and December 31, 2002.

COMPOSITION OF INVESTED ASSETS

                                                                September 30,           December 31,
                                                                    2003                    2002
                                                              -----------------------------------------
                                                              Amount    Percent       Amount    Percent
                                                              -----------------------------------------
Fixed maturities, at fair value                               $30,314     90.3%       $24,786     86.3%
Equity securities, at fair value                                   77      0.2%           120      0.4%
Policy loans, at outstanding balance                            2,492      7.4%         2,895     10.1%
Limited partnerships, at fair value                               228      0.7%           486      1.7%
Other investments                                                 449      1.4%           432      1.5%
                                                              -----------------------------------------
  TOTAL INVESTMENTS                                           $33,560    100.0%       $28,719    100.0%
                                                              -----------------------------------------

Fixed maturity investments increased 22% since December 31, 2002, primarily the result of investment and universal life contract sales and operating cash flows. In March 2003, the Company decided to liquidate its hedge fund limited partnership investments and reinvest the proceeds in fixed maturity investments. Hedge fund liquidations have totaled approximately $297 since December 31, 2002. As of September 30, 2003, Hartford Life Insurance Company owned approximately $71 of hedge fund investments, all of which are expected to be liquidated by March 31, 2004.

INVESTMENT RESULTS

The table below summarizes the Company's investment results.

                                                     Third Quarter Ended                Nine Months Ended
                                                        September 30,                     September 30,
                                                    ---------------------            ------------------------
(Before-tax)                                        2003            2002              2003              2002
                                                    ---------------------------------------------------------
Net investment income -- excluding policy loan
 income                                             $403            $ 336            $1,175            $  962
Policy loan income                                    50               60               161               194
                                                    ---------------------------------------------------------
Net investment income -- total                      $453            $ 396            $1,336            $1,156
Yield on average invested assets [1]                 5.8%             6.1%              6.0%              6.2%
                                                    ---------------------------------------------------------
Gross gains on sale                                 $ 44            $  34            $  168            $   89
Gross losses on sale                                 (15)             (25)              (83)              (60)
Impairments                                          (27)            (101)              (93)             (253)
Other, net [2]                                       (10)              --               (10)               (6)
                                                    ---------------------------------------------------------
Net realized capital gains (losses)                 $ (8)           $ (92)           $  (18)           $ (230)
                                                    ---------------------------------------------------------

    [1] Represents annualized net investment income (excluding net realized capital gains (losses)) divided by average invested assets at cost or amortized cost, as applicable, for the third quarter and nine months ended September 30, 2003 and 2002. Average invested assets are calculated by dividing the sum of the beginning and ending period amounts by two.

    [2] Primarily consists of changes in fair value and hedge ineffectiveness on derivative instruments.

For the third quarter and nine months ended September 30, 2003, net investment income, excluding policy loan income, increased $67, or 20%, and $213, or 22%, compared to the respective prior year periods. The increases in net investment income were primarily due to income earned on a higher invested asset base partially offset by lower investment yields. Yields on average invested assets decreased as a result of lower rates on new investment purchases and decreased policy loan income.

Net realized capital gains (losses) for the third quarter and nine months ended September 30, 2003 improved by $84 and $212, respectively, compared to the prior year periods, primarily as a result of a decrease in other than temporary impairments on fixed maturities.
The table below and following discussion identify the Company's other than temporary impairments by type.

OTHER THAN TEMPORARY IMPAIRMENTS BY TYPE

                                                       Third Quarter Ended              Nine Months Ended
                                                          September 30,                   September 30,
                                                       ----------------------------------------------------
                                                       2003            2002            2003            2002
                                                       ----------------------------------------------------
Asset-backed securities ("ABS")
  Aircraft lease receivables                           $15             $ 50            $15             $ 64
  Corporate debt obligations ("CDO")                    --               10             10               17
  Credit card receivables                               --               --             12               --
  Interest only securities                              --                3              5                3
  Manufacturing housing ("MH") receivables               9               12              9               12
  Mutual fund fee receivables                           --                7              2               14
  Other ABS                                              2                2              2                4
Commercial mortgage-backed securities ("CMBS")          --               --              4               --
Corporate
  Basic industry                                         1               --              1               --
  Consumer non-cyclical                                 --               --              7               --
  Financial services                                    --                1              2                1
  Technology and communications                         --               10              3              125
  Transportation                                        --               --              7                1
  Utilities                                             --                6             --               12
Equity                                                  --               --              8               --
Mortgage-backed securities ("MBS") -- interest only
 securities                                             --               --              6               --
                                                       ----------------------------------------------------
TOTAL IMPAIRMENTS                                      $27             $101            $93             $253
                                                       ----------------------------------------------------

ABS

During 2003, impairments were recorded for various ABS security types as a result of a continued deterioration of cash flows derived from the underlying collateral. The ABS securities supported by aircraft lease and enhanced equipment trust certificates (together, "aircraft lease receivables") have continued to decline primarily due to a reduction in lease payments and aircraft values driven by a decline in airline travel. CDO impairments were primarily the result of increasing default rates and lower recovery rates on the collateral. Impairments on securities supported by MH receivables were primarily the result of repossessed units liquidated at depressed levels. Interest only security impairments recorded during 2003 and 2002 were due to the flattening of the forward yield curve.

Impairments of ABS during the nine months ended September 30, 2002 were driven by deterioration of collateral cash flows. Numerous bankruptcies, collateral defaults, weak economic conditions and reduced airline travel were all factors contributing to lower collateral cash flows and broker quoted market prices of ABS in 2002.
Corporate

The decline in corporate bankruptcies and improvement in general economic conditions have contributed to much lower corporate impairment levels in 2003 compared to 2002.

Corporate impairments recorded during the third quarter of 2003 were concentrated in the United States steel industry and resulted from a decision to dispose of securities, which were in an unrealized loss position. A significant portion of corporate impairments during the nine months ended September 30, 2003 were driven by a deterioration in the transportation sector, specifically issuers of airline debt as the result of a decline in airline travel. Impairments during the nine months ended September 30, 2003 were also the result of one consumer non-cyclical issuer in the healthcare industry stemming from its decline in value due to accounting fraud, and one communications sector issuer in the cable television industry due to deteriorating earnings forecasts, debt restructuring issues and accounting irregularities.

For the third quarter and nine months ended September 30, 2002, impairments of corporate securities were concentrated in the technology and communications sector and for the nine months ended September 30, 2002 included a $74 before-tax loss related to securities issued by WorldCom.

Other

Other than temporary impairments were also recorded in 2003 and 2002, on various diversified seeded equity and mutual fund investments that had experienced declines in fair value for an extended period of time.

CAPITAL MARKETS RISK MANAGEMENT

Hartford Life Insurance Company has a disciplined approach to managing risks associated with its capital markets and asset/liability management activities. Investment portfolio management is organized to focus investment management expertise on specific classes of investments, while asset/liability management is the responsibility of dedicated risk management units supporting Hartford Life Insurance Company, including the Company's guaranteed separate accounts. Derivative instruments are utilized in compliance with established Company policy and regulatory requirements and are monitored internally and reviewed by senior management.

The Company is exposed to two primary sources of investment and asset/liability management risk: credit risk, relating to the uncertainty associated with the ability of an obligor or counterparty to make timely payments of principal and/or interest, and market risk, relating to the market price and/or cash flow variability associated with changes in interest rates, securities prices, market indices, yield curves or currency exchange rates. The Company does not hold any financial instruments purchased for trading purposes.

Please refer to the Capital Markets Risk Management section of the MD&A in Hartford Life Insurance Company's 2002 Form 10-K Annual Report for a description of the Company's objectives, policies and strategies.

CREDIT RISK

The Company invests primarily in securities that are rated investment grade, and has established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Creditworthiness of specific obligors is determined by an internal credit evaluation supplemented by consideration of external determinants of creditworthiness, typically ratings assigned by nationally recognized ratings agencies. Obligor, asset sector and industry concentrations are subject to established limits and are monitored on a regular basis. Hartford Life Insurance Company is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholders' equity.

The following table identifies fixed maturity securities by type, including guaranteed separate accounts, as of September 30, 2003 and December 31, 2002.

                                                Fixed Maturities by Type
------------------------------------------------------------------------------------------------------------------------
                                                          September 30, 2003                        December 31, 2002
                                       --------------------------------------------------------   ----------------------
                                                                                       Percent
                                                                                       of Total
                                       Amortized   Unrealized   Unrealized    Fair       Fair     Amortized   Unrealized
                                         Cost        Gains        Losses      Value     Value       Cost        Gains
                                       ---------------------------------------------------------------------------------
ABS                                     $ 5,158      $  106       $(123)     $ 5,141     12.2%     $ 5,115      $  109
CMBS                                      6,587         452         (16)       7,023     16.8%       4,979         416
Collateralized mortgage obligation
 ("CMO")                                    830          20          (1)         849      2.0%         752          33
Corporate
  Basic industry                          2,456         178          (8)       2,626      6.3%       2,000         129
  Capital goods                           1,311         101          (5)       1,407      3.3%       1,048          68
  Consumer cyclical                       1,997         143          (6)       2,134      5.1%       1,425          88
  Consumer non-cyclical                   2,664         209          (6)       2,867      6.8%       2,462         176
  Energy                                  1,423         132          (5)       1,550      3.7%       1,446         110
  Financial services                      4,921         416         (35)       5,302     12.7%       4,956         307
  Technology and communications           3,292         380          (9)       3,663      8.7%       2,911         247
  Transportation                            574          46          (6)         614      1.5%         571          45
  Utilities                               1,820         168         (18)       1,970      4.7%       1,757         114
  Other                                     481          28          (1)         508      1.2%         404          18
Government/Government agencies
  Foreign                                   527          65          (1)         591      1.4%         720          68
  United States                             832          46          (1)         877      2.1%         553          44
MBS -- agency                             1,867          37          (1)       1,903      4.5%       2,035          58
Municipal
  Taxable                                   261          14          (5)         270      0.6%          98          16
Redeemable preferred stock                    1          --          --            1        --           1          --
Short-term                                2,694           2          --        2,696      6.4%         993           1
                                       ---------------------------------------------------------------------------------
               TOTAL FIXED MATURITIES   $39,696      $2,543       $(247)     $41,992    100.0%     $34,226      $2,047
                                       ---------------------------------------------------------------------------------
Total general account fixed
 maturities                             $28,658      $1,822       $(166)     $30,314     72.2%     $23,675      $1,389
Total guaranteed separate account
 fixed maturities                       $11,038      $  721       $ (81)     $11,678     27.8%     $10,551      $  658
                                       ---------------------------------------------------------------------------------

                                          Fixed Maturities by Type
-------------------------------------  -------------------------------
                                              December 31, 2002
                                       -------------------------------
                                                              Percent
                                                              of Total
                                       Unrealized    Fair       Fair
                                         Losses      Value     Value
                                       -------------------------------
ABS                                      $(143)     $ 5,081     14.2%
CMBS                                        (9)       5,386     15.0%
Collateralized mortgage obligation
 ("CMO")                                    (2)         783      2.2%
Corporate
  Basic industry                            (7)       2,122      5.9%
  Capital goods                             (7)       1,109      3.1%
  Consumer cyclical                         (3)       1,510      4.2%
  Consumer non-cyclical                    (16)       2,622      7.3%
  Energy                                    (8)       1,548      4.3%
  Financial services                       (81)       5,182     14.4%
  Technology and communications            (68)       3,090      8.6%
  Transportation                           (11)         605      1.7%
  Utilities                                (41)       1,830      5.1%
  Other                                     --          422      1.2%
Government/Government agencies
  Foreign                                   (5)         783      2.2%
  United States                             --          597      1.7%
MBS -- agency                               --        2,093      5.8%
Municipal
  Taxable                                   (1)         113      0.3%
Redeemable preferred stock                  --            1        --
Short-term                                  --          994      2.8%
                                       -------------------------------
               TOTAL FIXED MATURITIES    $(402)     $35,871    100.0%
                                       -------------------------------
Total general account fixed
 maturities                              $(278)     $24,786     69.1%
Total guaranteed separate account
 fixed maturities                        $(124)     $11,085     30.9%
                                       -------------------------------

The Company's fixed maturity gross unrealized gains and losses have improved by $496 and $155, respectively, from December 31, 2002 to September 30, 2003, primarily the result improved corporate credit quality and to a lesser extent asset sales, partially offset by an increase in interest rates. The improvement in corporate credit quality was largely due to the security issuers' renewed emphasis on improving liquidity, reducing leverage and various cost cutting measures. Throughout 2003, the general economic outlook has continued to rebound, the result of improved profitability supported by improved manufacturing demand, a continued strong housing market and robust consumer and government spending. The apparent economic acceleration has resulted in the increase of the 10-year Treasury rate since December 2002, including an 80 basis point increase from its low in June 2003 of 3.1%. In recent months, there has been a considerable amount of volatility in the Treasury market. Speculation over the possibility of the Federal Reserve purchasing Treasuries combined with talk of deflation on the part of the Federal Reserve pushed the yield on 10-year Treasuries down to its June low. However, signs of a rebound in the economy and the

Federal Reserve's comments downplaying the prospects for both deflation and market intervention have caused the price of 10-year Treasuries to fall by almost 9% between mid-June and the end of July, as the yield rose to nearly 4.5%. As of September 30, 2003, the 10-year Treasury yield dipped down to 3.94%.

Except for CMBS and short-term securities, the investment allocations as a percentage of total fixed maturities have remained materially consistent since December 31, 2002.

Portfolio allocations to CMBS increased due to the asset class's stable spreads and high quality. CMBS securities have lower prepayment risk than MBS due to contractual penalties. Short-term securities have increased primarily due to the receipt of operating cash flows awaiting investment in longer term securities and from the collateral obtained related to the Company's securities lending program.
For a discussion of risk factors associated with sectors with significant unrealized loss positions, please see the sector risk factor commentary under the Total Securities with Unrealized Loss Greater than Six Months by Type schedule in this section of the MD&A.

The following table identifies fixed maturities by credit quality, including guaranteed separate accounts, as of September 30, 2003 and December 31, 2002. The ratings referenced below are based on the ratings of a nationally recognized rating organization or, if not rated, assigned based on the Company's internal analysis of such securities.

                                      Fixed Maturities by Credit Quality
--------------------------------------------------------------------------------------------------------------
                                                  September 30, 2003                 December 31, 2002
                                           --------------------------------   --------------------------------
                                                                 Percent of                         Percent of
                                           Amortized    Fair     Total Fair   Amortized    Fair     Total Fair
                                             Cost       Value      Value        Cost       Value      Value
                                           -------------------------------------------------------------------
United States Government/Government
 agencies                                   $ 3,493    $ 3,590       8.6%      $ 3,213    $ 3,341       9.3%
AAA                                           5,905      6,215      14.9%        5,077      5,399      15.1%
AA                                            3,271      3,456       8.2%        3,334      3,507       9.8%
A                                            11,872     12,777      30.4%       11,019     11,687      32.5%
BBB                                          10,420     11,145      26.5%        8,662      9,081      25.3%
BB & below                                    2,041      2,113       5.0%        1,928      1,862       5.2%
Short-term                                    2,694      2,696       6.4%          993        994       2.8%
                                           -------------------------------------------------------------------
                   TOTAL FIXED MATURITIES   $39,696    $41,992     100.0%      $34,226    $35,871     100.0%
                                           -------------------------------------------------------------------
Total general account fixed maturities      $28,658    $30,314      72.2%      $23,675    $24,786      69.1%
Total guaranteed separate account fixed
 maturities                                 $11,038    $11,678      27.8%      $10,551    $11,085      30.9%
                                           -------------------------------------------------------------------

As of September 30, 2003 and December 31, 2002, over 95% and 94%, respectively, of the fixed maturity portfolio was invested in securities rated investment grade (BBB and above).

The following table presents the Below Investment Grade ("BIG") fixed maturities by type including guaranteed separate accounts, as of September 30, 2003 and December 31, 2002.

                                         BIG Fixed Maturities by Type
--------------------------------------------------------------------------------------------------------------
                                                   September 30, 2003                 December 31, 2002
                                             -------------------------------   -------------------------------
                                                                  Percent of                        Percent of
                                             Amortized    Fair    Total Fair   Amortized    Fair    Total Fair
                                               Cost      Value      Value        Cost      Value      Value
                                             -----------------------------------------------------------------
ABS                                           $  239     $  197       9.3%      $  149     $  132       7.1%
CMBS                                             112        113       5.3%         102        108       5.8%
Corporate
  Basic industry                                 187        190       9.1%         197        198      10.6%
  Capital goods                                  112        113       5.3%         131        131       7.0%
  Consumer cyclical                              239        254      12.0%         213        218      11.7%
  Consumer non-cyclical                          261        268      12.8%         181        173       9.3%
  Energy                                          76         83       3.9%          80         81       4.4%
  Financial services                              11         12       0.6%          25         18       1.0%
  Technology and communications                  291        338      16.0%         383        345      18.5%
  Transportation                                  23         24       1.1%          19         18       1.0%
  Utilities                                      321        324      15.3%         287        261      14.0%
Foreign government                               158        185       8.8%         145        162       8.7%
Other (1)                                         11         12       0.5%          16         17       0.9%
                                             -----------------------------------------------------------------
                     TOTAL FIXED MATURITIES   $2,041     $2,113     100.0%      $1,928     $1,862     100.0%
                                             -----------------------------------------------------------------
Total general account fixed maturities        $1,254     $1,293      61.2%      $1,239     $1,178      63.3%
Total guaranteed separate account fixed
 maturities                                   $  787     $  820      38.8%      $  689     $  684      36.7%
                                             -----------------------------------------------------------------

(1) Other represents redeemable preferred stocks and real estate investment trusts.

As of September 30, 2003 and December 31, 2002, the Company held no issuer of a BIG security with a fair value in excess of 3% and 2%, respectively, of the total fair value for BIG securities.

The following table presents the Company's unrealized loss aging for total fixed maturity and equity securities, including guaranteed separate accounts, as of September 30, 2003 and December 31, 2002, by length of time the security was in an unrealized loss position.

                                  Unrealized Loss Aging of Total Securities
-------------------------------------------------------------------------------------------------------------
                                                  September 30, 2003                 December 31, 2002
                                            -------------------------------   -------------------------------
                                            Amortized    Fair    Unrealized   Amortized    Fair    Unrealized
                                              Cost      Value       Loss        Cost      Value       Loss
                                            -----------------------------------------------------------------
Three months or less                         $2,753     $2,693     $ (60)      $1,382     $1,316     $ (66)
Greater than three months to six months         338        323       (15)       1,211      1,158       (53)
Greater than six months to nine months          247        239        (8)         519        465       (54)
Greater than nine months to twelve months       311        287       (24)       1,247      1,181       (66)
Greater than twelve months                    1,619      1,475      (144)       1,873      1,693      (180)
                                            -----------------------------------------------------------------
                                     TOTAL   $5,268     $5,017     $(251)      $6,232     $5,813     $(419)
                                            -----------------------------------------------------------------
Total general account                        $3,484     $3,314     $(170)      $4,113     $3,820     $(293)
Total guaranteed separate account            $1,784     $1,703     $ (81)      $2,119     $1,993     $(126)
                                            -----------------------------------------------------------------

The decrease in the unrealized loss amount since December 31, 2002 is primarily the result of improved corporate fixed maturity credit quality and to a lesser extent asset sales, partially offset by an increase in interest rates. For further discussion, please see the economic commentary under the Fixed Maturities by Type table in this section of the MD&A.

As of September 30, 2003, fixed maturities represented $247, or 98%, of the Company's total unrealized loss. There were no fixed maturities as of September 30, 2003 with a fair value less than 80% of the security's amortized cost basis for six continuous months other than certain asset-backed and commercial mortgage-backed securities. Other than temporary impairments for certain asset-backed and commercial mortgage-backed securities are recognized if the fair value of the security, as determined by external pricing sources, is less than its carrying amount and there has been a decrease in the present value of the expected cash flows since the last reporting period. There were no asset-backed or commercial mortgage-backed securities included in the table above, as of September 30, 2003 and December 31, 2002, for which management's best estimate of future cash flows adversely changed during the reporting period. As of September 30, 2003, no asset-backed securities had an unrealized loss in excess of $20. For a detailed discussion of the other than temporary impairment criteria, see "Valuation of Investments and Derivative Instruments" included in the Critical Accounting Estimates section of the MD&A and in Note 1(g) of Notes to Consolidated Financial Statements, both of which are included in Hartford Life Insurance Company's 2002 Form 10-K Annual Report.

As of September 30, 2003 and December 31, 2002, the Company held no securities of a single issuer that were at an unrealized loss position in excess of 8% and 4%, respectively, of the total period ended unrealized loss amount.

The total securities in an unrealized loss position for longer than six months by type as of September 30, 2003 and December 31, 2002 are presented in the following table.

                           Total Securities with Unrealized Loss Greater Than Six Months by Type
----------------------------------------------------------------------------------------------------------------------------
                                              September 30, 2003                             December 31, 2002
                                 --------------------------------------------   --------------------------------------------
                                                                   Percent of                                     Percent of
                                                                     Total                                          Total
                                 Amortized    Fair    Unrealized   Unrealized   Amortized    Fair    Unrealized   Unrealized
                                   Cost      Value       Loss         Loss        Cost      Value       Loss         Loss
                                 -------------------------------------------------------------------------------------------
ABS and CMBS
  Aircraft lease receivables      $  160     $  101     $ (59)        33.5%      $   90     $   77     $ (13)         4.3%
  CDOs                               156        132       (24)        13.6%         204        172       (32)        10.7%
  Credit card receivables            243        224       (19)        10.8%         358        317       (41)        13.7%
  MH receivables                      27         25        (2)         1.1%          21         20        (1)         0.3%
  Other ABS and CMBS                 714        702       (12)         6.8%         668        655       (13)         4.3%
Corporate
  Financial services                 543        511       (32)        18.3%         614        557       (57)        19.0%
  Technology and communications       18         17        (1)         0.6%         427        380       (47)        15.7%
  Transportation                      26         21        (5)         2.8%          60         50       (10)         3.3%
  Utilities                          132        119       (13)         7.4%         256        233       (23)         7.7%
  Other                              144        136        (8)         4.5%         585        563       (22)         7.3%
Diversified equity mutual funds        4          3        (1)         0.6%          64         48       (16)         5.3%
Other securities                      10         10        --            --         292        267       (25)         8.4%
                                 -------------------------------------------------------------------------------------------
                          TOTAL   $2,177     $2,001     $(176)       100.0%      $3,639     $3,339     $(300)       100.0%
                                 -------------------------------------------------------------------------------------------
Total general account             $1,392     $1,276     $(116)        65.9%      $2,362     $2,164     $(198)        66.0%
Total guaranteed separate
 account                          $  785     $  725     $ (60)        34.1%      $1,277     $1,175     $(102)        34.0%
                                 -------------------------------------------------------------------------------------------

The ABS in an unrealized loss position for six months or more as of September 30, 2003, were primarily supported by aircraft lease receivables, CDOs and credit card receivables. The Company's current view of risk factors relative to these fixed maturity types is as follows:

Aircraft lease receivables -- The securities supported by aircraft, aircraft lease payments and enhanced equipment trust certificates (together, "aircraft lease receivables") have continued to decline in value due to a reduction in lease payments and aircraft values driven by a decline in airline travel, which resulted in bankruptcies and other financial difficulties of airline carriers. As a result of these factors, significant risk premiums have been required by the market for securities in this sector, resulting in reduced liquidity and lower broker quoted prices. The level of recovery will depend on economic fundamentals and airline operating performance. Aircraft lease receivables will be further stressed if passenger air traffic declines or airlines liquidate rather than emerge from bankruptcy protection.

CDOs -- Adverse CDO experience can be attributed to higher than expected default rates on the collateral, particularly in the technology and utilities sectors, and lower than expected recovery rates. Improved economic and operating fundamentals of the underlying security issuers should lead to improved pricing levels.

Credit card receivables -- The unrealized loss position in credit card securities has primarily been caused by exposure to companies originating loans to sub-prime borrowers. While the unrealized loss position improved for these holdings during the year, the Company believes that this sub-sector will continue to be under stress and expects holdings to be very sensitive to changes in collateral performance.

As of September 30, 2003, security types other than ABS and CMBS that were in a significant unrealized loss position were corporate fixed maturities primarily within the financial services and utilities sectors.

Financial Services -- The financial services securities in an unrealized loss position are primarily variable rate securities with extended maturity dates, which have been adversely impacted by the reduction in forward interest rates resulting in lower expected cash flows. Unrealized loss amounts for these securities have declined during the year as interest rates have risen. Additional changes in fair value of these securities are primarily dependent on future changes in forward interest rates. A substantial percentage of these securities are currently hedged with interest rate swaps, which convert the variable rate earned on the securities to a fixed amount. The swaps receive cash flow hedge accounting treatment and are currently in an unrealized gain position.

Utilities -- The utilities sector remains adversely impacted by several events that primarily occurred in 2001 including the bankruptcy of Enron Corp., the decline in the energy trading industry and the regulatory, political and legal affect of the California Utility Crisis. These events led to credit downgrades, which continue to negatively impact security price levels. Companies have begun to reduce leverage, selling various non-core businesses and have secured liquidity sources either through capital market issuances or bank lines to support cash flow needs. Improved credit fundamentals coupled with increased energy prices and demand should allow the price of these companies' securities to improve.

As part of the Company's ongoing security monitoring process by a committee of investment and accounting professionals, the Company has reviewed its investment portfolio and concluded that there were no additional other than temporary impairments as of September 30, 2003 and December 31, 2002. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, as well as the evaluation of the fundamentals of the issuers' financial condition, the Company believes that the prices of the securities in the sectors identified above were temporarily depressed primarily as a result of a market dislocation and generally poor cyclical economic conditions and sentiment. See "Valuation of Investments and Derivative Instruments" included in the Critical Accounting Estimates section of MD&A and in Note 1(g) of Notes to Consolidated Financial Statements both included in Hartford Life Insurance Company's 2002 Form 10-K Annual Report.

The evaluation for other than temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other than temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. ABS and CMBS), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

The following table presents the Company's unrealized loss aging for BIG and equity securities, including guaranteed separate accounts, as of September 30, 2003 and December 31, 2002.

                              Unrealized Loss Aging of BIG and Equity Securities
--------------------------------------------------------------------------------------------------------------
                                                     September 30, 2003               December 31, 2002
                                               ------------------------------   ------------------------------
                                               Amortized   Fair    Unrealized   Amortized   Fair    Unrealized
                                                 Cost      Value      Loss        Cost      Value      Loss
                                               ---------------------------------------------------------------
Three months or less                             $229      $218       $(11)      $  131     $104      $ (27)
Greater than three months to six months            72        65         (7)         188      165        (23)
Greater than six months to nine months             51        49         (2)         160      134        (26)
Greater than nine months to twelve months          60        53         (7)         299      264        (35)
Greater than twelve months                        300       241        (59)         354      299        (55)
                                               ---------------------------------------------------------------
                                        TOTAL    $712      $626       $(86)      $1,132     $966      $(166)
                                               ---------------------------------------------------------------
Total general account                            $531      $462       $(69)      $  800     $669      $(131)
Total guaranteed separate account                $181      $164       $(17)      $  332     $297      $ (35)
                                               ---------------------------------------------------------------

Similar to the decrease in the Unrealized Loss Aging of Total Securities table from December 31, 2002 to September 30, 2003, the decrease in the BIG and equity security unrealized loss amount was primarily the result of improved corporate fixed maturity credit quality and to a lesser extent asset sales, partially offset by an increase in interest rates. For further discussion, please see the economic commentary under the Fixed Maturities by Type table in this section of the MD&A.

The BIG and equity securities in an unrealized loss position for longer than six months by type as of September 30, 2003 and December 31, 2002 are presented in the following table.

                       BIG and Equity Securities with Unrealized Loss Greater Than Six Months by Type
-----------------------------------------------------------------------------------------------------------------------------
                                                September 30, 2003                             December 31, 2002
                                    -------------------------------------------   -------------------------------------------
                                                                     Percent of                                    Percent of
                                                                       Total                                         Total
                                    Amortized   Fair    Unrealized   Unrealized   Amortized   Fair    Unrealized   Unrealized
                                      Cost      Value      Loss         Loss        Cost      Value      Loss         Loss
                                    -----------------------------------------------------------------------------------------
ABS and CMBS
  Aircraft lease receivables          $ 52      $ 32       $(20)        29.4%       $ --      $ --      $  --            --
  CDOs                                  37        29         (8)        11.8%          2         1         (1)         0.9%
  Credit card receivables               48        32        (16)        23.5%         26        17         (9)         7.8%
  Other ABS and CMBS                    41        37         (4)         5.9%         37        32         (5)         4.3%
Corporate
  Financial Services                    --        --         --            --          9         8         (1)         0.9%
  Technology and communications         14        12         (2)         2.9%        211       177        (34)        29.3%
  Transportation                         9         7         (2)         2.9%         13        10         (3)         2.6%
  Utilities                            117       106        (11)        16.2%        123       107        (16)        13.8%
  Other                                 89        85         (4)         5.9%        226       210        (16)        13.8%
  Diversified equity mutual funds        4         3         (1)         1.5%         64        48        (16)        13.8%
Other securities                        --        --         --            --        102        87        (15)        12.8%
                                    -----------------------------------------------------------------------------------------
                             TOTAL    $411      $343       $(68)        100.0       $813      $697      $(116)       100.0%
                                    -----------------------------------------------------------------------------------------
Total general account                 $290      $239       $(51)        75.0%       $552      $464      $ (88)        75.9%
Total guaranteed separate account     $121      $104       $(17)        25.0%       $261      $233      $ (28)        24.1%
                                    -----------------------------------------------------------------------------------------

For a discussion of the Company's current view of risk factors relative to certain security types listed above, please refer to the Total Securities with Unrealized Loss Greater Than Six Months by Type table in this section of the MD&A.

EQUITY RISK

The Company's operations are significantly influenced by changes in the equity markets. The Company's profitability depends largely on the amount of assets under management, which is primarily driven by the level of sales, equity market appreciation and depreciation and the persistency of the in-force block of business. Prolonged and precipitous declines in the equity markets can have a significant impact on the Company's operations, as sales of variable products may decline and surrender activity may increase, if customer sentiment towards the equity market turns negative. Lower assets under management will have a negative impact on the Company's financial results, primarily due to lower fee income related to the Investment Products and Individual Life segments, where a heavy concentration of equity-linked products are administered and sold. Furthermore, the Company may experience a reduction in profit margins if a significant portion of the assets held in the variable annuity separate accounts move to the general account and the Company is unable to earn an acceptable investment spread, particularly in light of the low interest rate environment and the presence of contractually guaranteed minimum interest credited rates, which for the most part are at a 3% rate.

In addition, prolonged declines in the equity market may also decrease the Company's expectations of future gross profits, which are utilized to determine the amount of DAC to be amortized in a given financial statement period. A significant decrease in the Company's estimated gross profits would require the Company to accelerate the amount of DAC amortization in a given period, potentially causing a material adverse deviation in that period's net income. Although an acceleration of DAC amortization would have a negative impact on the Company's earnings, it would not affect the Company's cash flow or liquidity position.

Additionally, the Investment Products segment sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, The Hartford pays the greater of (1) the account value at death;
(2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary. The Company currently reinsures a significant portion of the death benefit guarantees associated with its in-force block of business. The Company currently records the death benefit costs, net of reinsurance, as they are incurred. Declines in the equity market may increase the Company's net exposure to death benefits under these contracts.

The Company's total gross exposure (i.e. before reinsurance) to these guaranteed death benefits as of September 30, 2003 was $16.2 billion. Due to the fact that 77% of this amount is reinsured, the Company's net exposure is $3.7 billion. This amount is often referred to as the retained net amount at risk. However, the Company will incur these guaranteed death benefit payments in the future only if the policyholder has an in-the-money guaranteed death benefit at their time of death. In order to analyze the total costs that the Company may incur in the future related to these guaranteed death benefits, the Company performed an actuarial present value analysis. This analysis included developing a model utilizing stochastically generated scenarios and best estimate assumptions related to mortality and lapse rates. A range of projected costs was developed and discounted back to the financial statement date utilizing the Company's cost of capital, which for this purpose was assumed to be 9.25%. Based on this analysis, the Company estimated a 95% confidence interval of the present value of the retained death benefit costs to be incurred in the future to be a range of $110 to $368 for these contracts. The median of the stochastically generated investment performance scenarios was $176.

On June 30, 2003, the Company recaptured a block of business previously reinsured with an unaffiliated reinsurer. Under this treaty, Hartford Life reinsured a portion of the guaranteed minimum death benefit (GMDB) feature associated with certain of its annuity contracts. As consideration for recapturing the business and final settlement under the treaty, the Company has received assets valued at approximately $32 and one million warrants exercisable for the unaffiliated company's stock. This amount represents to the Company an advance collection of its future recoveries under the reinsurance agreement and will be recognized as future losses are incurred. Prospectively, as a result of the recapture, Hartford Life will be responsible for all of the remaining and ongoing risks associated with the GMDB's related to this block of business. The recapture increased the net amount at risk retained by the Company, which is included in the net amount at risk discussed in Note 2(f).

In the first quarter of 2004, the Company will adopt the provisions of Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts", (the "SOP"). The provisions of the SOP include a requirement for recording a liability for variable annuity products with a guaranteed minimum death benefit feature. The determination of this liability is also based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. Based on management's preliminary review of the SOP and current market conditions, the unrecorded GMDB liabilities, net of reinsurance, are estimated to be between $50 and $60 at September 30, 2003. Net of estimated DAC and income tax effects, the cumulative effect of establishing the required GMDB reserves is expected to result in a reduction of net income of between $25 and $35. The ultimate actual impact on the Company's financial statements will differ from management's current estimates and will depend in part on market conditions and other factors at the date of adoption.

In addition, the Company offers certain variable annuity products with a GMWB rider. The GMWB provides the policyholder with a guaranteed remaining balance ("GRB") if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. However, annual withdrawals that exceed 7% of the premiums paid may reduce the GRB by an amount greater than the withdrawals and may also impact that guaranteed annual withdrawal amount that subsequently applies after the excess annual withdrawals occur. The policyholder also has the option, after a specified time period, to reset the GRB to the then-current account value, if greater. The GMWB represents an embedded derivative liability in the variable annuity contract that is required to be reported separately from the host variable annuity contract. It is carried at fair value and reported in other policyholder funds. The fair value of the GMWB obligations are calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios and other best estimate assumptions are used. Estimating cash flows involves numerous estimates and subjective judgments including those regarding expected market rates of return, market volatility, correlations of market returns and discount rates.

Declines in the equity market may increase the Company's exposure to benefits under these contracts. For all contracts in effect through July 6, 2003, the Company entered into a third party reinsurance arrangement to offset its exposure to the GMWB for the remaining lives of those contracts. As of July 6, 2003, the Company exhausted all but a small portion of the reinsurance capacity for new business under this current arrangement and will be ceding only a very small number of new contracts subsequent to July 6, 2003. Substantially all new contracts with the GMWB are covered by a reinsurance arrangement with a related party. See Note 6 "Related Party Transactions" for information on this arrangement.

MARKET RISK

Hartford Life Insurance Company has material exposure to both interest rate and equity market risk. The Company analyzes interest rate risk using various models including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivative instruments. There have been no material changes in market risk exposures from December 31, 2002.

DERIVATIVE INSTRUMENTS

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in compliance with Company policy and regulatory requirements in order to achieve one of four Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions. The Company does not make a market or trade derivatives for the express purpose of earning short term trading profits. (For further discussion on the Company's use of derivative instruments, refer to Note 4 of Notes to Condensed Consolidated Financial Statements.)

REGULATORY INITIATIVES AND CONTINGENCIES

LEGAL PROCEEDINGS

The Company is or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted, some for substantial amounts. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

LEGISLATIVE INITIATIVES

Certain elements of the Jobs and Growth Tax Relief Reconciliation Act of 2003, in particular the reduction in tax rates on long-term capital gains and most dividend distributions, could have a material effect on the Company's sales of variable annuities and other investment products. In addition, other tax proposals and regulatory initiatives which have been or are being considered by Congress could have a material effect on the insurance business. These proposals and initiatives include changes pertaining to the tax treatment of insurance companies and life insurance products and annuities, reductions in certain individual tax rates and the estate tax, reductions in benefits currently received by the Company stemming from the dividends received deduction, changes to the tax treatment of deferred compensation arrangements, and changes to investment vehicles and retirement savings plans and incentives. Prospects for enactment and the ultimate market effect of these proposals are uncertain. Any potential effect to the Company's financial condition or results of operations from the Jobs and Growth Act of 2003 or future tax proposals cannot be reasonably estimated at this time.

On August 15, 2003, the Treasury Department announced that it would not use its legislatively-granted authority to include group life insurance under the Federal backstop for terrorism losses in the Terrorism Risk Insurance Act of 2002. In announcing this decision, the Treasury stated that they would continue to monitor the group life situation.

ACCOUNTING STANDARDS

For a discussion of accounting standards, see Note 2 of Notes to Condensed Consolidated Financial Statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

The information contained in the Capital Markets Risk Management section of Management's Discussion and Analysis of Financial Condition and Results of Operations is incorporated herein by reference.

ITEM 4. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

The Company's principal executive officer and its principal financial officer, based on their evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)), have concluded that the Company's disclosure controls and procedures are adequate and effective for the purposes set forth in the definition thereof in Exchange Act Rule 13a-15(e) as of September 30, 2003.

CHANGE IN INTERNAL CONTROLS OVER FINANCIAL REPORTING.

There was no change in the Company's internal control over financial reporting that occurred during the second quarter of 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Hartford Life Insurance Company is or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted, some for substantial amounts. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

In the third quarter of 2003, Hartford Life Insurance Company and its affiliate International Corporate Marketing Group, LLC ("ICMG") settled their intellectual property dispute with Bancorp Services, LLC ("Bancorp"). The dispute concerned, among other things, Bancorp's claims for alleged patent infringement, breach of a confidentiality agreement, and misappropriation of trade secrets related to certain stable value corporate-owned life insurance products. The dispute was the subject of litigation in the United States District Court for the Eastern District of Missouri, in which Bancorp obtained in 2002 a judgment exceeding $134 against HLIC and ICMG after a jury trial on the trade secret and breach of contract claims, and HLIC and ICMG obtained summary judgment on the patent infringement claim. Based on the advice of legal counsel following entry of the judgment, the Company recorded an $11 after-tax charge in the first quarter of

2002 to increase litigation reserves. Both components of the judgment were appealed.

Under the terms of the settlement, Hartford will pay a minimum of $70 and a maximum of $80, depending on the outcome of the patent appeal, to resolve all disputes between the parties. The appeal from the trade secret and breach of contract judgment will be dismissed. The settlement resulted in the recording of a $9 after-tax benefit in the third quarter of 2003 to reflect the Company's portion of the settlement.

APPENDIX D -- ANNUAL REPORT ON FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2002


----------------------------------------------------------------------
----------------------------------------------------------------------

                                   FORM 10-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

(MARK ONE)

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

              FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                  OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM               TO

                         COMMISSION FILE NUMBER 2-89516
                        HARTFORD LIFE INSURANCE COMPANY
             (Exact name of registrant as specified in its charter)

                 CONNECTICUT                                    06-0974148
       (State or other jurisdiction of                       (I.R.S. Employer
       incorporation or organization)                     Identification Number)

                     200 HOPMEADOW STREET, SIMSBURY, CONNECTICUT 06089
                          (Address of principal executive offices)

                                       (860) 547-5000
                    (Registrant's telephone number, including area code)

    Securities registered pursuant to Section 12(b) of the Act: None

    Securities registered pursuant to Section 12(g) of the Act: None

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes / / No /X/

    The aggregate market value of the shares of Common Stock held by non-affiliates of the registrant as of June 28, 2002 was $0, because all of the outstanding shares of Common Stock were owned by Hartford Life and Accident Insurance Company, a direct wholly owned subsidiary of Hartford Life, Inc.

    As of February 28, 2003, there were outstanding 1,000 shares of Common Stock, $5,690 par value per share, of the registrant.

    The registrant meets the conditions set forth in General Instruction I (1)
(a) and (b) of Form 10-K and is therefore filing this form with the reduced disclosure format.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Hartford Life Insurance Company (HLIC) is a leading financial services and insurance organization providing investment products such as variable annuities and individual and corporate owned life insurance.

                                    CONTENTS

           ITEM                             DESCRIPTION                             PAGE
         --------   ------------------------------------------------------------  --------
PART I       1      Business of Hartford Life Insurance Company*................         3
             2      Properties*.................................................        10
             3      Legal Proceedings...........................................        10
             4      **..........................................................
PART II      5      Market for Hartford Life Insurance Company's Common Stock
                    and Related Stockholder Matters.............................        11
             6      **..........................................................
             7      Management's Discussion and Analysis of Financial Condition
                    and Results of Operations*..................................        12
            7A      Quantitative and Qualitative Disclosures About Market
                    Risk........................................................        42
             8      Financial Statements and Supplementary Data.................        42
             9      Changes in and Disagreements with Accountants on Accounting
                    and Financial Disclosure....................................        43
PART III     10     **..........................................................
            11      **..........................................................
            12      **..........................................................
            13      **..........................................................
            14      Controls and Procedures.....................................        43
PART IV     15      Exhibits, Financial Statements, Schedules and Reports on
                    Form 8-K....................................................        44
                    Signatures..................................................      II-1
                    Certifications..............................................  II-2 - 3
                    Exhibits Index..............................................      II-4

------------------------

*   Item prepared in accordance with General Instruction I(2) of Form 10-K

**  Item omitted in accordance with General Instruction I(2) of Form 10-K

PART I

ITEM 1. BUSINESS OF HARTFORD LIFE INSURANCE COMPANY
(DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)

GENERAL

    Hartford Life Insurance Company and its subsidiaries ("Hartford Life Insurance Company" or the "Company"), is a direct subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is an indirect subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). The Company, together with HLA, provides (i) investment products, including variable annuities, fixed market value adjusted ("MVA") annuities, mutual funds and retirement plan services for the savings and retirement needs of over 1.5 million customers,
(ii) life insurance for wealth protection, accumulation and transfer needs for approximately 740,000 customers, (iii) group benefits products such as group life and group disability insurance for the benefit of millions of individuals and (iv) corporate owned life insurance, which includes life insurance policies purchased by a company on the lives of its employees. The Company is one of the largest sellers of individual variable annuities, variable life insurance and group disability insurance in the United States. The Company's strong position in each of its core businesses provides an opportunity to increase the sale of the Company's products and services as individuals increasingly save and plan for retirement, protect themselves and their families against disability or death and engage in estate planning. In an effort to advance the Company's strategy of growing its life and asset accumulation businesses, The Hartford acquired the individual life insurance, annuity and mutual fund businesses of Fortis on April 2, 2001. (For additional information, see the Capital Resources and Liquidity section of the MD&A and Note 15 of Notes to Consolidated Financial Statements).

    In the past year, the Company's total assets, decreased 2% to $142.1 billion at December 31, 2002 from $145.4 billion at December 31, 2001. The Company generated revenues of $3.4 billion, $3.7 billion and $3.4 billion in 2002, 2001 and 2000, respectively. Additionally, Hartford Life Insurance Company generated net income of $426, $646 and $487 in 2002, 2001 and 2000, respectively.

CUSTOMER SERVICE, TECHNOLOGY AND ECONOMIES OF SCALE

    The Company maintains advantageous economies of scale and operating efficiencies due to its growth, attention to expense and claims management and commitment to customer service and technology. These advantages allow the Company to competitively price its products for its distribution network and policyholders. The Company continues to achieve operating efficiencies in its Investment Products segment. Operating expenses associated with the Company's individual annuity products as a percentage of total individual annuity account values have been reduced since 1992, declining from 43 basis points to 25 basis points in 2002. In addition, the Company utilizes computer technology to enhance communications within the Company and throughout its distribution network in order to improve the Company's efficiency in marketing, selling and servicing its products and, as a result, provides high-quality customer service. In recognition of excellence in customer service for variable annuities, Hartford Life Insurance Company was awarded the 2002 Annuity Service Award by DALBAR Inc., a recognized independent financial services research organization, for the seventh consecutive year. Hartford Life Insurance Company is the only company to receive this prestigious award in every year of the award's existence. Additionally, the Company's Individual Life Division won its second consecutive DALBAR award for service of life insurance customers and its first DALBAR Intermediary Service Award in 2002.

RISK MANAGEMENT

    The Company's product designs, prudent underwriting standards and risk management techniques are structured to protect it against disintermediation risk and greater than expected mortality and

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morbidity experience. As of December 31, 2002, the Company had limited exposure to disintermediation risk on approximately 96% of its domestic life insurance and annuity liabilities through the use of non-guaranteed separate accounts, MVA features, policy loans, surrender charges and non-surrenderability provisions. The Company effectively utilizes prudent underwriting to select and price insurance risks and regularly monitors mortality and morbidity assumptions to determine if experience remains consistent with these assumptions and to ensure that its product pricing remains appropriate. The Company also enforces disciplined claims management to protect itself against greater than expected morbidity experience.

REPORTING SEGMENTS

    Hartford Life Insurance Company is organized into three reportable operating segments: Investment Products, Individual Life and Corporate Owned Life Insurance ("COLI"). The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments as well as certain group benefits, including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA, realized capital gains and losses and intersegment eliminations. The following is a description of each segment, including a discussion of principal products, methods of distribution and competitive environments. Additional information on Hartford Life Insurance Company's segments may be found in the MD&A and Note 14 of Notes to Consolidated Financial Statements.

INVESTMENT PRODUCTS

    The Investment Products segment focuses, through the sale of individual variable and fixed annuities, retirement plan services and other investment products, on the savings and retirement needs of the growing number of individuals who are preparing for retirement or who have already retired. Investment Products generated revenues of $2.2 billion in 2002 and $2.1 billion in 2001 and 2000, of which individual annuities accounted for $1.4 billion in 2002, 2001 and 2000. Net income in the Investment Products segment was $343, $375 and $354 in 2002, 2001 and 2000, respectively.

    The Company sells both variable and fixed individual annuity products through a wide distribution network of national and regional broker-dealer organizations, banks and other financial institutions and independent financial advisors. The Company is a market leader in the annuity industry with sales of $11.6 billion, $10.0 billion and $10.7 billion in 2002, 2001 and 2000, respectively. The Company was the largest seller of individual retail variable annuities in the United States with sales of $10.3 billion in 2002 and $9.0 billion in 2001 and 2000. In addition, the Company continues to be the largest seller of individual retail variable annuities through banks in the United States.

    The Company's total account value related to individual annuity products was $74.9 billion as of December 31, 2002. Of this total account value, $64.3 billion, or 86%, related to individual variable annuity products and $10.6 billion, or 14%, related primarily to fixed MVA annuity products. In 2001, the Company's total account value related to individual annuity products was $84.2 billion. Of this total account value, $74.6 billion, or 89%, related to individual variable annuity products and $9.6 billion, or 11%, related primarily to fixed MVA annuity products.

    In addition to its leading position in individual annuities, Hartford Life Insurance Company continues to emerge as a significant participant in the mutual fund business and is among the top providers of retirement products and services, including asset management and plan administration sold to small and medium size corporations pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (referred to as "401(k)") and to municipalities pursuant to
Section 457 and 403(b) of the Internal Revenue Code of 1986, as amended (referred to as "Section 457" and "403(b)", respectively). The Company also provides structured settlement contracts, terminal funding products and other investment products such as guaranteed investment contracts ("GICs").

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    As previously mentioned, The Hartford acquired the individual annuity and mutual fund businesses of Fortis, Inc. in 2001. This acquisition helped solidify the Company's strong position in variable annuities and strengthened the Company's 401(k) sales.

PRINCIPAL PRODUCTS

    INDIVIDUAL VARIABLE ANNUITIES--Hartford Life Insurance Company earns fees, based on policyholders' account values, for managing variable annuity assets and maintaining policyholder accounts. The Company uses specified portions of the periodic deposits paid by a customer to purchase units in one or more mutual funds as directed by the customer, who then assumes the investment performance risks and rewards. As a result, variable annuities permit policyholders to choose aggressive or conservative investment strategies, as they deem appropriate, without affecting the composition and quality of assets in the Company's general account. These products offer the policyholder a variety of equity and fixed income options, as well as the ability to earn a guaranteed rate of interest in the general account of the Company. The Company offers an enhanced guaranteed rate of interest for a specified period of time (no longer than twelve months) if the policyholder elects to dollar-cost average funds from the Company's general account into one or more non-guaranteed separate accounts. Due to this enhanced rate and the volatility experienced in the overall equity markets, this option continues to be popular with policyholders. Additionally, the Investment Products segment sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, the Company pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary.

    Policyholders may make deposits of varying amounts at regular or irregular intervals and the value of these assets fluctuates in accordance with the investment performance of the funds selected by the policyholder. To encourage persistency, many of the Company's individual variable annuities are subject to withdrawal restrictions and surrender charges. Surrender charges range up to 8% of the contract's initial deposit less withdrawals, and reduce to zero on a sliding scale, usually within seven policy years. Volatility experienced by the equity markets over the past few years did not cause a significant increase in variable annuity surrenders, demonstrating that policyholders are generally aware of the long-term nature of these products. Individual variable annuity account values of $64.3 billion as of December 31, 2002, have grown significantly from $13.1 billion as of December 31, 1994, due to strong net cash flow, resulting from high levels of sales, low levels of surrenders and equity market appreciation. Approximately 88% and 94% of the individual variable annuity account values were held in non-guaranteed separate accounts as of December 31, 2002 and 2001, respectively.

    In August 2002, The Company introduced Principal First, a new guaranteed withdrawal benefit rider which is sold in conjunction with the Company's variable annuity contracts. The Principal First rider provides a guaranteed withdrawal benefit that gives the policyholder the right to make periodic surrenders that total an amount equal to the policyholder's premium payments. This guarantee will remain in effect if periodic surrenders do not exceed an amount equal to 7% of premium payments each contract year. If the policyholder chooses to surrender an amount more than 7% in a contract year, then the guarantee may be reduced to an amount less than premium payments.

    The assets underlying the Company's variable annuities are managed both internally and by outside money managers, while the Company provides all policy administration services. The Company utilizes a select group of money managers, such as Wellington Management Company, LLP ("Wellington"); Hartford Investment Management Company ("HIMCO"), a wholly-owned subsidiary of The Hartford; Putnam Financial Services, Inc. ("Putnam"); American Funds; MFS Investment Management ("MFS"); Franklin Templeton Group; and AIM Investments ("AIM"). All have an interest in the continued growth in sales of the Company's products and greatly enhance the marketability of the Company's annuities and the strength of its product offerings. The Director variable annuity, which is managed in

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part by Wellington, continues to be the industry leader in terms of retail sales. In addition, Hartford Leaders, which is a multi-manager variable annuity that combines the product manufacturing, wholesaling and service capabilities of The Company with the investment management expertise of four of the nation's most successful investment management organizations: American Funds, Franklin Templeton Group, AIM and MFS, has quickly emerged as a strong selling product for the Company and ranks in the top 5 in the industry.

    FIXED MVA ANNUITIES--Fixed MVA annuities are fixed rate annuity contracts which guarantee a specific sum of money to be paid in the future, either as a lump sum or as monthly income. In the event that a policyholder surrenders a policy prior to the end of the guarantee period, the MVA feature increases or decreases the cash surrender value of the annuity in respect of any interest rate decreases or increases, respectively, thereby protecting the Company from losses due to higher interest rates at the time of surrender. The amount of payment will not fluctuate due to adverse changes in the Company's investment return, mortality experience or expenses. The Company's primary fixed MVA annuities have terms varying from one to ten years with an average term of approximately eight years. Account values of fixed MVA annuities and other variable products were $10.6 billion and $9.6 billion as of December 31, 2002 and 2001, respectively.

    GOVERNMENTAL--The Company sells retirement plan products and services to municipalities under Section 457 plans. The Company offers a number of different investment products, including variable annuities and fixed products, to the employees in Section 457 plans. Generally, with the variable products, the Company manages the fixed income funds and certain other outside money managers act as advisors to the equity funds offered in Section 457 plans administered by the Company. As of December 31, 2002, the Company administered over 3,000 plans under Sections 457 and 403(b).

    CORPORATE--The Company sells retirement plan products and services to corporations under Section 401(k) targeting the small and medium case markets. The Company believes these markets are under-penetrated in comparison to the large case market. As of December 31, 2002, the Company administered over 4,100
Section 401(k) plans.

    INSTITUTIONAL INVESTMENT PRODUCTS--The Company sells structured settlement contracts which provide for periodic payments to an injured person or survivor for a generally determinable number of years, typically in settlement of a claim under a liability policy in lieu of a lump sum settlement. The Company's structured settlements are sold through The Hartford's Property & Casualty insurance operations as well as specialty brokers. The Company also markets other annuity contracts for special purposes such as the funding of terminated defined benefit pension plans. In addition, the Company offers GICs and short-term funding agreements.

MARKETING AND DISTRIBUTION

    The Investment Products distribution network is based on management's strategy of utilizing multiple and competing distribution channels to achieve the broadest distribution to reach target customers. The success of the Company's marketing and distribution system depends on its product offerings, fund performance, successful utilization of wholesaling organizations, quality of customer service, and relationships with national and regional broker-dealer firms, banks and other financial institutions, and independent financial advisors (through which the sale of the Company's retail investment products to customers is consummated).

    Hartford Life Insurance Company maintains a distribution network of approximately 1,500 broker-dealers and approximately 500 banks. As of September 30, 2002, the Company was selling products through 24 of the 25 largest retail banks in the United States, including proprietary relationships with 12 of the top 25. The Company periodically negotiates provisions and terms of its relationships with unaffiliated parties, and there can be no assurance that such terms will remain acceptable to the Company or such third parties. The Company's primary wholesaler of its individual annuities is

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PLANCO Financial Services, Inc. and its affiliate, PLANCO, Incorporated
(collectively "PLANCO") a wholly owned subsidiary of HLA. PLANCO is one of the nation's largest wholesalers of individual annuities and has played a significant role in The Hartford's growth over the past decade. As a wholesaler, PLANCO distributes The Company's fixed and variable annuities, mutual funds and 401(k) plans by providing sales support to registered representatives, financial planners and broker-dealers at brokerage firms and banks across the United States. PLANCO secures an important distribution channel for the Company and gives the Company a wholesale distribution platform which it can expand in terms of both the number of individuals wholesaling its products and the portfolio of products which they wholesale. In addition, the Company uses internal personnel with extensive experience in the Section 457 market, as well as access to the
Section 401(k) market, to sell its products and services in the retirement plan and institutional markets.

COMPETITION

    The Investment Products segment competes with numerous other insurance companies as well as certain banks, securities brokerage firms, independent financial advisors and other financial intermediaries marketing annuities, mutual funds and other retirement-oriented products. Product sales are affected by competitive factors such as investment performance ratings, product design, visibility in the marketplace, financial strength ratings, distribution capabilities, levels of charges and credited rates, reputation and customer service.

INDIVIDUAL LIFE

    The Individual Life segment provides life insurance solutions to a wide array of partners to solve the wealth protection, accumulation and transfer needs of their affluent, emerging affluent and business insurance clients. The individual life business acquired from Fortis in 2001 added significant scale to the Company's Individual Life segment, contributing to the significant increase in life insurance in force. Revenues were $858, $774 and $545 in 2002, 2001 and 2000, respectively. Net income in the Individual Life segment was $116, $106 and $70 in 2002, 2001 and 2000, respectively.

PRINCIPAL PRODUCTS

    Hartford Life Insurance Company holds a significant market share in the variable life product market. In 2002, the Company's new sales of individual life insurance were 82% variable life, 13% universal life and other, and 5% term life insurance.

    VARIABLE LIFE--Variable life insurance provides a return linked to an underlying investment portfolio and the Company allows policyholders to determine their desired asset mix among a variety of underlying mutual funds. As the return on the investment portfolio increases or decreases, the surrender value of the variable life policy will increase or decrease, and, under certain policyholder options or market conditions, the death benefit may also increase or decrease. The Company's single premium variable life product provides a death benefit to the policy beneficiary based on a single premium deposit. The Company's second-to-die products are distinguished from other products in that two lives are insured rather than one, and the policy proceeds are paid upon the death of both insureds. Second-to-die policies are frequently used in estate planning for a married couple.

    UNIVERSAL LIFE AND INTEREST SENSITIVE WHOLE LIFE--Universal life and interest sensitive whole life insurance coverages provide life insurance with adjustable rates of return based on current interest rates. The Company offers both flexible and fixed premium policies and provides policyholders with flexibility in the available coverage, the timing and amount of premium payments and the amount of the death benefit, provided there are sufficient policy funds to cover all policy charges for the coming period. The Company also sells universal life insurance policies with a second-to-die feature similar to that of the variable life insurance product offered.

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MARKETING AND DISTRIBUTION

    Consistent with the Company's strategy to access multiple distribution outlets, the Individual Life distribution organization has been developed to penetrate a multitude of retail sales channels. These include independent life insurance sales professionals; agents of other companies; national, regional and independent broker-dealers; banks, financial planners, certified public accountants and property and casualty insurance organizations. The primary organization used to wholesale Hartford Life's products to these outlets is a group of highly qualified life insurance professionals with specialized training in sophisticated life insurance sales. These individuals are generally employees of the Company who are managed through a regional sales office system.

COMPETITION

    The Individual Life segment competes with approximately 1,800 life insurance companies in the United States, as well as other financial intermediaries marketing insurance products. Competitive factors related to this segment are primarily the breadth and quality of life insurance products offered, pricing, relationships with third-party distributors, effectiveness of wholesaling support, pricing and availability of reinsurance and the quality of underwriting and customer service.

CORPORATE OWNED LIFE INSURANCE ("COLI")

    Hartford Life Insurance Company is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as the beneficiary under the policy. Until the passage of Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Company sold two principal types of COLI, leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. HIPAA phased out the deductibility of interest on policy loans under leveraged COLI at the end of 1998, virtually eliminating all future sales of leveraged COLI. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other postemployment benefit liabilities.

    Variable COLI account values were $19.7 billion and $18.0 billion as of December 31, 2002 and 2001, respectively. Leveraged COLI account values decreased to $3.3 billion as of December 31, 2002 from $4.3 billion as of December 31, 2001, primarily due to the continuing effects of HIPAA. COLI generated revenues of $592, $717 and $765 in 2002, 2001 and 2000, respectively and net income of $31, $36 and $35 in 2002, 2001 and 2000, respectively.

RESERVES

    In accordance with applicable insurance regulations under which the Company operates, life insurance subsidiaries of Hartford Life establish and carry as liabilities actuarially determined reserves which are calculated to meet the Company's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect the Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's disability or death. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves. Additional information on Hartford Life reserves may be found in the Critical Accounting Estimates section of the MD&A under "Reserves" .

                                       8
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CEDED REINSURANCE

    In accordance with normal industry practice, Hartford Life Insurance Company is involved in both the cession and assumption of insurance with other insurance and reinsurance companies including HLA. The Company cedes both group life and group accident and health risk to HLA. As of December 31, 2002, the largest amount of life insurance retained on any one life by any one of the Company's operations was approximately $2.5. In addition, the Company reinsures the majority of the minimum death benefit guarantee and the guaranteed withdrawal benefits offered in connection with its variable annuity contracts. Such transfer does not relieve Hartford Life Insurance Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses to Hartford Life Insurance Company. The Company also assumes reinsurance from other insurers. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. For the years ended December 31, 2002, 2001 and 2000, the Company did not make any significant changes in the terms under which reinsurance is ceded to other insurers.

INVESTMENT OPERATIONS

    An important element of the financial results of Hartford Life Insurance Company is return on invested assets. The Company's investment operations are managed by Hartford Investment Management Company ("HIMCO"), a wholly owned subsidiary of The Hartford. The Company's investments have been separated into specific portfolios, which support specific classes of product liabilities. HIMCO works closely with the product lines to develop investment guidelines, including duration targets, asset allocation and convexity constraints, asset/liability mismatch tolerances and return objectives, to ensure that the product line's individual risk and return objectives are met.

    The Company's primary objective for its general account and guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity, relative to that of corporate and policyholder obligations.

    For a further discussion of the Company's approach to managing risks, including derivative utilization, see the Capital Markets Risk Management section of the MD&A, as well as Notes 2(g), 2(h) and 5 of Notes to Consolidated Financial Statements.

REGULATION AND PREMIUM RATES

    Although there has been some deregulation with respect to large commercial insurers in recent years, insurance companies, for the most part, are still subject to comprehensive and detailed regulation and supervision throughout the United States. The extent of such regulation varies, but generally has its source in statutes which delegate regulatory, supervisory and administrative powers to state insurance departments. Such powers relate to, among other things, the standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; establishing premium rates; claim handling and trade practices; restrictions on the size of risks which may be insured under a single policy; deposits of securities for the benefit of policyholders; approval of policy forms; periodic examinations of the affairs of companies; annual and other reports required to be filed on the financial condition of companies or for other purposes; fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values; and the adequacy of reserves and other necessary provisions for unearned premiums, unpaid claims and claim adjustment expenses and other liabilities, both reported and unreported.

    Most states have enacted legislation that regulates insurance holding company systems such as Hartford Life. This legislation provides that each insurance company in the system is required to register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system which may materially affect the operations,

                                       9
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management or financial condition of the insurers within the system. All transactions within a holding company system affecting insurers must be fair and equitable. Notice to the insurance departments is required prior to the consummation of transactions affecting the ownership or control of an insurer and of certain material transactions between an insurer and any entity in its holding company system. In addition, certain of such transactions cannot be consummated without the applicable insurance department's prior approval.

RATINGS

    Reference is made to the Capital Resources and Liquidity section of the MD&A under "Ratings".

RISK-BASED CAPITAL

    Reference is made to the Capital Resources and Liquidity section of the MD&A under "Risk-Based Capital".

LEGISLATIVE AND REGULATORY INITIATIVES

    Reference is made to the Regulatory Matters and Contingencies section of the MD&A under "Legislative Initiatives".

INSOLVENCY FUND

    Reference is made to the Regulatory Matters and Contingencies section of the MD&A under "Guaranty Fund".

NAIC PROPOSALS

    Reference is made to the Regulatory Matters and Contingencies section of the MD&A under "NAIC Codification".

DEPENDENCE ON CERTAIN THIRD PARTY RELATIONSHIPS

    Reference is made to the Regulatory Matters and Contingencies section of the MD&A under "Dependence on Certain Third Party Relationships".

EMPLOYEES

    Hartford Life Insurance Company had approximately 4,000 employees at December 31, 2002.

ITEM 2. PROPERTIES

    Hartford Life Insurance Company's principal executive offices are located in Simsbury, Connecticut. The Company's home office complex consists of approximately 655 thousand square feet, and is leased from a third party by Hartford Fire Insurance Company ("Hartford Fire"), a direct subsidiary of The Hartford. This lease expires in the year 2009. Expenses associated with these offices are allocated on a direct basis to Hartford Life Insurance Company by Hartford Fire. The Company believes its properties and facilities are suitable and adequate for current operations.

ITEM 3. LEGAL PROCEEDINGS

    Hartford Life Insurance Company is involved or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted some for substantial amounts. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive

                                       10
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damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

    On March 15, 2002, a jury in the U.S. District Court for the Eastern District of Missouri issued a verdict in Bancorp Services, LLC ("Bancorp") v. Hartford Life Insurance Company, et al. in favor of Bancorp in the amount of $118. The case involved claims of patent infringement, misappropriation of trade secrets, and breach of contract against Hartford Life Insurance Company and its affiliate International Corporate Marketing Group, Inc. ("ICMG"). The judge dismissed the patent infringement claim on summary judgment. The jury's award was based on the last two claims. On August 28, 2002, the Court entered an order awarding Bancorp prejudgment interest on the breach of contract claim in the amount of $16.

    Hartford Life Insurance Company and ICMG have appealed the judgment on the trade secret and breach of contract claims. Bancorp has cross-appealed the pretrial dismissal of its patent infringement claim. The Company's management, based on the advice of its legal counsel, believes that there is a substantial likelihood that the judgment will not survive at its current amount. Based on the advice of legal counsel regarding the potential outcomes of this litigation, the Company recorded an $11 after-tax charge in the first quarter of 2002 to increase litigation reserves associated with this matter. Should Hartford Life Insurance Company and ICMG not succeed in eliminating or reducing the judgment, a significant additional expense would be recorded in the future related to this matter.

    The Company is involved in arbitration with one of its primary reinsurers relating to policies with death benefit guarantees written from 1994 to 1999. The arbitration involves alleged breaches under the reinsurance treaties. Although the Company believes that its position in this pending arbitration is strong, an adverse outcome could result in a decrease to the Company's statutory surplus and capital and potentially increase the death benefit costs incurred by the Company in the future. The arbitration hearing was held during the fourth quarter of 2002, but no decision has been rendered.

PART II

ITEM 5. MARKET FOR HARTFORD LIFE INSURANCE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

    All of the Company's outstanding shares are ultimately owned by Hartford Life and Accident Insurance Company, which is ultimately a subsidiary of The Hartford. As of February 28, 2003, the Company had issued and outstanding 1,000 shares of Common Stock, $5,690 par value per share.

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ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
        OF OPERATIONS

(DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)

    Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") addresses the financial condition of Hartford Life Insurance Company and its subsidiaries ("Hartford Life Insurance Company" or the "Company") as of December 31, 2002, compared with December 31, 2001, and its results of operations for the three years ended December 31, 2002, 2001 and 2000. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page F-1.

    Certain of the statements contained herein (other than statements of historical fact) are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the Company's control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on Hartford Life Insurance Company will be those anticipated by management. Actual results could differ materially from those expected by the Company, depending on the outcome of various factors. These factors include: the effect of changes in interest rates, the stock markets or other financial markets; stronger than anticipated competitive activity; unfavorable legislative, regulatory or judicial developments; the Company's ability to distribute its products through distribution channels both current and future; the uncertain impact of the Bush Administration's budget proposal relating to the distribution of nontaxable dividends to shareholders and the creation of new tax-favored individual savings accounts, if adopted, on the Company; the availability of reinsurance to protect the Company against losses and the impact of increasing and uncertain reinsurance rates; the possibility of higher loss costs than anticipated; the possibility of general economic and business conditions that are less favorable than anticipated; the effect of assessments and other surcharges for guaranty funds; a downgrade in the Company's claims-paying, financial strength or credit ratings; the ability of the Company's subsidiaries to pay dividends to the Company; and other factors described in such forward-looking statements.

    Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

INDEX

Critical Accounting Estimates...............................     12
Consolidated Results of Operations: Operating Summary.......     16
Investment Products.........................................     19
Individual Life.............................................     21
Corporate Owned Life Insurance (COLI).......................     22
Investments.................................................     23
Capital Markets Risk Management.............................     26
Capital Resources and Liquidity.............................     38
Effect of Inflation.........................................     42

CRITICAL ACCOUNTING ESTIMATES

    The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability: valuation of investments and derivative instruments; deferred policy acquisition costs; reserves and accounting for contingencies. In developing these estimates management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the financial statements.

VALUATION OF INVESTMENTS AND DERIVATIVE INSTRUMENTS

    The Company's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper, and equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, these securities are carried at fair value with the after-tax difference from amortized cost, as adjusted for the effect of deducting the life and pension policyholders' share related to the Company's immediate participation guaranteed contracts and the related change in amortization of deferred policy acquisition costs, reflected in stockholders' equity as a component of accumulated other comprehensive income. Policy loans are carried at outstanding balance, which approximates fair value. Other invested assets consist primarily of limited partnership investments that are accounted for by the equity method. The Company's net income from partnerships is included in net investment income. Other investments also include mortgage loans at amortized cost and derivatives at fair value.

    The fair value of securities is based upon quoted market prices or broker quotations when available. Where market prices or broker quotations are not available, management typically estimates the fair value based upon discounted cash flow, applying current interest rates for similar financial instruments with comparable terms and credit quality. The estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the security were sold immediately. Derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations.

    One of the significant estimations inherent in the valuation of investments is the evaluation of other than temporary impairments. The evaluation for other than temporary impairments is a quantitative and qualitative process which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other than temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. asset-backed securities), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral pools. The Company's accounting policy requires that a decline in the value of a security below its amortized cost basis be assessed to determine if the decline is other than temporary. If so, the security is deemed to be impaired and a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. The fair value of the impaired investment becomes its new cost basis. The Company has a security monitoring process comprised of a committee of investment and accounting professionals that identifies securities that, due to certain characteristics are subjected to an enhanced analysis on a quarterly basis. Such characteristics include, but are not limited to: a deterioration of the financial condition of the issuer, the magnitude and duration of unrealized losses, credit rating and industry category.

    The primary factors considered in evaluating whether a decline in value for corporate issued securities is other than temporary include: (a) the length of time and the extent to which the fair value has been less than cost, (b) the financial condition and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), Emerging Issues Task Force ("EITF") Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" requires the Company to periodically update its best estimate of cash flows over the life of the security. If management estimates that the fair value of its securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, then an other than temporary impairment charge is recognized. Furthermore, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an ongoing basis.

DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs, which include commissions and certain other expenses that vary with and are primarily associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. The deferred costs are recorded as an asset commonly referred to as deferred policy acquisition costs ("DAC"). At December 31, 2002 and 2001, the carrying value of the Company's DAC was $5.0 billion and $4.8 billion, respectively.

    DAC related to traditional policies are amortized over the premium-paying period in proportion to the present value of annual expected premium income. Adjustments are made each year to recognize actual experience as compared to assumed experience for the current period.

    DAC related to investment contracts and universal life-type contracts are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of estimated gross profits ("EGPs") from projected investment, mortality and expense margins and surrender charges. A portion of the DAC amortization is allocated to realized gains and losses. The DAC balance is also adjusted by an amount that represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had unrealized amounts been realized. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization.

    The Company regularly evaluates its estimated gross profits to determine if actual experience or other evidence suggests that earlier estimates should be revised. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread and estimated mortality. The separate account fund performance assumption is critical to the development of the EGPs related to the Company's variable annuity and variable life insurance businesses. The average long-term rate of assumed separate account fund performance used in estimating gross profits for the variable annuity and variable life business was 9% at December 31, 2002 and 2001. For all other products including fixed annuities and other universal life type contracts the average assumed investment yield ranged from 5% to 8.5% for the years ended December 31, 2002 and 2001.

    Due to the increased volatility and precipitous decline experienced by the U.S. equity markets in 2002, the Company enhanced its DAC evaluation process during the course of the year. The Company developed sophisticated modeling capabilities, which allowed it to run 250 stochastically determined scenarios of separate account fund performance. These scenarios were then utilized to calculate a reasonable range of estimates for the present value of future gross profits. This range is then compared to the present value of future gross profits currently utilized in the DAC amortization model. As of December 31, 2002, the current estimate falls within the reasonable range, and therefore, the Company does not believe there is evidence to suggest a revision to the EGPs is necessary.

    Additionally, the Company has performed various sensitivity analyses with respect to separate account fund performance to provide an indication of future separate account fund performance levels, which could result in the need to revise future EGPs. The Company has estimated that a revision to the future EGPs is unlikely in 2003 in the event that the separate account fund performance meets or exceeds the Company's long-term assumption of 9% and that a revision is likely if the overall separate account fund performance is negative for the year. In the event that separate account fund performance falls between 0% and 9% during 2003, the Company will need to evaluate the actual gross profits versus the mean EGPs generated by the stochastic DAC analysis and determine whether or not to make a revision to the future EGPs. Factors that will influence this determination include the degree of volatility in separate account fund performance, when during the year performance becomes negative and shifts in asset allocation within the separate account made by policyholders. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings. The Company's overall separate account fund performance has been reasonably correlated to the overall performance of the S&P 500 Index, although no assurance can be provided that this correlation will continue in the future.

    Should the Company change its assumptions utilized to develop EGPs (commonly referred to as "unlocking") the Company would record a charge (or credit) to bring its DAC balance to the level it would have been had EGPs been calculated using the new assumptions from the date of each policy. The Company evaluates all critical assumptions utilized to develop EGPs (e.g. lapse, mortality) and will make a revision to future EGPs to the extent that actual experience is significantly different than expected.

    The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company tests the aggregate recoverability of the DAC asset by comparing the amounts deferred to total EGPs. In addition, the Company routinely stress tests its DAC asset for recoverability against severe declines in its separate account assets, which could occur if the equity markets experienced another significant sell-off, as the majority of policyholders' money held in the separate accounts is invested in the equity market. As of December 31, 2002, separate account assets could fall 25% and the Company believes its DAC asset would still be recoverable.

RESERVES

    The Company and its insurance subsidiaries establish and carry as liabilities actuarially determined reserves which are calculated to meet Hartford Life Insurance Company's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect the Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. Changes in or deviations from the assumptions used for mortality, morbidity, expected future premiums and interest can significantly affect the Company's reserve levels and related future operations. Reserves also include unearned premiums, premium deposits, claims incurred but not reported ("IBNR") and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves.

    The liability for policy benefits for universal life-type contracts and interest-sensitive whole life policies is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract.

    For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period. Certain investment contracts include provisions whereby a guaranteed minimum death benefit is provided in the event that the contractholder's account value at death is below the guaranteed value. Although the Company reinsures the majority of the death benefit guarantees associated with its in-force block of business, declines in the equity market may increase the Company's net exposure to death benefits under these contracts. In addition, these contracts contain various provisions for determining the amount of the death benefit guaranteed following the withdrawal of a portion of the account value by the policyholder. Partial withdrawals under certain of these contracts may not result in a reduction in the guaranteed minimum death benefit in proportion to the portion surrendered. The Company records the death benefit costs, net of reinsurance, as they are incurred.

    For the Company's group disability policies, the level of reserves is based on a variety of factors including particular diagnoses, termination rates and benefit levels.

ACCOUNTING FOR CONTINGENCIES

    Management follows the requirements of SFAS No. 5 "Accounting for Contingencies". This statement requires management to evaluate each contingent matter separately. The evaluation is a two-step process, including: determining a likelihood of loss, and, if a loss is likely, developing a potential range of loss. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more likely than any other, the Company records an estimated reserve at the low end of the range of losses. The majority of contingencies currently being evaluated by the Company relate to litigation and tax matters, which are inherently difficult to evaluate and subject to significant changes.

CONSOLIDATED RESULTS OF OPERATIONS

    Hartford Life Insurance Company provides investment and retirement products such as variable and fixed annuities and retirement plan services; individual and corporate owned life insurance; and, group benefit products, such as group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, Hartford Life and Accident Insurance Company (HLA).

    The Company derives its revenues principally from: (a) fee income, including asset management fees on separate account and mortality and expense fees, as well as cost of insurance charges; (b) fully insured premiums; (c) certain other fees; and (d) net investment income on general account assets. Asset management fees and mortality and expense fees are primarily generated from separate account assets, which are deposited with the Company through the sale of variable annuity and variable life products. Cost of insurance charges are assessed on the net amount at risk for investment-oriented life insurance products. Premium revenues are derived primarily from the sale of group life and group disability insurance products.

    The Company's expenses essentially consist of interest credited to policyholders on general account liabilities, insurance benefits provided, dividends to policyholders, costs of selling and servicing the various products offered by the Company, and other general business expenses.

    The Company's profitability depends largely on the amount of assets under management, the level of fully insured premiums, the adequacy of product pricing and underwriting discipline, claims management and operating efficiencies, and its ability to earn target spreads between earned investment rates on general account assets and credited rates to customers. The level of assets under management is generally impacted by equity market performance, persistency of the in-force block of business, sales and other deposits, as well as any acquired blocks of business.

OPERATING SUMMARY

                                                                2002       2001       2000
                                                              --------   --------   --------
Revenues....................................................   $3,440     $3,655     $3,447
Expenses....................................................    3,014      3,003      2,960
                                                               ------     ------     ------
Cumulative effect of accounting changes, net of tax(1)......       --         (6)        --
                                                               ------     ------     ------
  NET INCOME................................................      426        646        487
    Less: Cumulative effect of accounting changes, net of
      tax(1)................................................       --         (6)        --
                                                               ------     ------     ------
    Net realized capital losses, after-tax..................     (185)       (59)       (55)
                                                               ------     ------     ------
  OPERATING INCOME(2).......................................   $  611     $  711     $  542

------------------------

(1) For the year ended December 31, 2001, represents the cumulative impact of the Company's adoption of SFAS No. 133 of $(3) and EITF Issue 99-20 of $(3).

(2) For the year ended December 31, 2002, includes $76 tax benefit related to separate account investment activity and an $3 after-tax benefit related to September 11. Additionally, for the year ended December 31, 2002, includes $11 after-tax expense related to the Bancorp litigation. For the year ended December 31, 2001, includes $144 tax benefit related to separate account investment activity and $9 of after-tax losses related to September 11. For the year ended December 31, 2000, includes $32 tax benefit related to favorable tax items.

    Hartford Life Insurance Company defines "operating income" as after-tax operational results excluding, as applicable, net realized capital gains and losses, restructuring charges, losses from early retirement of debt, the cumulative effect of accounting changes and certain other items. Operating income is a performance measure used by the Company in the management of its operations. Management believes that this performance measure delineates the results of operations of the Company's ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current business. However, operating income should only be analyzed in conjunction with, and not in lieu of, net income and may not be comparable to other performance measures used by the Company's competitors.

    Hartford Life Insurance Company consists of the following reportable operating segments: Investment Products, Individual Life, and Corporate Owned Life Insurance ("COLI"). In addition, the Company includes in an Other category certain group benefits, including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent and corporate items not directly allocable to any of its reportable operating segments.

    On April 2, 2001, The Hartford acquired the United States individual life insurance, annuity and mutual fund businesses of Fortis. This transaction was accounted for as a purchase and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in Life's consolidated results of operations. (For further disclosure, see Note 15 of Notes to Consolidated Financial Statements).

    2002 COMPARED TO 2001--Revenues decreased $215, or 6%, primarily driven by realized capital losses of $288 in 2002 as compared to $91 in 2001. (See the Investments section for further discussion of investment results and related realized capital losses.) Additionally, COLI experienced a decline in revenues of $125, or 17%, as a result of the decrease in leveraged COLI account values as compared to a year ago as well as lower sales volume, which was partially offset by revenue growth across the Company's other operating segments. Revenues related to the Investment Products segment increased $71, or 3%, as a result of continued growth related to its institutional investment product business, which more than offset the decline of $28, or 2%, in revenues within the individual annuity operation. Lower assets under management due to the decline in the equity markets are the principal driver of declining revenues for the individual annuity operation. Additionally, Individual Life revenues increased by $84, or 11%, as a result of the Fortis acquisition and increased life insurance in force.

    Expenses increased $11, due to a lower benefit recorded related to favorable resolution of dividends-received deduction ("DRD")-related tax items (see also the discussion of DRD tax issues at Note 13(c) of Notes to Consolidated Financial Statements), an increase in benefits and claims of $63, or 4%, due primarily to higher death benefits in the Investment Products segment, as a result of the lower equity markets and additional expense related to the Fortis acquisition. These increases were partially offset by a decrease in income tax expense, due to lower pre-tax income as compared to a year ago. Expenses increased $103, or 6%, in the Investment Products segment, principally related to the growth in the institutional investment product business and an increase in benefits and claims. In addition, 2002 expenses include $11, after-tax, of accrued expenses recorded within the COLI segment related to the Bancorp litigation. (For a discussion of the Bancorp litigation, see Note 13(a) of Notes to Consolidated Financial Statements.) Also included in expenses was an after-tax benefit of $3, recorded within "Other", associated with favorable development related to the Company's estimated September 11 exposure.

    Net income and operating income decreased $220, or 34%, and $100, or 14%, respectively, due to the decline in revenues and increase in expenses described above. In 2002 the Company recognized a $3 after-tax benefit due to favorable development related to September 11. In 2001, the Company recorded a $9 after-tax loss related to September 11. Excluding the impact of September 11, net income decreased $232, or 35%, and operating income decreased $112, or 16%. Net income for the Investment Products segment was down $32, or 9%, as growth in the other investment products businesses, particularly institutional investment products, was more than offset by the decline in revenues in the individual annuity operation, which was negatively impacted by the lower equity markets. COLI net income decreased $5, or 14%. Excluding the impact of September 11, COLI's net income decreased $7, or 18%, primarily the result of the charge associated with the Bancorp litigation. The declines in net income for those segments were partially offset by the increase in net income for the Individual Life segment. Individual Life net income increased $10, or 9%. Excluding the impact of September 11, Individual Life's net income increased $7, or 6%, as the result of the Fortis acquisition. Other net income decreased $193 and operating income decreased $73, or 38%. The decline in net income of the Other segment is principally due to higher realized capital losses and a lower DRD tax benefit recorded in 2002 compared to 2001 as discussed above.

    2001 COMPARED TO 2000--Revenues increased $208, or 6%, primarily related to the growth across one of the Company's primary operating segments. Individual Life segment revenues increased $229, or 42%. The revenue growth in the Individual Life segment was primarily due to higher earned fee income and net investment income resulting from the business acquired from Fortis. Revenues related to the Company's Individual Annuity business were down $55 or 4%, primarily due to lower fee income as a result of the lower equity markets in 2001. Additionally, COLI revenues were below prior year due to a decrease in variable COLI sales and the declining block of leveraged COLI business.

    Total expenses increased $43, or 1%, primarily associated with the growth in revenues discussed above. Net income increased $159, or 33%, led by the Individual Life where net income increased $36, or 51%, primarily as the result of the business acquired from Fortis. In addition, the 2001 results include a $130 federal income tax benefit primarily related to separate account investment activity and a $9 after-tax loss associated with the impact of the September 11 terrorist attack. Additionally, 2000 results include a benefit of $32 also related to favorable tax items. Excluding these tax items and the impact of the September 11 terrorist attack, net income increased $70, or 15%, for the year ended December 31, 2001, as each of the Company's operating segments experienced growth from a year ago.

SEGMENT RESULTS

    Below is a summary of net income (loss) by segment.

                                                            2002       2001       2000
                                                          --------   --------   --------
Investment Products.....................................    $343       $375       $354
Individual Life.........................................     116        106         70
Corporate Owned Life Insurance..........................      31         36         35
Other...................................................     (64)       129         28
                                                            ----       ----       ----
  NET INCOME............................................    $426       $646       $487
                                                            ====       ====       ====

    A description of each segment as well as an analysis of the operating results summarized above is included on the following pages. Deferred Acquisition Costs, Reserves and Investments are discussed in separate sections.

INVESTMENT PRODUCTS

OPERATING SUMMARY

                                                        2002       2001       2000
                                                      --------   --------   --------
Total revenues......................................   $2,185     $2,114     $2,068
Total expenses......................................    1,842      1,739      1,714
                                                       ------     ------     ------
  NET INCOME........................................   $  343     $  375     $  354
                                                       ======     ======     ======

    The Investment Products segment focuses on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired through the sale of individual variable and fixed annuities, retirement plan services and other investment products. The Company is both a leading writer of individual variable annuities and a top seller of individual variable annuities through banks in the United States.

    2002 COMPARED TO 2001--Revenues in the Investment Products segment increased $71 or 3%. The increase in revenues was primarily driven by growth in the institutional investment product business. This revenue increase was partially offset by lower fee income related to the individual annuity operation as average account values decreased compared to prior year, primarily due to the lower equity markets.

    Expenses increased $103, or 6%, driven primarily by increases of $131, or 16%, in benefits and claims expenses due to the lower equity markets. Partially offsetting these increases was a $34, or 8%, decrease in amortization of policy acquisition costs related to the individual annuity business, which declined as a result of lower gross profits, driven by the decrease in fee income and the increase in death benefit costs.

    Net income decreased $32, or 9%, driven by the continued lower equity markets resulting in the decline in revenues in the individual annuity operation and increases in the death benefit costs incurred by the individual annuity operation. The decrease in individual annuity revenues was significantly offset by growth in revenues related to other investment products, particularly the institutional investment product business. (For discussion of the potential future financial statement impact of continued declines in the equity market on the Investment Products segment, see the Capital Markets Risk Management section under "Market Risk".)

    2001 COMPARED TO 2000--Revenues in the Investment Products segment increased $46, or 2%, driven primarily by other investment products. Revenues from other investment products increased $101, or 16%, principally due to growth in net investment income. Net investment income in other investment products increased $110, or 20%, due mostly to growth in the institutional business, where account values were $9.1 billion at December 31, 2001, an increase of $1.4 billion, or 18%, from a year ago. The increase in revenues from other investment products was partially offset by individual annuity revenues, which decreased $55 or 4%. Fee income and net investment income from the individual annuity business acquired from Fortis helped to partially offset lower revenues in the individual annuity operation, which was primarily associated with decreased account values resulting from the lower equity markets as compared to the prior year.

    Total expenses increased $25, or 1%, driven by higher interest credited and insurance operating expenses related to other investment products consistent with the revenue growth described above. Interest credited related to other investment products increased $78, or 18%. Also, individual annuity benefits and claims expenses increased $37, or 15%, principally due to the business acquired from Fortis and higher death benefits resulting from the lower equity markets in 2001. Individual annuity's insurance operating costs increased $13, or 5% also due to the business acquired from Fortis. Partially offsetting the increase in benefits, claims, and insurance operating costs was a decrease in amortization of deferred policy acquisition costs of $64, or 13% resulting from the lower gross profits associated with the individual annuity business. In addition, income tax expense for the twelve months ended December 31, 2001 was $111, a $39 or 26% decrease due to lower pretax operating income and the ongoing tax impact related to separate account investment activity.

    Net income increased $21, or 6%. These increases were driven by the growth in revenues in other investment products described above, the favorable impact of Fortis and the lower effective tax rate related to the individual annuity business.

OUTLOOK

    Management believes the market for retirement products continues to expand as individuals increasingly save and plan for retirement. Demographic trends suggest that as the "baby boom" generation matures, a significant portion of the United States population will allocate a greater percentage of their disposable incomes to saving for their retirement years due to uncertainty surrounding the Social Security system and increases in average life expectancy. As this market grows, particularly for variable annuities, new companies are continually entering the market, aggressively seeking distribution channels and pursuing market share. One factor which could impact the Investment Products segment is the President's 2004 budget proposal. See the Legislative Initiatives section of the Capital Resources and Liquidity section for further discussion of this proposed legislation.

    The individual annuity segment continues to be impacted by the lower equity markets in terms of lower assets under management. However, the Company experienced strong sales of annuities, which were $11.6 billion in 2002 as compared to $10.0 billion in 2001. Partially contributing to the growth in sales is Hartford Life's introduction of Principal First, a guaranteed withdrawal benefit rider, which was developed in response to our customers' needs. Based on VARDS, the Company had 9.4% market share as of December 31, 2002 as compared to 8.7% at December 31, 2001. (For discussion of the potential future financial statement impact of continued declines in the equity market on the Investment Products segment, see the Capital Markets Risk Management section under "Equity Risk".)

INDIVIDUAL LIFE

OPERATING SUMMARY

                                                            2002       2001       2000
                                                          --------   --------   --------
Total revenues..........................................    $858       $774       $545
Total expenses..........................................     742        668        475
                                                            ----       ----       ----
  NET INCOME............................................    $116       $106       $ 70
                                                            ====       ====       ====

    The Individual Life segment provides life insurance solutions to a wide array of partners to solve the wealth protection, accumulation and transfer needs of their affluent, emerging affluent and business insurance clients. Additionally, the Fortis transaction, through the addition of a retail broker dealer, which has been renamed Woodbury Financial Services, has allowed the Individual Life segment to increase its reach in the emerging affluent market.

    2002 COMPARED TO 2001--Revenues in the Individual Life segment increased $84, or 11%, primarily driven by business growth including the impact of the Fortis transaction. However, new business sales have decreased in 2002 as compared to prior year.

    Expenses increased $74, or 11%, principally driven by the growth in the business resulting from the Fortis acquisition. In addition, mortality experience (expressed as death claims as a percentage of net amount at risk) for 2002 increased as compared to the prior year, but was in line with management's expectations.

    Net income increased $10, or 9%. Individual Life incurred an after-tax loss of $3 related to September 11 in the third quarter of 2001. Excluding this loss, Individual Life's earnings increased $7, or 6%, for the year ended December 31, 2002, due to the contribution to earnings from the Fortis transaction.

    2001 COMPARED TO 2000--Revenues in the Individual Life segment increased $229, or 42%, primarily due to the business acquired from Fortis. Fee income, including cost of insurance charges, increased $161, or 41%, driven principally by growth in the variable life business. In addition, net investment income on general account business (universal life, interest sensitive whole life and term life) increased $62, or 44%, consistent with the growth in related account values.

    Benefits, claims and expenses increased $177, or 41%, due principally to the growth in revenues described above. Although death benefits were higher in 2001 than the prior year as a result of the increase in life insurance in force, year-to-date mortality experience (expressed as death claims as a percentage of net amount at risk) for 2001 was within pricing assumptions.

    Net income increased $36, or 51% primarily due to the revenue growth described above. Individual Life incurred an after-tax loss of $3 related to the September 11 terrorist attack. Excluding this loss, operating income increased $39, or 56%, primarily due to the growth factors described above.

OUTLOOK

    Individual Life sales continue to be impacted by the lower equity markets, uncertainty surrounding estate tax legislation, and aggressive competition from universal life providers. However, The Hartford's acquisition of the United States individual life insurance business of Fortis has increased its scale while broadening its distribution capabilities as described above. Additionally, the Company continues to introduce new and enhanced products, which are expected to increase universal life sales.

CORPORATE OWNED LIFE INSURANCE (COLI)

OPERATING SUMMARY

                                                            2002       2001       2000
                                                          --------   --------   --------
Total revenues..........................................    $592       $717       $765
Total expenses..........................................     561        681        730
                                                            ----       ----       ----
  NET INCOME............................................    $ 31       $ 36       $ 35
                                                            ====       ====       ====

    Hartford Life Insurance Company is a leader in the COLI market, which includes life insurance policies purchased by a company on the lives of its employees, with the company or a trust sponsored by the company named as beneficiary under the policy. Until the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Company sold two principal types of COLI business: leveraged and variable products. Leveraged COLI is a fixed premium life insurance policy owned by a company or a trust sponsored by a company. HIPAA phased out the deductibility of interest on policy loans under leveraged COLI through the end of 1998, virtually eliminating all future sales of this product. Variable COLI continues to be a product used by employers to fund non-qualified benefits or other postemployment benefit liabilities.

    2002 COMPARED TO 2001--COLI revenues decreased $125, or 17%, primarily related to lower net investment and fee income due to the declining block of leveraged COLI, where related account values declined in 2002 compared to prior year. Net investment income decreased $75, or 21%, while fee income decreased $49, or 14%.

    Expenses decreased $120, or 18%, which is relatively consistent with the decrease in revenues described above. However, the decrease was partially offset by $11, after-tax, in accrued litigation expenses related to the Bancorp dispute. (For a discussion of the Bancorp litigation, see Note 13a of Notes to Consolidated Financial Statements.)

    Net income decreased $5, or 14%, compared to prior year. COLI incurred an after-tax loss of $2 related to September 11 in the third quarter of 2001. Excluding the impact of September 11, COLI's net income decreased $7, or 18%, principally due to the $11 after-tax expense accrued in connection with the Bancorp litigation.

    2001 COMPARED TO 2000--COLI revenues decreased $48, or 6%, mostly due to lower fee income and net investment income. Fee income and other decreased $34, or 8%, due to a decline in variable COLI sales and deposits which were approximately $1.5 billion in 2001 as compared to $2.9 billion in 2000. In addition, net investment income decreased $14, or 4% due primarily to lower interest rates, and the decline in leveraged COLI account values.

    Benefits, claims and expenses decreased $47, or 7%, directly related to the decrease in revenue discussed above.

    Net income increased $1 or 3% primarily due to the overall growth in variable COLI business and earnings associated with the leveraged COLI business recaptured in 1998. COLI incurred an after-tax charge of $2 related to the September 11 terrorist attack; excluding this charge, net income increased $3, or 9%.

OUTLOOK

    The focus of this segment is variable COLI, which continues to be a product generally used by employers to fund non-qualified benefits or other postemployment benefit liabilities. The leveraged COLI product has been an important contributor to The Hartford's profitability in recent years and will continue to contribute to the profitability of the Company in the future, although the level of profit has declined in 2002, compared to 2001. COLI continues to be subject to a changing legislative and regulatory environment that could have a material adverse effect on its business.

INVESTMENTS

    Hartford Life Insurance Company's general account and guaranteed separate account investment portfolios are managed based on the underlying characteristics and nature of each operation's liabilities and within established risk parameters. (For a further discussion on The Hartford's approach to managing risks, see the Capital Markets Risk Management section.)

    The investment portfolios of Hartford Life Insurance Company are managed by Hartford Investment Management Company ("HIMCO"), a wholly-owned subsidiary of The Hartford. HIMCO is responsible for monitoring and managing the asset/liability profile, establishing investment objectives and guidelines and determining, within specified risk tolerances and investment guidelines, the appropriate asset allocation, duration, convexity and other characteristics of the portfolios. Security selection and monitoring are performed by asset class specialists working within dedicated portfolio management teams.

    Fluctuations in interest rates affect the Company's return on, and the fair value of, fixed maturity investments, which comprised approximately 86% and 81% of the fair value of its invested assets as of December 31, 2002 and 2001, respectively. Other events beyond the Company's control could also adversely impact the fair value of these investments. Specifically, a downgrade of an issuer's credit rating or default of payment by an issuer could reduce the Company's investment return.

    The Company also invests in unaffiliated limited partnership arrangements in order to further diversify its investment portfolio. These limited partnerships represent approximately 2% and 3% of the fair value of its invested assets as of December 31, 2002 and 2001, respectively. Limited partnerships are typically less liquid than direct investments in fixed income or equity investments. Market volatility and other factors beyond the Company's control can adversely affect the value of these investments. Because the Company is a limited partner, its ability to control the timing or the realization of the related investment income is restricted.

    A decrease in the fair value of any investment that is deemed other than temporary would result in the Company's recognition of a realized capital loss in its financial results prior to the actual sale of the investment. See Company's discussion of evaluation of other than temporary impairment in Critical Accounting Estimates under " Valuation of Investments and Derivative Instruments".

    The weighted average duration of the fixed maturity portfolio was 4.5 and
4.6 as of December 31, 2002 and 2001, respectively. Duration is defined as the approximate percentage change in market price of the portfolio for a 100 basis point change in interest rates. For example, if interest rates increased by 100 basis points, the fair value of the portfolio would be expected to decrease by approximately 4.5% and 4.6% as of December 31, 2002 and 2001, respectively. The following table identifies the invested assets by type held in the general account as of December 31, 2002 and 2001.

                         COMPOSITION OF INVESTED ASSETS

                                                                    2002                  2001
                                                             -------------------   -------------------
                                                              AMOUNT    PERCENT     AMOUNT    PERCENT
                                                             --------   --------   --------   --------
Fixed maturities, at fair value............................  $24,786       86.3%   $19,142       81.0%
Equity securities, at fair value...........................      120        0.4%        64        0.3%
Policy loans, at outstanding balance.......................    2,895       10.1%     3,278       13.8%
Limited partnerships, at fair value........................      486        1.7%       721        3.1%
Other investments..........................................      432        1.5%       415        1.8%
                                                             -------     ------    -------     ------
  TOTAL INVESTMENTS........................................  $28,719      100.0%   $23,620      100.0%
                                                             =======     ======    =======     ======

    During 2002, fixed maturity investments increased 30% primarily due to increased operating cash flows, transfers into the general account from the variable annuity separate account, and an increase in fair value due to a lower interest rate environment. Limited partnerships decreased $235, or 33%, due to redemptions and a tactical decision to reallocate funds to other asset classes.

    The following table sets forth by type the fixed maturity securities held in the Company's general account as of December 31, 2002 and 2001.

                                                                   2002                    2001
                                                           ---------------------   ---------------------
FIXED MATURITIES BY TYPE                                   FAIR VALUE   PERCENT    FAIR VALUE   PERCENT
------------------------                                   ----------   --------   ----------   --------
Corporate................................................    $13,560      54.7%      $10,443       54.5%
Asset-backed securities..................................      3,674      14.8%        3,131       16.4%
Commercial mortgage backed securities....................      3,632      14.7%        2,534       13.2%
Collateralized mortgage obligations......................        571       2.3%          591        3.1%
Mortgage backed securities--agency.......................      1,648       6.6%          800        4.2%
Government/Government agencies--Foreign..................        464       1.9%          327        1.7%
Government/Government agencies--U.S......................        264       1.1%          260        1.4%
Municipal--taxable.......................................         31       0.1%           47        0.2%
Municipal--exempt........................................          1        --            --         --
Short-term...............................................        941       3.8%        1,008        5.3%
Redeemable preferred stock...............................         --        --             1         --
                                                             -------     -----       -------     ------
  TOTAL FIXED MATURITIES.................................    $24,786     100.0%      $19,142      100.0%
                                                             =======     =====       =======     ======

    There were no material changes in asset allocation during 2002 and 2001.

    As of December 31, 2002 and 2001, 19% and 22%, respectively, of the Company's fixed maturities were invested in private placement securities (including 11% and 13% of Rule 144A offerings as of December 31, 2002 and 2001, respectively). Private placement securities are generally less liquid than public securities. However, private placements generally have covenants designed to compensate for liquidity risk. Most of the private placement securities in the operation's portfolio are rated by nationally recognized rating agencies. (For further discussion of the Company's investment credit policies, see the Capital Markets Risk Management section under "Credit Risk".)

INVESTMENT RESULTS

    The table below summarizes Hartford Life Insurance Company's investment results.

(BEFORE-TAX)                                                    2002       2001       2000
------------                                                  --------   --------   --------
Net investment income--excluding policy loan income.........   $1,332     $1,191     $1,021
Policy loan income..........................................      251        304        305
                                                               ------     ------     ------
Net investment income--total................................   $1,583     $1,495     $1,326
                                                               ======     ======     ======
Yield on average invested assets(1).........................      6.3%       7.1%       7.1%
                                                               ======     ======     ======
Net realized capital losses.................................   $ (288)    $  (91)    $  (85)
                                                               ======     ======     ======

------------------------

(1) Represents net investment income (excluding net realized capital losses) divided by average invested assets at cost (fixed maturities at amortized cost).

    2002 COMPARED TO 2001--Net investment income, excluding policy loan income, increased $141, or 12%. The increase was primarily due to income earned on the previously discussed higher invested asset base partially offset by $30 lower income on limited partnerships and the impact of lower interest rates. Yields on average invested assets decreased as a result of lower rates on new investment purchases, decreased policy loan income, and decreased income on limited partnerships.

    Net realized capital losses increased $197 compared to 2001. Included in 2002 net realized capital losses were write-downs for other than temporary impairments on primarily corporate and asset-backed fixed maturities of $340. Write-downs on corporate fixed maturities totaled $175 and included impairments in the communications and technology sector of $137 (including a $74 loss related to securities issued by WorldCom Corporation), and the utilities sector of $28. Write-downs on asset-backed securities totaled $154 and included impairments of securities backed by aircraft lease receivables of $66, corporate debt of $29, manufactured housing receivables of $16, mutual fund fee receivables of $16, and on various other asset-backed securities totaling $27. These losses were partially offset by gains from the sale of fixed maturity securities.

    2001 COMPARED TO 2000--Net investment income, excluding policy loan income, increased $170, or 17%. The increase was primarily due to income earned on the previously discussed increase in fixed maturity investments, partially offset by lower yields on fixed maturities in the third and fourth quarters of 2001. Yields on overall average invested assets were flat.

    Net realized capital losses increased $6 compared to 2000. Included in 2001 net realized capital losses were write-downs for other than temporary impairments on primarily corporate and asset backed fixed maturities of $93. Write-downs on corporate securities totaled $58 and included impairments in the utilities sector of $37 and the communications and technology sector of $17. Write-downs on corporate fixed maturities in the utilities sector were on securities issued by Enron Corporation. Write-downs on asset-backed securities totaled $25 and included impairments of securities backed by corporate debt of $10 and on various other asset-backed securities totaling $15. Also included in net realized capital losses is a $10 loss recognized on the sale of the Company's interest in an Argentine insurance joint venture, in addition to losses associated with the credit deterioration of certain investments in which the Company has an indirect economic interest. These losses were partially offset bygains from the sale of fixed maturities.

SEPARATE ACCOUNT PRODUCTS

    Separate account products are those for which a separate investment and liability account is maintained on behalf of the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $93.8 billion and $104.2 billion as of December 31, 2002 and

2001, respectively, wherein the policyholder assumes substantially all the investment risk and reward, and guaranteed separate accounts totaling $11.5 billion and $10.1 billion as of December 31, 2002 and 2001, respectively, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. Guaranteed separate account products primarily consist of modified guaranteed individual annuities and modified guaranteed life insurance and generally include market value adjustment features and surrender charges to mitigate the risk of disintermediation. The primary investment objective of guaranteed separate accounts is to maximize after-tax returns consistent with acceptable risk parameters, including the management of the interest rate sensitivity of invested assets relative to that of policyholder obligations, as discussed in the Capital Markets Risk Management section under "Market Risk--Interest Rate Risk."

    Investment objectives for non-guaranteed separate accounts vary by fund account type, as outlined in the applicable fund prospectus or separate account plan of operations. Non-guaranteed separate account products include variable annuities, variable life insurance contracts and variable COLI.

CAPITAL MARKETS RISK MANAGEMENT

    Hartford Life Insurance Company has a disciplined approach to managing risks associated with its capital markets and asset/liability management activities. Investment portfolio management is organized to focus investment management expertise on specific classes of investments, while asset/liability management is the responsibility of dedicated risk management units supporting the Company, including guaranteed separate accounts. Derivative instruments are utilized in compliance with established Company policy and regulatory requirements and are monitored internally and reviewed by senior management.

    The Company is exposed to two primary sources of investment and asset/liability management risk: credit risk, relating to the uncertainty associated with the ability of an obligor or counterparty to make timely payments of principal and/or interest, and market risk, relating to the market price and/or cash flow variability associated with changes in interest rates, securities prices, market indices, yield curves or currency exchange rates. The Company does not hold any financial instruments purchased for trading purposes.

CREDIT RISK

    Hartford Life Insurance Company has established investment credit policies that focus on the credit quality of obligors and counterparties, limit credit concentrations, encourage diversification and require frequent creditworthiness reviews. Investment activity, including setting of policy and defining acceptable risk levels, is subject to regular review and approval by senior management and reported to the Finance Committee of the Board of Directors of The Hartford.

    The Company invests primarily in securities which are rated investment grade and has established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Creditworthiness of specific obligors is determined by an internal credit evaluation supplemented by consideration of external determinants of creditworthiness, typically ratings assigned by nationally recognized ratings agencies. Obligor, asset sector and industry concentrations are subject to established limits and monitored on a regular basis.

    Hartford Life Insurance Company is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholder's equity.

DERIVATIVE INSTRUMENTS

    The Company's derivatives counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds.

    The Company periodically enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool. Total return swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon index and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

    Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. One party to the contract will make a payment based on an agreed upon rate and a notional amount. The second party will only make a payment when there is a credit event, and such payment will be equal to the notional value of the swap contract, and in return, the second party will receive the debt obligation of the first party.

    As of December 31, 2002 and 2001, the notional value of total return and credit default swaps totaled $437 and $230, respectively, and their swap fair value totaled $(41) and $(51), respectively.

    The following tables identify fixed maturity securities for Hartford Life Insurance Company including guaranteed separate accounts, by credit quality. The ratings referenced in the tables are based on the ratings of a nationally recognized rating organization or, if not rated, assigned based on the Company's internal analysis of such securities. In addition, an aging of the gross unrealized loss position is presented for fixed maturity and equity securities.

    As of December 31, 2002 and 2001, over 94% and 96%, respectively, of the fixed maturity portfolio was invested in securities rated investment grade (BBB and above).

                       FIXED MATURITIES BY CREDIT QUALITY

                                                           2002                                  2001
                                            -----------------------------------   -----------------------------------
                                                                     PERCENT OF                            PERCENT OF
                                            AMORTIZED                TOTAL FAIR   AMORTIZED                TOTAL FAIR
                                              COST      FAIR VALUE     VALUE        COST      FAIR VALUE     VALUE
                                            ---------   ----------   ----------   ---------   ----------   ----------
United States Government/Government
  agencies................................   $ 3,213      $ 3,341         9.3%     $ 2,137      $ 2,197         7.6%
AAA.......................................     5,077        5,399        15.1%       3,708        3,818        13.2%
AA........................................     3,334        3,507         9.8%       2,821        2,884         9.9%
A.........................................    11,019       11,687        32.5%      10,614       10,794        37.2%
BBB.......................................     8,662        9,081        25.3%       7,002        7,027        24.2%
BB & below................................     1,928        1,862         5.2%       1,091        1,031         3.6%
Short-term................................       993          994         2.8%       1,233        1,233         4.3%
                                             -------      -------      ------      -------      -------      ------
  TOTAL FIXED MATURITIES..................   $34,226      $35,871       100.0%     $28,606      $28,984       100.0%
                                             =======      =======      ======      =======      =======      ======
Total general account fixed maturities....   $23,675      $24,786        69.1%     $18,933      $19,142        66.0%
                                             -------      -------      ------      -------      -------      ------
Total guaranteed separate account fixed
  maturities..............................   $10,551      $11,085        30.9%     $ 9,673      $ 9,842        34.0%
                                             -------      -------      ------      -------      -------      ------

    The Company's total and below investment grade ("BIG") fixed maturity and equity securities held as of December 31, 2002 and 2001 that were in an unrealized loss position are presented in the tables below by length of time the security was in an unrealized loss position.

                   UNREALIZED LOSS AGING AT DECEMBER 31, 2002

                                                    TOTAL SECURITIES                  BIG AND EQUITY SECURITIES
                                           -----------------------------------   -----------------------------------
                                           AMORTIZED                UNREALIZED   AMORTIZED                UNREALIZED
                                             COST      FAIR VALUE      LOSS        COST      FAIR VALUE      LOSS
                                           ---------   ----------   ----------   ---------   ----------   ----------
Three months or less.....................   $1,382       $1,316        $ (66)     $  131        $104         $ (27)
Greater than three months to six
  months.................................    1,211        1,158          (53)        188         165           (23)
Greater than six months to nine months...      519          465          (54)        160         134           (26)
Greater than nine months to twelve
  months.................................    1,247        1,181          (66)        299         264           (35)
Greater than twelve months...............    1,873        1,693         (180)        354         299           (55)
                                            ------       ------        -----      ------        ----         -----
  TOTAL..................................   $6,232       $5,813        $(419)     $1,132        $966         $(166)
                                            ======       ======        =====      ======        ====         =====

    The total securities that were in an unrealized loss position for longer than six months as of December 31, 2002 primarily consisted of corporate and asset-backed securities. The significant corporate security industry sectors of banking and financial services, utilities, technology and communications and airlines comprised of 20%, 13%, 14% and 3%, respectively, of the greater than six months unrealized loss amount. Asset-backed securities comprised 34% of the greater than six month unrealized loss amount and included securities backed by corporate debt, aircraft lease receivables and credit card receivables. At December 31, 2002, the Company held no securities of a single issuer that were at an unrealized loss in excess of 4% of total unrealized losses. The total unrealized loss position of $(419) consisted of $(297) in general account losses and $(122) in guaranteed separate account losses.

    The BIG and equity securities that were in an unrealized loss position for longer than six months as of December 31, 2002 primarily consisted of corporate securities in the technology and communications and utilities sectors as well as asset-backed securities backed by corporate debt, equipment loans and credit card receivables. The technology and communications and utilities sectors along with diversified equity mutual funds and asset-backed securities comprised 29%, 23%, 18% and 14%, respectively, of the BIG and equity securities that were in an unrealized loss position for greater than six months at December 31, 2002. The total unrealized loss position of BIG and equity securities of $(166) consisted of $(131) in general account losses and $(35) in guaranteed separate account losses.

                   UNREALIZED LOSS AGING AT DECEMBER 31, 2001

                                             TOTAL SECURITIES                  BIG AND EQUITY SECURITIES
                                    -----------------------------------   -----------------------------------
                                    AMORTIZED                UNREALIZED   AMORTIZED                UNREALIZED
                                      COST      FAIR VALUE      LOSS        COST      FAIR VALUE      LOSS
                                    ---------   ----------   ----------   ---------   ----------   ----------
Three months or less..............   $4,064       $3,945        $(119)      $154         $133         $ (21)
Greater than three months to six
  months..........................      685          622          (63)        67           49           (18)
Greater than six months to nine
  months..........................      437          417          (20)        42           38            (4)
Greater than nine months to twelve
  months..........................    1,943        1,871          (72)       209          184           (25)
Greater than twelve months........    1,923        1,778         (145)       286          247           (39)
                                     ------       ------        -----       ----         ----         -----
  TOTAL...........................   $9,052       $8,633        $(419)      $758         $651         $(107)
                                     ======       ======        =====       ====         ====         =====

    The total securities that were in an unrealized loss position for longer than six months as of December 31, 2001 primarily consisted of corporate and asset-backed securities. The significant corporate security industry sectors that were in an unrealized loss position for greater than six months included banking and financial services of 21%. The communications and technology, utilities and petroleum sectors comprised 14%, 13%, and 5%, respectively of the total securities that were in an unrealized loss position at December 31, 2001 for greater than six months. Asset-backed securities comprised 20% of the greater than six month unrealized loss amount, and included securities backed by corporate debt, franchise loans, aircraft lease receivables, credit card receivables, and manufactured housing receivables. At December 31, 2001, the Company held no securities of a single issuer that were at an unrealized loss in excess of 3% of total unrealized losses. The total unrealized loss position of $(419) consisted of $(313) in general account losses and $(106) in guaranteed separate account losses.

    The BIG and equity securities that were in an unrealized loss position for longer than six months as of December 31, 2001 primarily consisted of corporate securities in the utilities and technology and communications sectors as well as asset backed securities backed by primarily manufactured housing receivables, corporate debt and equipment lease receivables. Diversified equity mutual funds, asset-backed securities, technology and communications sector securities and utilities sector securities comprised 10%, 22%, 19% and 15%, respectively, of the BIG securities in a unrealized loss position at December 31, 2001 for greater than six months. The total unrealized loss position of BIG and equity securities of $(107) consisted of $(69) in general account losses and $(38) in guaranteed separate account losses.

    As part of our ongoing monitoring process by a committee of investment and accounting professionals, the Company has reviewed these securities and concluded that there were no additional other than temporary impairments as of December 31, 2002 and 2001. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and their continued expectation to do so, as well as our evaluation of the fundamentals of the issuers' financial condition, the Company believes that the prices of the securities in the sectors identified above, were temporarily depressed primarily as a result of a market dislocation and generally poor cyclical economic conditions and sentiment. See the Critical Accounting Estimates section in the MD&A for the factors considered in evaluating other than temporary impairments.

    The evaluation for other than temporary impairments is a quantitative and qualitative process which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other than temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. In addition, for securitized financial assets with contractual cash flows (e.g. asset-backed securities), projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

MARKET RISK

    Hartford Life Insurance Company has material exposure to both interest rate and equity market risk. The Company analyzes interest rate risk using various models including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivative instruments.

    Hartford Life Insurance Company has several objectives in managing market risk. The Company is responsible for maximizing after-tax returns within acceptable risk parameters, including the management of the interest rate sensitivity of invested assets and the generation of sufficient liquidity to that of corporate and policyholder obligations. The Company's fixed maturity portfolios have material market exposure to interest rate risk. The Company continually monitors these exposures and makes portfolio adjustments to manage these risks within established limits.

    Downward movement in market interest rates during 2002 resulted in a significant increase in the unrealized appreciation of the fixed maturity security portfolio from 2001. However, The Company's asset allocation and its exposure to market risk as of December 31, 2002 have not changed materially from its position at December 31, 2001.

DERIVATIVE INSTRUMENTS

    Hartford Life Insurance Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in compliance with Company policy and regulatory requirements in order to achieve one of four Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions.

    Interest rate swaps involve the periodic exchange of payments with other parties, at specified intervals, calculated using the agreed upon rates and notional principal amounts. Generally, no cash is exchanged at the inception of the contract and no principal payments are exchanged. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

    Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed exchange rate. There is also periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

    Interest rate cap and floor contracts entitle the purchaser to receive from the issuer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike rate or falls below the floor strike rate, applied to a notional principal amount. A premium payment is made by the purchaser of the contract at its inception, and no principal payments are exchanged.

    Forward contracts are customized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument.

    Financial futures are standardized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities, and changes in the futures' contract values are settled daily in cash.

    Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date.

    Derivative activities are monitored by an internal compliance unit, reviewed frequently by senior management and reported to the The Hartford's Finance Committee of the Board of Directors. The notional amounts of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. Notional amounts pertaining to derivative instruments for both general and guaranteed separate accounts at December 31, 2002 and 2001 totaled $9.6 billion and $8.1 billion, respectively.

    The following discussions focus on the key market risk exposures within Hartford Life Insurance Company.

INTEREST RATE RISK

    Hartford Life Insurance Company's general account and guaranteed separate account exposure to interest rate risk relates to the market price and/or cash flow variability associated with changes in market interest rates. Changes in interest rates can potentially impact the Company's profitability. In certain scenarios where interest rates are volatile, the Company could be exposed to disintermediation risk and reduction in net interest rate spread or profit margins.

    The Company's general account and guaranteed separate account investment portfolios primarily consist of investment grade, fixed maturity securities, including corporate bonds, asset-backed securities, commercial mortgage-backed securities, tax-exempt municipal securities and collateralized mortgage obligations. The fair value of these and the Company's other invested assets fluctuates depending on the interest rate environment and other general economic conditions. During periods of declining interest rates, paydowns on mortgage-backed securities and collateralized mortgage obligations increase as the underlying mortgages are prepaid. During such periods, the Company generally will not be able to reinvest the proceeds of any such prepayments at comparable yields. Conversely, during periods of rising interest rates, the rate of prepayments generally declines, exposing the Company to the possibility of asset/liability cash flow and yield mismatch. (For further discussion of the Company's risk management techniques to manage this market risk, see the "Asset and Liability Management Strategies Used to Manage Market Risk" discussed below.)

    As described above, Hartford Life Insurance Company holds a significant fixed maturity portfolio that includes both fixed and variable rate securities. The following table reflects the principal amounts of the Company's general and guaranteed separate accounts fixed and variable rate fixed maturity portfolios, along with the respective weighted average coupons by estimated maturity year at December 31, 2002. Comparative totals are included as of December 31, 2001. Expected maturities differ from contractual maturities due to call or prepayment provisions. The weighted average coupon ("WAC") on variable rate securities is based on spot rates as of December 31, 2002 and 2001, and is primarily based on London Interbank Offered Rate ("LIBOR"). Callable bonds and notes are distributed to either call dates or maturity, depending on which date produces the most conservative yield. Asset-backed securities, collateralized mortgage obligations and mortgage-backed securities are distributed based on estimates of the rate of future prepayments of principal over the remaining life of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates. Financial instruments with certain leverage features have been included in each of the fixed maturity categories. These instruments have not been separately displayed because they were immaterial to the Company's investment portfolio.

                                                                                                             2002          2001
                                         2003       2004       2005       2006       2007     THEREAFTER    TOTAL         TOTAL
                                       --------   --------   --------   --------   --------   ----------   --------      --------
BONDS AND NOTES--CALLABLE
FIXED RATE
  Par value..........................   $   10     $   25     $  123     $   17     $   19      $1,652     $ 1,846       $ 1,584
  Weighted average coupon............      6.6%       7.2%       4.6%       7.3%       8.3%        2.8%        3.1%          2.9%
  Fair value.........................                                                                      $ 1,436       $ 1,113
VARIABLE RATE
  Par value..........................   $   --     $    6     $   25     $    8     $    6      $  735     $   780       $   953
  Weighted average coupon............       --        2.4%       3.0%       3.3%       4.1%        2.9%        2.9%          3.4%
  Fair value.........................                                                                      $   711       $   873
BONDS AND NOTES--OTHER
FIXED RATE
  Par value..........................   $2,531     $1,332     $1,819     $1,879     $1,635      $9,833     $19,029       $16,434
  Weighted average coupon............      5.8%       6.0%       7.2%       6.4%       6.4%        6.5%        6.4%          6.3%
  Fair value.........................                                                                      $19,441       $15,769
VARIABLE RATE
  Par value..........................   $  219     $   90     $  258     $  113     $   13      $  389     $ 1,082       $ 1,117
  Weighted average coupon............      3.0%       2.7%       4.1%       2.1%       7.2%        3.7%        3.4%          4.9%
  Fair value.........................                                                                      $   960       $ 1,023

                                                                                                             2002          2001
                                         2003       2004       2005       2006       2007     THEREAFTER    TOTAL         TOTAL
                                       --------   --------   --------   --------   --------   ----------   --------      --------
ASSET BACKED SECURITIES
FIXED RATE
  Par value..........................   $  344     $  427     $  514     $  230     $  130      $  668     $ 2,313       $ 2,075
  Weighted average coupon............      6.8%       6.3%       5.7%       6.1%       6.2%        7.1%        6.4%          6.9%
  Fair value.........................                                                                      $ 2,305       $ 2,068
VARIABLE RATE
  Par value..........................   $  155     $  293     $  351     $  357     $  327      $1,457     $ 2,940       $ 2,264
  Weighted average coupon............      2.1%       2.2%       2.3%       2.3%       2.4%        2.4%        2.3%          2.8%
  Fair value.........................                                                                        2,756       $ 2,201
COLLATERALIZED MORTGAGE OBLIGATIONS
FIXED RATE
  Par value..........................   $   85     $   74     $   61     $   56     $   49      $  339     $   664       $   788
  Weighted average coupon............      6.4%       6.2%       6.2%       6.2%       6.2%        6.3%        6.3%          6.4%
  Fair value.........................                                                                      $   693       $   784
VARIABLE RATE
  Par value..........................   $   10     $   12     $   10     $    7     $    5      $   47     $    91       $    15
  Weighted average coupon............      2.4%       2.5%       2.7%       3.0%       3.1%        2.3%        2.5%          6.9%
  Fair value.........................                                                                      $    90       $    16
COMMERCIAL MORTGAGE BACKED SECURITIES
FIXED RATE
  Par value..........................   $   63     $  106     $  104     $  185     $  391      $2,794     $ 3,643       $ 2,691
  Weighted average coupon............      6.1%       6.6%       6.4%       6.8%       6.8%        6.7%        6.7%          7.0%
  Fair value.........................                                                                      $ 4,044       $ 2,789
VARIABLE RATE
  Par value..........................   $  165     $  140     $  104     $   72     $   90      $  705     $ 1,276       $ 1,449
  Weighted average coupon............      3.4%       3.4%       4.1%       6.8%       4.7%        7.1%        5.8%          5.8%
  Fair value.........................                                                                      $ 1,342       $ 1,338
MORTGAGE BACKED SECURITIES
FIXED RATE
  Par value..........................   $  260     $  314     $  255     $  175     $  126      $  829     $ 1,959       $   990
  Weighted average coupon............      6.7%       6.7%       6.6%       6.6%       6.6%        6.6%        6.6%          6.8%
  Fair value.........................                                                                      $ 2,057       $ 1,008
VARIABLE RATE
  Par value..........................   $    3     $    5     $    6     $    5     $    4      $   13     $    36       $     2
  Weighted average coupon............      2.5%       2.4%       2.4%       2.4%       2.4%        2.4%        2.4%          5.3%
  Fair value.........................                                                                      $    36       $     2

ASSET/LIABILITY MANAGEMENT STRATEGIES USED TO MANAGE MARKET RISK

    The Company employs several risk management tools to quantify and manage market risk arising from their investments and interest sensitive liabilities. For certain portfolios, management monitors the changes in present value between assets and liabilities resulting from various interest rate scenarios using integrated asset/liability measurement systems and a proprietary system that simulates the impacts of parallel and non-parallel yield curve shifts. Based on this current and prospective information, management implements risk reduction techniques to improve the match between assets and liabilities.

    Derivatives play an important role in facilitating the management of interest rate risk, creating opportunities to efficiently fund obligations, hedge against risks that affect the value of certain liabilities and adjust broad investment risk characteristics as a result of any significant changes in market risks. The Companys uses a variety of derivatives, including swaps, caps, floors, forwards and exchange-traded financial futures and options, in order to hedge exposure primarily to interest rate risk on anticipated investment purchases or existing assets and liabilities. At December 31, 2002, notional amounts pertaining to derivatives totaled $8.3 billion ($6.8 billion related to insurance investments and $1.5 billion related to life insurance liabilities). Notional amounts pertaining to derivatives totaled $7.7 billion at December 31, 2001 ($6.2 billion related to insurance investments and $1.5 billion related to life insurance liabilities).

    The economic objectives and strategies for which the Company utilized derivatives have not changed as a result of SFAS 133 and are categorized as follows:

    ANTICIPATORY HEDGING--For certain liabilities, the Company commits to the price of the product prior to receipt of the associated premium or deposit. Anticipatory hedges are executed to offset the impact of changes in asset prices arising from interest rate changes pending the receipt of premium or deposit and the subsequent purchase of an asset. These hedges involve taking a long position (purchase) in interest rate futures or entering into an interest rate swap with duration characteristics equivalent to the associated liabilities or anticipated investments. The notional amounts of anticipatory hedges as of December 31, 2002 and 2001, were $0 and $78, respectively.

    LIABILITY HEDGING--Several products obligate the Company to credit a return to the contract holder which is indexed to a market rate. To hedge risks associated with these products, the Company enters into various derivative contracts. Interest rate swaps are used to convert the contract rate into a rate that trades in a more liquid and efficient market. This hedging strategy enables the Company to customize contract terms and conditions to customer objectives and satisfies the operation's asset/ liability matching policy. In addition, interest rate swaps are used to convert certain variable contract rates to different variable rates, thereby allowing them to be appropriately matched against variable rate assets. Finally, interest rate caps and option contracts are used to hedge against the risk of contract holder disintermediation in a rising interest rate environment. The notional amounts of derivatives used for liability hedging as of December 31, 2002 and 2001, were $1.5 billion.

    ASSET HEDGING--To meet the various policyholder obligations and to provide cost-effective prudent investment risk diversification, the Company may combine two or more financial instruments to achieve the investment characteristics of a fixed maturity security or that match an associated liability. The use of derivative instruments in this regard effectively transfers unwanted investment risks or attributes to others. The selection of the appropriate derivative instruments depends on the investment risk, the liquidity and efficiency of the market, and the asset and liability characteristics. The notional amounts of asset hedges as of December 31, 2002 and 2001, were $6.6 billion and $5.7 billion, respectively.

    PORTFOLIO HEDGING--The Company periodically compares the duration and convexity of its portfolios of assets to its corresponding liabilities and enters into portfolio hedges to reduce any difference to desired levels. Portfolio hedges reduce the duration and convexity mismatch between assets and liabilities and offset the potential impact to cash flows caused by changes in interest rates. The notional amounts of portfolio hedges as of December 31, 2002 and 2001, were $151 and $353, respectively.

    The following tables provide information as of December 31, 2002 with comparative totals for December 31, 2001 on derivative instruments used in accordance with the aforementioned hedging strategies. For interest rate swaps, caps and floors, the tables present notional amounts with weighted average pay and receive rates for swaps and weighted average strike rates for caps and floors by maturity year. For interest rate futures, the table presents contract amount and weighted average settlement price by expected maturity year. For option contracts, the table presents contract amount by expected maturity year.

                                                                                                         2002       2001
INTEREST RATE SWAPS(1)               2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
----------------------             --------   --------   --------   --------   --------   ----------   --------   --------
PAY FIXED/RECEIVE VARIABLE
  Notional value.................    $295      $   85      $ 23       $ 36       $ 90       $  139      $  668     $  508
  Weighted average pay rate......     4.2%        3.5%      6.6%       6.7%       4.3%         5.9%        4.7%       5.8%
  Weighted average receive
    rate.........................     1.5%        1.4%      1.8%       1.8%       1.4%         1.5%        1.5%       2.2%
  Fair value.....................                                                                       $  (37)    $  (20)
PAY VARIABLE/RECEIVE FIXED
  Notional value.................    $423      $1,369      $942       $739       $614       $1,041      $5,128     $4,323
  Weighted average pay rate......     1.5%        1.6%      1.5%       1.5%       1.5%         1.4%        1.5%       2.1%
  Weighted average receive
    rate.........................     5.5%        5.5%      5.7%       5.5%       5.0%         5.1%        5.4%       5.8%
  Fair value.....................                                                                       $  426     $  177
PAY VARIABLE/RECEIVE DIFFERENT
  VARIABLE
  Notional value.................    $  2      $   11      $  5       $ --       $ --       $   --      $   18     $   23
  Weighted average pay rate......     1.7%       (0.5%)     5.5%        --         --           --         1.5%       3.1%
  Weighted average receive
    rate.........................     1.4%        0.8%      2.1%        --         --           --         1.2%       4.8%
  Fair value.....................                                                                       $   (1)    $   (1)

------------------------

(1) Swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool are not included above, rather they are included in the Credit Risk discussion. At December 31, 2002 and 2001, these swaps had a notional value of $437 and $230, respectively, and a fair value of $(41) and $(51), respectively. Also, swap agreements that reduce foreign currency exposure in certain fixed maturity investments are not included above, rather they are included in the foreign currency risk discussion. At December 31, 2002 and 2001, these swaps had a notional value of $791 and $433, respectively, and a fair value of $(68) and $6, respectively.

(2) Negative weighted average pay rate in 2004 results when payments are received on both sides of an index swap.

                                                                                                                2002       2001
INTEREST RATE CAPS--LIBOR BASED         2003        2004        2005        2006        2007     THEREAFTER    TOTAL      TOTAL
-------------------------------       --------   ----------   --------   ----------   --------   ----------   --------   --------
Purchased
  Notional value....................    $ 43     $      --      $ 77     $      --      $ 15     $     --       $135      $ 145
  Weighted average strike rate
    (8.0-9.9%)......................     8.5%           --       8.4%           --       8.3%          --        8.4%       8.5%
  Fair value........................                                                                            $ --      $   1
  Notional value....................    $ --     $      --      $ --     $      --      $ --     $     --       $ --      $  19
  Weighted average strike rate
    (10.1%).........................      --            --        --            --        --           --         --       10.1%
  Fair value........................                                                                            $ --      $  --

                                                                                                                2002       2001
INTEREST RATE CAPS--CMT BASED(1)      2003        2004        2005        2006         2007      THEREAFTER    TOTAL      TOTAL
--------------------------------    --------   ----------   --------   ----------   ----------   ----------   --------   --------
PURCHASED
  Notional value..................    $250     $      --       250     $      --    $      --    $     --       $500       $500
  Weighted average strike rate
    (8.7%)........................     8.7%           --       8.7%           --           --          --        8.7%       8.7%
  Fair value......................                                                                              $ --       $  3

------------------------

(1) CMT represents the Constant Maturity Treasury Rate.

                                                                                                                2001       2002
INTEREST RATE FLOORS--LIBOR BASED       2003       2004       2005        2006         2007      THEREAFTER    TOTAL      TOTAL
---------------------------------     --------   --------   --------   ----------   ----------   ----------   --------   --------
Purchased
  Notional value....................    $ --       $ 27       $ --     $      --    $      --    $     --       $ 27       $ 27
  Weighted average strike rate
    (7.9%)..........................      --        7.9%        --            --           --          --        7.9        7.9%
  Fair value........................                                                                            $  3       $  3
Issued
  Notional value....................    $ 43       $ 20       $ 77     $      --    $      --    $     --       $140       $168
  Weighted average strike rate
    (4.0 - 5.9%)....................     5.5%       5.3%       5.3%           --           --          --        5.3%       5.3%
  Fair value........................                                                                            $ (8)      $ (7)
  Notional value....................    $ --       $ 27       $ --     $      --    $      --    $     --       $ 27       $ 27
  Weighted average strike rate
    (7.8%)..........................      --        7.8%        --            --           --          --        7.8%       7.8%
  Fair value........................                                                                            $ (3)      $ (3)

                                                                                                                2001       2000
INTEREST RATE FLOORS--CMT BASED     2003        2004         2005         2006         2007      THEREAFTER    TOTAL      TOTAL
-------------------------------   --------   ----------   ----------   ----------   ----------   ----------   --------   --------
Purchased
  Notional value................    $150     $      --    $      --    $      --    $      --    $     --       $150       $150
  Weighted average strike rate
    (5.5%)......................     5.5%    $      --    $      --    $      --    $      --    $     --        5.5%       5.5%
  Fair value....................                                                                                $  1       $  5

------------------------

(1) CMT represents the Constant Maturity Treasury Rate.

                                                                                                                2002       2001
INTEREST RATE FUTURES               2003        2004         2005         2006         2007      THEREAFTER    TOTAL      TOTAL
---------------------             --------   ----------   ----------   ----------   ----------   ----------   --------   --------
LONG
  Contract amount/notional......    $ --     $      --    $      --    $      --    $      --    $     --       $ --       $266
  Weighted average settlement
    price.......................    $ --     $      --    $      --    $      --    $      --    $     --       $ --       $105
SHORT
  Contract amount/notional......    $ 11     $      --    $      --    $      --    $      --    $     --       $ 11       $ 25
  Weighted average settlement
    price.......................    $114     $      --    $      --    $      --    $      --    $     --       $114       $105

                                                                                                            2002       2001
OPTION CONTRACTS                        2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
----------------                      --------   --------   --------   --------   --------   ----------   --------   --------
LONG
  Contract amount/notional..........    $ 83       $ 88       $ --       $280       $29          $16       $  496      $526
FAIR VALUE..........................                                                                       $    9      $ 16
SHORT
  Contract amount/notional..........    $172       $457       $145       $205       $25          $30       $1,034      $991
  FAIR VALUE........................                                                                       $  (32)     $(52)

Currency Exchange Risk

    Currency exchange risk exists with respect to investments in non-US dollar denominated securities. The fair value of these fixed maturity securities at December 31, 2002 and 2001 were $1.2 billion and $455, respectively. Derivative contracts were utilized to manage the currency exposures. The Company enters into foreign currency swaps to hedge the variability in cash flow associated with certain foreign denominated securities. This hedging strategy enters into foreign currency swap agreements that are structured to match all the foreign currency cash flows of the hedged foreign denominated securities. At
December 31, 2002 and 2001, the foreign currency swaps had a notional value of $791 and $433, respectively and fair value of $(68) and $6, respectively. In the fourth quarter of 2002, the Company entered into a costless collar strategy to temporarily mitigate a portion of its residual currency risk in foreign dominated securities. Accordingly, the Company purchased foreign put options and wrote foreign call options expiring in January 2003. At December 31, 2002 the foreign put and call options had a notional value of $469, and fair value of $(3). The Company had no foreign put or call options at December 31, 2001.

LIFE INSURANCE LIABILITY CHARACTERISTICS

    Hartford Life Insurance Company's insurance liabilities, other than non-guaranteed separate accounts, are primarily related to accumulation vehicles such as fixed or variable annuities and investment contracts and other insurance products such as long-term disability and term life insurance.

Asset Accumulation Vehicles

    While interest rate risk associated with these insurance products has been reduced through the use of market value adjustment features and surrender charges, the primary risk associated with asset accumulation products is that the spread between investment return and credited rate may not be sufficient to earn targeted returns.

    FIXED RATE--Products in this category require the Company to pay a fixed rate for a certain period of time. The cash flows are not interest sensitive because the products are written with a market value adjustment feature and the liabilities have protection against the early withdrawal of funds through surrender charges. Product examples include fixed rate annuities with a market value adjustment and fixed rate guaranteed investment contracts. Contract duration is dependent on the policyholder's choice of guarantee period.

    INDEXED--Products in this category are similar to the fixed rate asset accumulation vehicles but require the Company to pay a rate that is determined by an external index. The amount and/or timing of cash flows will therefore vary based on the level of the particular index. The primary risks inherent in these products are similar to the fixed rate asset accumulation vehicles, with the additional risk that changes in the index may adversely affect profitability. Product examples include indexed guaranteed investment contracts with an estimated duration of up to two years.

    INTEREST CREDITED--Products in this category credit interest to policyholders, subject to market conditions and minimum guarantees. Policyholders may surrender at book value but are subject to surrender charges for an initial period. Product examples include universal life contracts and the general account portion of the Company's variable annuity products. Liability duration is short to intermediate term.

Other Insurance Products

    LONG-TERM PAY OUT LIABILITIES--Products in this category are long term in nature and may contain significant actuarial (including mortality and morbidity) pricing and cash flow risks. The cash flows associated with these policy liabilities are not interest rate sensitive but do vary based on the timing and amount of benefit payments. The primary risks associated with these products are that the benefits will exceed expected actuarial pricing and/or that the actual timing of the cash flows will differ from those anticipated resulting in an investment return lower than that assumed in pricing. Product examples include structured settlement contracts, on-benefit annuities (i.e., the annuitant is currently receiving benefits thereon) and long-term disability contracts. Contract duration is generally five to ten years.

    SHORT-TERM PAY OUT LIABILITIES--These liabilities are short term in nature with a duration of less than one year. The primary risks associated with these products are determined by the non-investment contingencies such as mortality or morbidity and the variability in the timing of the expected cash flows.

Liquidity is of greater concern than for the long-term pay out liabilities. Products include individual and group term life insurance contracts and short-term disability contracts.

    Management of the duration of investments with respective policyholder obligations is an explicit objective of the Company's management strategy. The estimated cash flows of insurance policy liabilities based upon internal actuarial assumptions as of December 31, 2002 are reflected in the table below by expected maturity year. Comparative totals are included for December 31, 2001.

                                                                                                               2002       2001
DESCRIPTION(1)                             2003       2004       2005       2006       2007     THEREAFTER    TOTAL      TOTAL
--------------                           --------   --------   --------   --------   --------   ----------   --------   --------
                                                                          (DOLLARS IN BILLIONS)
Fixed rate asset accumulation
  vehicles.............................    $1.7       $3.0       $2.6       $2.0       $1.9        $2.4       $13.6      $15.7
  Weighted average credited rate.......     6.0%       6.0%       5.9%       5.6%       5.5%        5.7%        5.8%       5.9%
Indexed asset accumulation vehicles....    $0.6       $0.1       $ --       $ --       $ --        $ --       $ 0.7      $ 0.7
  Weighted average credited rate.......     3.0%       3.0%        --         --         --          --         3.0%       6.5%
Interest credited asset accumulation
  vehicles.............................    $3.3       $3.2       $3.2       $0.5       $0.4        $6.8       $17.4      $ 7.5
  Weighted average credited rate.......     3.9%       3.9%       3.8%       4.8%       4.8%        4.7%        4.2%       5.8%
Long-term pay out liabilities..........    $0.5       $0.4       $0.3       $0.3       $0.3        $3.8       $ 5.6      $ 5.9
Short-term pay out liabilities.........    $ --       $ --       $ --       $ --       $ --        $ --       $  --      $ 0.3

------------------------

(1) As of December 31, 2002 and 2001, the fair value of the Company's investment contracts including guaranteed separate accounts was $27.8 billion and $25.7 billion, respectively.

Sensitivity to Changes in Interest Rates

    For liabilities whose cash flows are not substantially affected by changes in interest rates ("fixed liabilities") and where investment experience is substantially absorbed by the Company, the sensitivity of the net economic value (discounted present value of asset cash flows less the discounted present value of liability cash flows) of those portfolios to 100 basis point shifts in interest rates are shown in the following table.

                                                       CHANGE IN NET ECONOMIC VALUE
                                                 -----------------------------------------
                                                        2002                  2001
                                                 -------------------   -------------------
BASIS POINT SHIFT                                  -100       +100       -100       +100
-----------------                                --------   --------   --------   --------
Amount.........................................   $  12      $  (34)    $    6     $  (22)
Percent of liability value.....................    0.05%      (0.15)%     0.03%     (0.11)%

    These fixed liabilities represented about 65% of the Company's general and guaranteed separate account liabilities at December 31, 2002 and 2001. The remaining liabilities generally allow the Company significant flexibility to adjust credited rates to reflect actual investment experience and thereby pass through a substantial portion of actual investment experience to the policyholder. The fixed liability portfolios are managed and monitored relative to defined objectives and are analyzed regularly by management for internal risk management purposes using scenario simulation techniques, and are evaluated on an annual basis, in compliance with regulatory requirements.

Equity Risk

    Hartford Life Insurance Company's operations are significantly influenced by changes in the equity markets. The Company's profitability depends largely on the amount of assets under management, which is primarily driven by the level of sales, equity market appreciation and depreciation and the persistency of the in-force block of business. A prolonged and precipitous decline in the equity markets, as has been experienced of late, can have a significant impact on the Company's operations, as sales of variable products may decline and surrender activity may increase, as customer sentiment towards the equity market turns negative. The lower assets under management will have a negative impact on the Company's financial results, primarily due to lower fee income related to the Investment Products and Individual Life segments, where a heavy concentration of equity linked products are administered and sold. Furthermore, the Company may experience a reduction in profit margins if a significant portion of the assets held in the variable annuity separate accounts move to the general account and the Company is unable to earn an acceptable investment spread, particularly in light of the low interest rate environment and the presence of contractually guaranteed minimum interest credited rates, which for the most part are at a 3% rate.

    In addition, prolonged declines in the equity market may also decrease the Company's expectations of future gross profits, which are utilized to determine the amount of DAC to be amortized in a given financial statement period. A significant decrease in the Company's estimated gross profits would require the Company to accelerate the amount of DAC amortization in a given period, potentially causing a material adverse deviation in that period's net income. Although an acceleration of DAC amortization would have a negative impact on the Company's earnings, it would not affect the Company's cash flow or liquidity position.

    Additionally, the Investment Products segment sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, Hartford Life pays the greater of (1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary. The Company currently reinsures a significant portion of these death benefit guarantees associated with its in-force block of business. The Company currently records the death benefit costs, net of reinsurance, as they are incurred. Declines in the equity market may increase the Company's net exposure to death benefits under these contracts.

    The Company's total gross exposure (i.e. before reinsurance) to these guaranteed death benefits as of December 31, 2002 is $22.4 billion. Due to the fact that 82% of this amount is reinsured, the Company's net exposure is $4.1 billion. This amount is often referred to as the net amount at risk. However, the Company will only incur these guaranteed death benefit payments in the future if the policyholder has an in-the-money guaranteed death benefit at their time of death. In order to analyze the total costs that the Company may incur in the future related to these guaranteed death benefits, the Company performed an actuarial present value analysis. This analysis included developing a model utilizing 250 stochastically generated investment performance scenarios and best estimate assumptions related to mortality and lapse rates. A range of projected costs was developed and discounted back to the statement date utilizing the Company's cost of capital, which for this purpose was assumed to be 9.25%. Based on this analysis, the Company estimated that the present value of the retained death benefit costs to be incurred in the future fell within a range of $86 to $349. This range was calculated utilizing a 95% confidence interval. The median of the 250 stochastically generated scenarios was $159.

    Furthermore, the Company is involved in arbitration with one of its primary reinsurers relating to policies with such death benefit guarantees written from 1994 to 1999. The arbitration involves alleged breaches under the reinsurance treaties. Although the Company believes that its position in this pending arbitration is strong, an adverse outcome could result in a decrease to the Company's statutory surplus and capital and potentially increase the death benefit costs incurred by the Company in the future. The arbitration hearing was held during the fourth quarter of 2002, but no decision has been rendered.

CAPITAL RESOURCES AND LIQUIDITY

    Capital resources and liquidity represent the overall strength of Hartford Life Insurance Company and its ability to generate strong cash flows from each of the business segments, borrow funds at competitive rates and raise new capital to meet operating and growth needs. The Company maintained cash and short-term investments totalling $1.0 billion and $1.1 billion as of December 31, 2002 and 2001.

CASH FLOW

                                                    2002         2001       2000
                                                    ----       --------   --------
Cash provided by operating activities.............  $   671    $ 1,105    $ 1,333
Cash used for investing activities................   (4,435)    (3,658)       (44)
Cash provided by (used for) financing
  activities......................................    3,754      2,586     (1,288)
CASH--END OF YEAR.................................       79         87         56

    2002 COMPARED TO 2001--The decrease in cash provided by operating activities was primarily the result of the timing of the settlement of receivables, payables and other related liabilities. The increase in cash provided by financing activities primarily relates to the increase in receipts from investment and universal life-type contracts charged against policyholder accounts. Operating cash flows in the periods presented have been more than adequate to meet liquidity requirements.

    2001 COMPARED TO 2000--The decrease in cash provided by operating activities was primarily the result of the timing of the settlement of receivables, payables and other related liabilities. The increase in cash used for investing activities and the decrease in cash used for financing activities primarily relates to the purchase of Fortis Financial Group. Operating cash flows in the periods presented have been more than adequate to meet liquidity requirements.

RATINGS

    Ratings are an important factor in establishing the competitive position in the insurance and financial services marketplace. There can be no assurance that the Company's ratings will continue for any given period of time or that they will not be changed. In the event the Company's ratings are downgraded, the level of revenues or the persistency of the Company's business may be adversely impacted.

    The following table summarizes Hartford Life Insurance Company's significant United States member companies' financial ratings from the major independent rating organizations as of February 28, 2003:

                                                                             STANDARD &
                                           A.M. BEST    FITCH     MOODY'S      POOR'S
                                           ---------   --------   --------   -----------
INSURANCE RATINGS
  Hartford Life Insurance Company........     A+       AA         Aa3             AA-
  Hartford Life and Annuity..............     A+       AA         Aa3             AA-
                                              --          --        ---          ----

OTHER RATINGS
  Hartford Life Insurance Company:
  Short Term Rating......................     --       --         P-1            A-1+

    On November 26, 2002, Standard & Poor's removed from CreditWatch its counterparty credit rating on The Hartford Financial Services Group, Inc. and related entities and lowered it to 'A-' from 'A' reflecting concerns about trends in the retirement and savings sector, the consolidated capitalization of The Hartford's insurance operations, and the increasingly competitive environment for spread-based and equity-linked retirement and savings products. At the same time, Standard & Poor's lowered to AA- from AA the insurance financial strength ratings of Hartford Fire Intercompany Pool and the life insurance subsidiaries of Hartford Life.

    On January 28, 2003, Fitch Ratings placed its fixed income ratings for The Hartford Financial Services Group, Inc. (HFSG) and its insurer financial strength ratings for the Hartford Fire Intercompany Pool on Rating Watch Negative. Ratings for HFSG's life insurance subsidiaries and fixed income ratings at Hartford Life, Inc., were not impacted by Fitch's rating actions and remain on stable outlook. Fitch's rating action followed The Hartford's announcement that it has initiated a comprehensive review of its current asbestos liabilities. Fitch anticipates responding to the Rating Watch status upon completion of the asbestos review or potentially sooner if certain uncertainties are resolved earlier.

    On September 19, 2002, Fitch Ratings lowered the ratings of Hartford Life as part of a comprehensive industry review of all North American life insurance company ratings. For Hartford Life, Fitch stated the rating action was driven primarily by Fitch's opinion that most of the very strong, publicly owned insurance organizations are more appropriately rated in the 'AA' rating category. Fitch also changed its view on the variable annuity business and stated that it believes that the associated risks, mainly variable earnings, are greater than previously considered.

    On January 28, 2003, following The Hartford's announcement that it is commencing a comprehensive study of its asbestos loss reserves, A.M. Best Co. placed under review with negative implications the commercial paper and debt ratings of The Hartford Financial Services Group, Inc. and Hartford Life, Inc. Currently, the financial strength ratings of The Hartford's various life and property/ casualty subsidiaries remain unaffected. On December 16, 2002, all of The Hartford's financial strength and debt ratings were affirmed.

    On September 4, 2002, Moody's revised its outlook on The Hartford's debt ratings to Stable from Negative citing The Hartford's commitment to maintaining its capital strength in the event of a significant unforeseen loss or adverse development that would weaken its capital position.

    On January 28, 2003, Moody's Investors Service confirmed the ratings of The Hartford Financial Services Group, Inc. and its subsidiaries, including the ratings of Hartford Life, Inc. following The Hartford's announcement of its intention to conduct a ground up analysis of its asbestos exposures, expected to be completed during the second quarter 2003. In the same action, Moody's changed the outlook on the debt ratings for both the parent company and Hartford Life to negative from stable, and also placed a negative outlook on the insurance financial strength ratings of members of The Hartford's property and casualty intercompany pool. The negative outlook reflects the significant uncertainty surrounding the group's asbestos liabilities. The outlook for the insurance financial strength ratings (Aa3) for the life insurance companies remains stable.

EQUITY MARKETS

    For a discussion of equity markets impact to capital and liquidity, see the Capital Markets Risk Management section under "Market Risk".

RISK-BASED CAPITAL

    The National Association of Insurance Commissioners ("NAIC") has regulations establishing minimum capitalization requirements based on risk-based capital ("RBC") formulas for both life and property and casualty companies. The requirements consist of formulas, which identify companies that are undercapitalized and require specific regulatory actions. The RBC formula for life companies establishes capital requirements relating to insurance, business, asset and interest rate risks. As of December 31, 2002, Hartford Life Insurance Company had more than sufficient capital to meet the NAIC's RBC requirements.

CONTINGENCIES

    LEGAL PROCEEDINGS--Hartford Life is or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted, some for substantial amounts. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

DEPENDENCE ON CERTAIN THIRD PARTY RELATIONSHIPS

    Hartford Life Insurance Company distributes its annuity and life insurance products through a variety of distribution channels, including broker-dealers, banks, wholesalers, its own internal sales force and other third party organizations. The Company periodically negotiates provisions and renewals of these relationships and there can be no assurance that such terms will remain acceptable to the Company or such third parties. An interruption in the Company's continuing relationship with certain of these third parties could materially affect the Company's ability to market its products.

LEGISLATIVE INITIATIVES

    Federal measures which have been previously considered or enacted by Congress and which, if revisited, could affect the insurance business include tax law changes pertaining to the tax treatment of insurance companies and life insurance products, as well as changes in individual income tax rates and the estate tax. These changes could have an impact on the relative desirability of various personal investment vehicles. Legislation to restructure the Social Security system, expand private pension plans, and create new retirement savings incentives also may be considered.

    The Bush Administration's fiscal year 2004 budget contains several proposals that could materially affect the Company's business. In particular, there are proposals that would more fully integrate corporate and individual taxes by permitting the distribution of nontaxable dividends to shareholders under certain circumstances. These proposals could have a material effect on sales of the Company's variable annuities and other retirement savings products, as well as implications for The Hartford's shareholders, both with respect to the amount of taxable dividends received, as well as the price of and tax basis in their holdings of The Hartford's common stock. The dividend exclusion proposal also would reduce the federal tax benefits currently received by the Company stemming from the dividends received deduction.

    There also are proposals in the 2004 budget that would create new investment vehicles with larger annual contribution limits for individuals to use for savings purposes. Some of these proposed vehicles would have significant tax advantages, and could have material effects on the Company's product portfolio. There have also been proposals regarding certain deferred compensation arrangements that could have negative impacts on the Company's product sales. It is too early in the legislative process to determine the future disposition of any of these proposals. Therefore, any potential impact to the Company's financial condition or results of operations cannot be reasonably estimated at this time.

    On November 26, 2002, President Bush signed the Terrorism Risk Insurance Act of 2002 (the "Act") into law. The Act established a program that will run through 2005 that provides a backstop for insurance-related losses resulting from any "act of terrorism" certified by the Secretary of the Treasury, in concurrence with the Secretary of State and Attorney General.

    The Act created a program under which the federal government will pay 90% of covered losses after an insurer's losses exceed a deductible determined by a statutorily prescribed formula, up to a combined annual aggregate limit for the federal government and all insurers of $100 billion. If an act of terrorism or acts of terrorism result in covered losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductible will not be responsible for additional losses.

    The statutory formula for determining a company's deductible for each year is based on the company's direct commercial earned premium for the prior calendar year multiplied by a specified percentage. The specified percentages are 7% for 2003, 10% for 2004 and 15% for 2005.

    The Act does not currently apply to group life insurance contracts but permits the Secretary of the Treasury to extend the backstop protection to them.

GUARANTY FUND

    Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Part of the assessments paid by the Company's insurance subsidiaries pursuant to these laws may be used as credits for a portion of the Company's insurance subsidiaries' premium taxes. There was $2 in guaranty fund assessment refunds in 2002. There were no guaranty fund assessment payments (net of refunds) in 2001 and 2000.

NAIC CODIFICATION

    The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. Each of Hartford Life's domiciliary states has adopted Codification, and the Company has made the necessary changes in its statutory accounting and reporting required for implementation. The overall impact of applying the new guidance resulted in a benefit of $38 in statutory surplus.

EFFECT OF INFLATION

    The rate of inflation as measured by the change in the average consumer price index has not had a material effect on the revenues or operating results of Hartford Life Insurance Company during the three most recent fiscal years.

ACCOUNTING STANDARDS

    For a discussion of accounting standards, see Note 2 of Notes to Consolidated Financial Statements.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The information called for by Item 7A is set forth in the Capital Markets Risk Management section of the Management's Discussion and Analysis of Financial Condition and Results of Operations and is incorporated herein by reference.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    See Index to Consolidated Financial Statements and Schedules elsewhere herein.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    None.

PART III

ITEM 14.  CONTROLS AND PROCEDURES

    Evaluation of disclosure

    The Company's principal executive officer and its principal financial officer, based on their evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of a date within 90 days prior to the filing of this Annual Report on Form 10-K, have concluded that the Company's disclosure controls and procedures are adequate and effective for the purposes set forth in the definition thereof in Exchange Act
Rule 13a-14(c).

    Changes in internal controls

    There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls subsequent to the date of their evaluation.

PART IV

ITEM 15.  EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

    (a) Documents filed as a part of this report:

       1. CONSOLIDATED FINANCIAL STATEMENTS. See Index to Consolidated Financial Statements and Schedules elsewhere herein.

       2. CONSOLIDATED FINANCIAL STATEMENT SCHEDULES. See Index to Consolidated Financial Statement Schedules elsewhere herein.

       3.  EXHIBITS. See Exhibit Index elsewhere herein.

    (b) Reports on Form 8-K--None.

    (c) Exhibits--See Item 15(a)(3).

    (d) Schedules--See Item 14(a)(2).

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                                                              PAGE(S)
                                                              --------
Report of Management........................................       F-1
Independent Auditors' Report................................       F-2
Consolidated Statements of Income for the three years ended
  December 31, 2002.........................................       F-3
Consolidated Balance Sheets as of December 31, 2002 and
  2001......................................................       F-4
Consolidated Statements of Changes in Stockholder's Equity
  for the three years ended December 31, 2002...............   F-5 - 6
Consolidated Statements of Cash Flows for the three years
  ended December 31, 2002...................................       F-7
Notes to Consolidated Financial Statements..................  F-8 - 36
Schedule I--Summary of Investments--Other Than Investments
  in Affiliates.............................................       S-1
Schedule III--Supplementary Insurance Information...........       S-2
Schedule IV--Reinsurance....................................       S-3

                              REPORT OF MANAGEMENT

    The management of Hartford Life Insurance Company (the "Company") is responsible for the preparation and integrity of information contained in the accompanying consolidated financial statements. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and, where necessary, include amounts that are based on management's informed judgments and estimates. Management believes these consolidated statements present fairly, Hartford Life Insurance Company's financial position and results of operations.

    Management has made available Hartford Life Insurance Company's financial records and related data to Deloitte & Touche LLP, independent auditors, in order for them to perform their audits of the Company's consolidated financial statements. Their report appears on page F-2.

    An essential element in meeting management's financial responsibilities is Hartford Life Insurance Company's system of internal controls. These controls, which include accounting controls and the Company's internal auditing program, are designed to provide reasonable assurance that assets are safeguarded, and transactions are properly authorized, executed and recorded. The controls, which are documented and communicated to employees in the form of written codes of conduct and policies and procedures, provide for careful selection of personnel and for appropriate division of responsibility. Management continually monitors for compliance, while Hartford Life Insurance Company's internal auditors independently assess the effectiveness of the controls and make recommendations for improvement.

    Another important element is management's recognition and acknowledgement within the organization of its responsibility for fostering a strong, ethical climate, thereby firmly establishing an expectation that Hartford Life Insurance Company's affairs be transacted according to the highest standards of personal and professional conduct. Hartford Life Insurance Company has a long-standing reputation of integrity in business conduct and utilizes communication and education to create and fortify a strong compliance culture.

    The Audit Committee of the Board of Directors of The Hartford Financial Services Group, Inc. (the "Committee"), the Company's ultimate parent, composed of independent directors, meets periodically with the external and internal auditors to evaluate the effectiveness of work performed by them in discharging their respective responsibilities and to ensure their independence and free access to the Committee.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Hartford Life Insurance Company
Hartford, Connecticut

    We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company and its subsidiaries (collectively, "the Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hartford Life Insurance Company and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

    As discussed in Note 2 (d) of the consolidated financial statements, the Company changed its method of accounting for goodwill and indefinite-lived intangible assets in 2002. In addition, the Company changed its method of accounting for derivative instruments and hedging activities and its method of accounting for the recognition of interest income and impairment on purchased and retained beneficial interests in securitized financial assets in 2001.

Deloitte & Touche LLP
Hartford, Connecticut
February 19, 2003

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
REVENUES
Fee income..................................................   $2,079     $2,157     $2,109
Earned premiums and other...................................       66         94         97
Net investment income.......................................    1,583      1,495      1,326
Net realized capital losses.................................     (288)       (91)       (85)
                                                               ------     ------     ------
    TOTAL REVENUES..........................................    3,440      3,655      3,447
                                                               ------     ------     ------
BENEFITS, CLAIMS AND EXPENSES
Benefits, claims and claim adjustment expenses..............    1,766      1,703      1,495
Insurance expenses and other................................      650        622        600
Amortization of deferred policy acquisition costs and
  present value of future profits...........................      531        566        604
Dividends to policyholders..................................       65         68         67
                                                               ------     ------     ------
    TOTAL BENEFITS, CLAIMS AND EXPENSES.....................    3,012      2,959      2,766
                                                               ------     ------     ------
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES........................................      428        696        681
Income tax expense..........................................        2         44        194
                                                               ------     ------     ------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES.......      426        652        487
Cumulative effect of accounting changes, net of tax.........       --         (6)        --
NET INCOME..................................................   $  426     $  646     $  487
                                                               ======     ======     ======

                See Notes to Consolidated Financial Statements.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                     SHARE DATA)
                                        ASSETS

Investments
Fixed maturities, available for sale, at fair value
  (amortized cost of $23,675 and $18,933)...................   $ 24,786      $ 19,142
Equity securities, available for sale, at fair value (cost
  of $137 and $71)..........................................        120            64
Policy loans, at outstanding balance........................      2,895         3,278
Other investments...........................................        918         1,136
                                                               --------      --------
    Total investments.......................................     28,719        23,620
Cash........................................................         79            87
Premiums receivable and agents' balances....................         15            10
Reinsurance recoverables....................................      1,477         1,215
Deferred policy acquisition costs and present value of
  future profits............................................      5,479         5,338
Deferred income taxes.......................................       (243)          (11)
Goodwill....................................................        186           186
Other assets................................................      1,073           724
Separate account assets.....................................    105,316       114,261
                                                               --------      --------
    TOTAL ASSETS............................................   $142,101      $145,430
                                                               ========      ========
                                      LIABILITIES

Reserve for future policy benefits..........................   $  6,658      $  6,050
Other policyholder funds....................................     22,103        18,412
Other liabilities...........................................      2,207         1,949
Separate account liabilities................................    105,316       114,261
                                                               --------      --------
    TOTAL LIABILITIES.......................................    136,284       140,672
                                                               ========      ========
COMMITMENTS AND CONTINGENT LIABILITIES, NOTE 13
STOCKHOLDER'S EQUITY
Common stock--1,000 shares authorized, issued and
  outstanding, par value
  $5,690....................................................          6             6
Capital surplus.............................................      2,041         1,806
Accumulated other comprehensive income
  Net unrealized capital gains on securities, net of tax....        574           177

  Foreign currency translation adjustments..................         (1)           (2)
                                                               --------      --------

  Total accumulated other comprehensive income..............        573           175
                                                               --------      --------
Retained earnings...........................................      3,197         2,771
                                                               ========      ========
    TOTAL STOCKHOLDER'S EQUITY..............................      5,817         4,758
                                                               ========      ========
        TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY..........   $142,101      $145,430
                                                               ========      ========

                See Notes to Consolidated Financial Statements.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                     ACCUMULATED OTHER
                                                                COMPREHENSIVE INCOME (LOSS)
                                                       ---------------------------------------------
                                                       NET UNREALIZED     NET GAIN ON
                                                           CAPITAL         CASH FLOW       FOREIGN
                                                       GAINS (LOSSES)       HEDGING       CURRENCY                    TOTAL
                                  COMMON    CAPITAL    ON SECURITIES,    INSTRUMENTS,    TRANSLATION   RETAINED   STOCKHOLDER'S
                                  STOCK     SURPLUS      NET OF TAX       NET OF TAX     ADJUSTMENTS   EARNINGS      EQUITY
                                 --------   --------   ---------------   -------------   -----------   --------   -------------
                                                                         (IN MILLIONS)
2002
Balance, December 31, 2001.....     $6       $1,806         $114             $ 63            (2)        $2,771        $4,758
COMPREHENSIVE INCOME
Net income.....................                                                                            426           426
                                                                                                                      ------
Other comprehensive income, net
  of tax(1)
  Net change in unrealized
    capital gains (losses) on
    securities(3)..............                              349                                                         349
  Net gain on cash flow hedging
    instruments................                                                48                                         48
                                                                                                                      ------
  Cumulative translation
    adjustments................                                                               1                            1
                                                                                                                      ------
Total other comprehensive
  income.......................                                                                                          398
                                                                                                                      ------
  TOTAL COMPREHENSIVE INCOME...                                                                                          824
                                                                                                                      ------
Capital contribution from
  parent.......................                 235                                                                      235
                                    --       ------         ----             ----            --         ------        ------
  BALANCE, DECEMBER 31, 2002...     $6       $2,041         $463             $111            (1)        $3,197        $5,817
                                    ==       ======         ====             ====            ==         ======        ======
2001
Balance, December 31, 2000.....     $6       $1,045         $ 16             $ --            --         $2,125        $3,192
COMPREHENSIVE INCOME
Net income.....................                                                                            646           646
                                                                                                                      ------
Other comprehensive income, net
  of tax(1)
  Cumulative effect of
    accounting change(2).......                              (18)              21                                          3
  Net change in unrealized
    capital gains (losses) on
    securities(3)..............                              116                                                         116
  Net gain on cash flow hedging
    instruments................                                                42                                         42
                                                                                                                      ------
  Cumulative translation
    adjustments................                                                              (2)                          (2)
                                                                                                                      ------
Total other comprehensive
  income.......................                                                                                          159
                                                                                                                      ------
  TOTAL COMPREHENSIVE INCOME...                                                                                          805
                                                                                                                      ------
Capital contribution from
  parent.......................                 761                                                                      761
                                    --       ------         ----             ----            --         ------        ------
  BALANCE, DECEMBER 31, 2001...     $6       $1,806         $114             $ 63            (2)        $2,771        $4,758
                                    ==       ======         ====             ====            ==         ======        ======

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                                     ACCUMULATED OTHER
                                                                COMPREHENSIVE INCOME (LOSS)
                                                       ---------------------------------------------
                                                       NET UNREALIZED     NET GAIN ON
                                                           CAPITAL         CASH FLOW       FOREIGN
                                                       GAINS (LOSSES)       HEDGING       CURRENCY                    TOTAL
                                  COMMON    CAPITAL    ON SECURITIES,    INSTRUMENTS,    TRANSLATION   RETAINED   STOCKHOLDER'S
                                  STOCK     SURPLUS      NET OF TAX       NET OF TAX     ADJUSTMENTS   EARNINGS      EQUITY
                                 --------   --------   ---------------   -------------   -----------   --------   -------------
                                                                         (IN MILLIONS)
2000
Balance, December 31, 1999.....     $6       $1,045         $(255)           $ --            --         $1,823        $2,619
COMPREHENSIVE INCOME (LOSS)
Net income.....................                                                                            487           487
                                                                                                                      ------
Other comprehensive income, net
  of tax(1)
  Net change in unrealized
    capital gains (losses) on
    securities(3)..............                              271                                                         271
                                                                                                                      ------
Total other comprehensive
  income.......................                                                                                          271
                                                                                                                      ------
  TOTAL COMPREHENSIVE INCOME
    (LOSS).....................                                                                                          758
                                                                                                                      ------
Dividends declared.............                                                                           (185)         (185)
                                    ==       ======         ====             ====            ==         ======        ======
  BALANCE, DECEMBER 31, 2000...     $6       $1,045         $ 16             $ --            --         $2,125        $3,192
                                    ==       ======         ====             ====            ==         ======        ======

--------------------------

(1) Net change in unrealized capital gain (losses) on securities is reflected net of tax and other items of $509, $62 and $147 for the years ended December 31, 2002, 2001 and 2000, respectively. Cumulative effect of accounting change is net of tax benefit of $2 for the year ended December 31, 2001. Net gain on cash flow hedging instruments is net of tax provision of $26 and $23 for the years ended December 31, 2002 and 2001, respectively. There is no tax effect on cumulative translation adjustments.

(2) Net change in unrealized capital gain (losses), net of tax, includes cumulative effect of accounting change of $(3) to net income and $21 to net gain on cash flow hedging instruments.

(3) There were reclassification adjustments for after-tax losses realized in net income of $(178), $(43), and $(55) for the years ended December 31, 2002, 2001 and 2000, respectively.

                See Notes to Consolidated Financial Statements.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
OPERATING ACTIVITIES
  Net income................................................  $    426   $   646    $   487
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES
  Net realized capital losses...............................       288        91         85
  Cumulative effect of adoption of SFAS 133.................        --         3         --
  Cumulative effect of adoption of EITF 99-20...............        --         3         --
  Amortization of deferred policy acquisition costs and
    present value of future profits.........................       531       566        604
  Additions to deferred policy acquisition costs and present
    value of future profits.................................      (987)     (975)      (916)
  Depreciation and amortization.............................        19       (18)       (28)
  Decrease (increase) in premiums receivable and agents'
    balances................................................        (5)        5         14
  Increase (decrease) in other liabilities..................       (61)      (84)       375
  Change in receivables, payables, and accruals.............         2       (72)        53
  Increase in accrued tax...................................        76       115         34
  Decrease in deferred income tax...........................        23         7         73
  Increase in future policy benefits........................       608       871        496
  Decrease (increase) in reinsurance recoverables...........      (127)       21         32
  Other, net................................................      (122)      (74)        24
                                                              --------   -------    -------
    NET CASH PROVIDED BY OPERATING ACTIVITIES...............       671     1,105      1,333
                                                              ========   =======    =======
INVESTING ACTIVITIES
  Purchases of investments..................................   (12,470)   (9,766)    (5,800)
  Sales of investments......................................     5,769     4,564      4,230
  Maturity and principal paydowns of fixed maturity
    investments.............................................     2,266     2,227      1,521
  Acquisition of Fortis Financial Group.....................        --      (683)        --
  Other.....................................................        --        --          5
                                                              --------   -------    -------
    NET CASH USED FOR INVESTING ACTIVITIES..................    (4,435)   (3,658)       (44)
                                                              ========   =======    =======
FINANCING ACTIVITIES
  Capital contributions.....................................       235       761         --
  Dividends paid............................................        --        --       (185)
  Net receipts from (disbursements for) investment and
    universal life-type contracts charged against
    policyholder accounts...................................     3,519     1,825     (1,103)
                                                              --------   -------    -------
    NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES....     3,754     2,586     (1,288)
                                                              ========   =======    =======
  Net increase (decrease) in cash...........................       (10)       33          1
  Impact of foreign exchange................................         2        (2)        --
                                                              --------   -------    -------
  Cash--beginning of year...................................        87        56         55
                                                              --------   -------    -------
    CASH--END OF YEAR.......................................  $     79   $    87    $    56
                                                              ========   =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
NET CASH PAID DURING THE YEAR FOR:
Income taxes................................................  $     (2)  $   (69)   $   173

                See Notes to Consolidated Financial Statements.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

    These Consolidated Financial Statements include Hartford Life Insurance Company and its wholly-owned subsidiaries ("Hartford Life Insurance Company" or the "Company"), Hartford Life and Annuity Insurance Company ("HLAI"), Hartford International Life Reassurance Corporation ("HLRe") and Servus Life Insurance Company, formerly Royal Life Insurance Company of America. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is a direct subsidiary of Hartford Holdings, Inc., a direct subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"), the Company's ultimate parent company. In November 1998, Hartford Life Insurance Company transferred in the form of a dividend, Hartford Financial Services, LLC and its subsidiaries to HLA.

    Pursuant to an initial public offering (the "IPO") on May 22, 1997, Hartford Life sold to the public 26 million shares of Class A Common Stock at $28.25 per share and received proceeds, net of offering expenses, of $687. The 26 million shares sold in the IPO represented approximately 18.6% of the equity ownership in Hartford Life. On June 27, 2000, The Hartford acquired all of the outstanding common shares of Hartford Life not already owned by The Hartford (The Hartford Acquisition). As a result of The Hartford Acquisition, Hartford Life became a direct subsidiary of Hartford Fire. During the third quarter of 2002, Hartford Life became a direct subsidiary of Hartford Holdings, Inc., a direct wholly owned subsidiary of The Hartford.

    Along with its parent, HLA, the Company is a leading financial services and insurance group which provides (a) investment products, such as individual variable annuities and fixed market value adjusted annuities and retirement plan services for savings and retirement needs; (b) individual life insurance for income protection and estate planning; (c) group benefits products such as group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA, and (d) corporate owned life insurance.

2.  BASIS OF PRESENTATION AND ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States, which differ materially from the accounting prescribed by various insurance regulatory authorities. All material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries and affiliates have been eliminated.

(B) USE OF ESTIMATES

    The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The most significant estimates include those used in determining reserves, deferred policy acquisition costs, valuation of investments and derivative instruments and contingencies.

(C) RECLASSIFICATIONS

    Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

(D) ADOPTION OF NEW ACCOUNTING STANDARDS

    In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Under historical guidance, all gains and losses resulting from the extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 rescinds that guidance and requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they are both unusual and infrequent in occurrence. SFAS No. 145 also amends SFAS
No. 13, "Accounting for Leases" for the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 requires that those lease modifications be accounted for in the same manner as sale-leaseback transactions. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Adoption of the provisions of SFAS No. 145 related to SFAS No. 13 did not have a material impact on the Company's consolidated financial condition or results of operations.

    Effective September 2001, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001". Under the consensus, costs related to the terrorist act should be reported as part of income from continuing operations and not as an extraordinary item. The Company has recognized and classified all direct and indirect costs associated with the attack of September 11 in accordance with the consensus. (For discussion of the impact of the September 11 terrorist attack ("September 11"), see Note 3.)

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes an accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial condition or results of operations.

    In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, requiring all business combinations to be accounted for under the purchase method. Accordingly, net assets acquired are recorded at fair value with any excess of cost over net assets assigned to goodwill. SFAS No. 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Adoption of SFAS No. 141 did not have a material impact on the Company's consolidated financial condition or results of operations.

    In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, amortization of goodwill is precluded, however, its recoverability must be periodically (at least annually) reviewed and tested for impairment. Goodwill must be tested at the reporting unit level for impairment in the year of adoption, including an initial test performed within six months of adoption. If the initial test indicates a potential impairment, then a more detailed analysis to determine the extent of impairment must be completed within twelve months of adoption.

    During the second quarter of 2002, the Company completed the review and analysis of its goodwill asset in accordance with the provisions of SFAS
No. 142. The result of the analysis indicated that each reporting unit's fair value exceeded its carrying amount, including goodwill. As a result, goodwill for each reporting unit was not considered impaired. Adoption of all other provisions of SFAS No. 142 did not have a material impact on the Company's consolidated financial condition or results of operations. SFAS No. 142 also requires that useful lives for intangibles other than goodwill be reassessed and remaining amortization periods be adjusted accordingly. (For further discussion of the impact of SFAS No. 142, see Note 7.)

    Effective April 1, 2001, the Company adopted EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". Under the consensus, investors in certain securities with contractual cash flows, primarily asset-backed securities, are required to periodically update their best estimate of cash flows over the life of the security. If the fair value of the securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other than temporary impairment charge is recognized. The estimated cash flows are also used to evaluate whether there have been any changes in the securitized asset's estimated yield. All yield adjustments are accounted for on a prospective basis. Upon adoption of EITF Issue No. 99-20, the Company recorded a $3 charge as the net of tax cumulative effect of the accounting change.

    Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and
138. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies hedge accounting criteria under which a derivative can qualify for special accounting. In order to receive special accounting, the derivative instrument must qualify as a hedge of either the fair value or the variability of the cash flow of a qualified asset or liability, or forecasted transaction. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. The Company's policy prior to adopting SFAS No. 133 was to carry its derivative instruments on the balance sheet in a manner similar to the hedged item(s).

    Upon adoption of SFAS No. 133, the Company recorded a $3 charge as the net of tax cumulative effect of the accounting change. This transition adjustment was primarily comprised of gains and losses on derivatives that had been previously deferred and not adjusted to the carrying amount of the hedged item. Also included in the transition adjustment were gains and losses related to recognizing at fair value all derivatives that are designated as fair-value hedging instruments offset by the difference between the book values and fair values of related hedged items attributable to the hedged risks. The entire transition amount was previously recorded in Accumulated Other Comprehensive Income ("AOCI")--Unrealized Gain/Loss on Securities in accordance with SFAS
No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not affected by the implementation of SFAS No. 133. Upon adoption, the Company also reclassified $21, net of tax, to AOCI--Gain on Cash-Flow Hedging Instruments from AOCI--Unrealized Gain/Loss on Securities. This reclassification reflects the January 1, 2001 net unrealized gain for all derivatives that were designated as cash-flow hedging instruments. (For further discussion of the Company's derivative-related accounting policies, see Note 2(h).)

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of FASB Statement No. 125". SFAS No. 140 revises the accounting for securitizations, other financial asset transfers and collateral arrangements. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. For recognition and disclosure of collateral and for additional disclosures related to securitization transactions, SFAS No. 140 was effective for the Company's December 31, 2000 financial statements. Adoption of SFAS No. 140 did not have a material impact on the Company's financial condition or results of operations.

    In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of Accounting Principles Board ("APB") Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25, "Accounting for Stock Issued to Employee", regarding the definition of employee, the criteria for determining a non-compensatory plan, the accounting for changes to the terms of a previously fixed stock option or award, the accounting for an exchange of stock compensation awards in a business combination and other stock compensation related issues. FIN 44 became effective July 1, 2000, with respect to new awards, modifications to outstanding awards and changes in grantee status that occur on or after that date. The adoption of FIN 44 did not have a material impact on the Company's consolidated financial condition or results of operations.

    Effective January 1, 2000, The Hartford adopted Statement of Position ("SOP") No. 98-7, "Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk". This SOP provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. Adoption of this SOP did not have a material impact on the Company's consolidated financial condition or results of operations.

(E) FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

    In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires an enterprise to assess if consolidation of an entity is appropriate based upon its variable economic interests in a variable interest entity (VIE). The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a VIE is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the VIE.

    FIN 46 is effective for new VIEs established subsequent to January 31, 2003 and for existing VIEs as of July 1, 2003. The Hartford invests in a variety of investment structures that require analysis under this Interpretation, including asset-backed securities, partnerships and certain trust securities and is currently assessing the impact of adopting FIN 46. Based upon a preliminary review, the adoption of FIN 46 is not expected to have a material impact on the Company's financial condition or results of operations as there were no material VIEs identified which would require consolidation. FIN 46 further requires the disclosure of certain information related to VIEs in which the Company holds a significant variable interest. The Company does not believe that it owns any such interests that require disclosure at this time.

    In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. See disclosures in Note 2(h), "Other Investment and Risk Management Activities--Specific Strategies". Adoption of this statement is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

    In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others--an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. FIN 45 sets forth requirements for disclosures made by a guarantor and valuation of the guarantee for its interim and annual financial statements about its obligations under certain guarantees that it has issued.

    On April 1, 1997 Hartford Life Insurance Company entered into a guarantee with Hartford-Comprehensive Employee Benefit Service Company ("CEBSCO"), an affiliate of the Company regarding the financial obligations associated with structured settlement contracts. CEBSCO enters into assignment agreements with unaffiliated companies where structured settlement liabilities are assigned to CEBSCO. CEBSCO purchases an annuity from Hartford Life Insurance Company to fund the liability and the Company establishes a liability on its balance sheet. The total amount of the Company's exposure under the guarantee is equal to the initial liability established for the annuity contract.

    In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Action (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). The principal difference between SFAS No. 146 and Issue 94-3 is that SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities after December 31, 2002. Adoption of SFAS No. 146 will result in a change in the timing of when a liability is recognized if the Company has restructuring activities after December 31, 2002.

(F) EXPENSING STOCK OPTIONS

    In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure and Amendment to FASB No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees", and modifies the disclosure requirements of that Statement. Under the prospective method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year in which the change is made. The modified prospective method recognizes stock-based compensation expense related to new and unvested awards in the year of change equal to that which would have been recognized had SFAS No. 123 been adopted as of its effective date, fiscal years beginning after December 15, 1994. The retrospective restatement method recognizes stock compensation costs for the year of change and restates financial statements for all prior periods presented as though the fair value recognition provisions of SFAS No. 123 had been adopted as of its effective date.

    Beginning in January 2003, The Hartford adopted the fair value recognition provisions of accounting for employee stock compensation on a prospective basis.

    Prior to January 2003, the Hartford applied the intrinsic value-based provisions set forth in APB Opinion No. 25. Under the intrinsic value method, compensation expense is determined on the measurement date, that is the first date on which both the number of shares the employee is entitled to receive, and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date. For the years ended
December 31, 2002, 2001 and 2000, compensation expense related to The Hartford's stock based compensation plans, including non-option plans, was $6, $8 and $23 after-tax, respectively. The expense related to stock-based employee compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the effective date of SFAS No. 123.

(G) INVESTMENTS

    The Company's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper, and equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" in accordance with SFAS No. 115. Accordingly, these securities are carried at fair value with the after-tax difference from amortized cost, as adjusted for the effect of deducting the life and pension policyholders' share related to the Company's immediate participation guaranteed contracts and the related change in amortization of deferred policy acquisition costs, reflected in stockholders' equity as a component of accumulated other comprehensive income. Policy loans are carried at outstanding balance which approximates fair value. Other investments consist primarily of limited partnership investments which are accounted for by the equity method. The Company's net income from partnerships is included in net investment income. Other investments also include mortgage loans carried at amortized cost and derivatives at fair value.

    The fair value of securities is based upon quoted market prices when available or broker quotations. Where market prices or broker quotations are not available, management typically estimates the fair value based upon discounted cash flows, applying current interest rates for similar financial instruments with comparable terms and credit quality. The estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the security were sold immediately. Derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations.

    Net realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are recorded and offset by amounts owed to policyholders and were $(1), $(1) and $(9) for the years ended December 31, 2002, 2002 and 2001, respectively. Under the terms of the contracts, the net realized capital gains and losses will be credited to policyholders in future years as they are entitled to receive them. Net realized capital gains and losses, after deducting the life and pension policyholders' share and related amortization of deferred policy acquisition costs for certain products, are reported as a component of revenues and are determined on a specific identification basis.

    The Company's accounting policy requires that a decline in the value of a security below its amortized cost basis be assessed to determine if the decline is other than temporary. If so, the security is deemed to be impaired and, a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. The fair value of the impaired investment becomes its new cost basis. The Company has a security monitoring process comprised of a committee of investment and accounting professionals that identifies securities that, due to certain characteristics are subjected to an enhanced analysis on a quarterly basis. Such characteristics include but are not limited to a deterioration of the financial condition of the issuer, the magnitude and duration of unrealized losses, credit rating and industry category.

    The primary factors considered in evaluating whether a decline in value for fixed income and equity securities is other than temporary include: (a) the length of time and the extent to which the fair value has been less than cost,
(b) the financial conditions and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments, and

(d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), EITF Issue No. 99-20 requires the Company to periodically update its best estimate of cash flows over the life of the security. If management determines that the fair value of its securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, then an other than temporary impairment charge is recognized. Furthermore, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an ongoing basis.

(H) DERIVATIVE INSTRUMENTS

Overview

    The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options to manage risk through one of four Company-approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions.

    The Company also periodically enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool.

    All of the Company's derivative transactions are permitted uses of derivatives under the derivatives use plan filed and/or approved, as applicable, by the State of Connecticut and State of New York Insurance Departments. The Company does not make a market or trade in these instruments for the express purpose of earning short-term trading profits.

Accounting and Financial Statement Presentation of Derivative Instruments and
  Hedging Activities

    Effective January 1, 2001, and in accordance with SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair-value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), (3) a foreign-currency, fair-value or cash-flow hedge ("foreign-currency" hedge), (4) a hedge of a net investment in a foreign operation or (5) held for other investment and risk management activities, which primarily involve managing asset or liability related risks which do not qualify for hedge accounting under SFAS No. 133. Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings as realized capital gains or losses. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in AOCI and are reclassified into earnings when earnings are impacted by the variability of the cash flow of the hedged item. Changes in the fair value of derivatives that are designated and qualify as foreign-currency hedges, are recorded in either current period earnings or AOCI, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within stockholder's equity. Changes in the fair value of derivative instruments held for other investment and risk management purposes are reported in current period earnings as realized capital gains and losses. As of December 31, 2002, the Company carried $179 of derivative assets in other investments and $78 of derivative liabilities in other liabilities. As of

December 31, 2001, the Company carried $113 of derivative assets in other investments and $72 of derivative liabilities in other liabilities.

Hedge Documentation and Effectiveness Testing

    At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. In connection with the implementation of SFAS No. 133, the Company designated anew all existing hedge relationships. The documentation process includes linking all derivatives that are designated as fair-value, cash flow or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At inception, and on a quarterly basis, the change in value of the hedging instrument and the change in value of the hedged item are measured to assess the validity of maintaining special hedge accounting. Hedging relationships are considered highly effective if the changes in the fair value or discounted cash flows of the hedging instrument are within a ratio of 80-125% of the inverse changes in the fair value or discounted cash flows of the hedged item. Hedge effectiveness is evaluated primarily based on regression analysis or the cumulative change in cash flow or fair value, as appropriate. If it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting in the period in which effectiveness was lost and prospectively, as discussed below under discontinuance of hedge accounting.

Credit Risk

    The Company's derivatives counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/ credit risk reducing agreements. By using derivative instruments, the Company is exposed to credit risk which is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. When the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, and, therefore, exposes the Company to credit risk. Credit exposures are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds. The Company also minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by the Company's internal compliance unit, reviewed frequently by senior management and reported to The Finance Committee of The Hartford's Board of Directors. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits right of offset.

Embedded Derivatives

    The Company occasionally purchases or issues financial instruments that contain a derivative instrument that is embedded in the financial instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument, is carried at fair value with changes in fair value reported in realized gains and losses.

Discontinuance of Hedge Accounting

    The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item, (2) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur, or (3) the derivative expires or is sold, terminated, or exercised. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried at fair value on the balance sheet with changes in its fair value recognized in current period earnings. The changes in the fair value of the hedged asset or liability are no longer recorded in earnings. When hedge accounting is discontinued because the Company becomes aware that it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in AOCI are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued on a cash-flow hedge, including those where the derivative is sold, terminated or exercised, amounts previously deferred in AOCI are amortized into earnings when earnings are impacted by the variability of the cash flow of the hedged item.

SFAS No. 133 Categorization of the Company's Hedging Activities

CASH-FLOW HEDGES

General

    For the year ended December 31, 2002 and 2001, the Company's gross gains and losses representing the total ineffectiveness of all cash-flow hedges were immaterial, with the net impact reported as net realized capital gains and losses.

    Gains and losses on derivative contracts that are reclassified from AOCI to current period earnings are included in the line item in the statement of income in which the hedged item is recorded. As of December 31, 2002 and 2001, the after-tax deferred net gains on derivative instruments accumulated in AOCI that are expected to be reclassified to earnings during the next twelve months are $7 and $2, respectively. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twelve months, at which time the Company will recognize the deferred net gains/losses as an adjustment to interest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is twelve months. As of December 31, 2002 and 2001, the Company held derivative notional value related to strategies categorized as cash-flow hedges of $2.9 billion and $2.2 billion, respectively. For the years ended December 31, 2002 and 2001, the net reclassifications from AOCI to earnings resulting from the discontinuance of cash-flow hedges were immaterial.

Specific Strategies

    The Company's primary use of cash flow hedging is to use interest-rate swaps as an "asset hedging" strategy, in order to convert interest receipts on floating-rate fixed maturity investments to fixed rates. When multiple assets are designated in a hedging relationship under SFAS No. 133, a homogeneity test is performed to ensure that the assets react similarly to changes in market conditions. To satisfy this requirement, at inception of the hedge, fixed maturity investments with identical variable rates are grouped together (for example: 1-month LIBOR or 3-month LIBOR, not both).

    The Company enters into "receive fixed/pay variable" interest rate swaps to hedge the variability in the first LIBOR-based interest payments received on each pool of eligible variable rate fixed maturity investments. Ineffectiveness is measured by comparing the present value of the variable rate pay side of the swaps to the present value of the first anticipated variable rate interest receipts on the hedged fixed maturity investments. At December 31, 2002 and 2001, the Company held $2.5 billion and $1.9 billion, respectively, in derivative notional value related to this strategy.

    The Company enters into foreign currency swaps to hedge the variability in cash flow associated with certain foreign dominated fixed maturity investments. The foreign currency swap agreements are structured to match the foreign currency cash flows of the foreign dominated fixed maturity investments (i.e. par/notional value, currency, initial cost, maturity date, and payment dates). If hedge ineffectiveness exists, it is recorded as net realized capital gain or loss. Notional value of foreign currency swaps at December 31, 2002 and 2001 totaled $386 and $144, respectively.

FAIR-VALUE HEDGES

General

    For the year ended December 31, 2002 and 2001, the Company's gross gains and losses representing the total ineffectiveness of all fair-value hedges were immaterial, with the net impact reported as realized capital gains/losses. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness. As of December 31, 2002 and 2001, the Company held $159 and $215, respectively, in derivative notional value related to strategies categorized as fair-value hedges.

Specific Strategies

    The Company purchases interest rate caps and sells interest rate floor contracts in an "asset hedging" strategy utilized to offset corresponding interest rate caps and floors that exist in certain of its variable-rate fixed maturity investments. The standalone interest rate cap and floor contracts are structured to offset those embedded in the hedged investment. The calculation of ineffectiveness involves a comparison of the present value of the cumulative change in the expected future cash flows on the interest rate cap/floor and the present value of the cumulative change in the expected future interest cash flows that are hedged on the fixed maturity investment. If hedge ineffectiveness exists, it is recorded as net realized capital gain or loss. All hedges involving variable rate bonds with embedded interest rate caps and floors are perfectly matched with respect to notional values, payment dates, maturity, index, and the hedge relationship does not contain any other basis differences. No component of the hedging instrument's fair value is excluded from the determination of effectiveness. At December 31, 2002 and 2001 the Company held $129 and $149, respectively, in derivative notional value related to this strategy.

OTHER INVESTMENT AND RISK MANAGEMENT ACTIVITIES

General

    The Company's other investment and risk management activities primarily relate to strategies used to reduce economic risk or enhance income, and do not receive hedge accounting treatment. Swap agreements, interest rate cap and floor agreements and option contracts are used to reduce economic risk. Income enhancement and replication transactions include the use of written covered call options, which offset embedded equity call options, total return swaps and synthetic replication of cash market instruments. The change in the value of all derivatives held for other investment and risk management purposes is reported in current period earnings as realized capital gains or losses. For the year ended December 31, 2002 and 2001, the Company recognized after-tax net losses of $7 and $14, respectively (reported as net realized capital gains and losses in the statement of income), which represented the total change in value for other derivative-based strategies which do not qualify for hedge accounting under SFAS No. 133. As of December 31, 2002 and 2001, the Company held $3.4 billion and $2.7 billion, respectively in derivative notional value related to strategies categorized as Other Investment and Risk Management Activities.

Specific Strategies

    The Company issues liability contracts in which policyholders have the option to surrender their policies at book value and that guarantee a minimum credited rate of interest. Typical products with these features include Whole Life, Universal Life and Repetitive Premium Variable Annuities. The Company uses interest rate cap and swaption contracts as an economic hedge, classified for internal purposes as a "liability hedge", thereby mitigating the Company's loss in a rising interest rate environment. The Company is exposed to the situation where interest rates rise and the Company is not able to raise its credited rates to competitive yields. The policyholder can then surrender at book value while the underlying bond portfolio may experience a loss. The increase in yield in a rising interest rate environment due to the interest rate cap and swaption contracts may be used to raise credited rates, increasing the Company's competitiveness and reducing the policyholder's incentive to surrender. In accordance with Company policy, the amount of notional value will not exceed the book value of the liabilities being hedged and the term of the derivative contract will not exceed the average maturity of the liabilities. As of December 31, 2002 and 2001, the Company held $516 in derivative notional value related to this strategy.

    When terminating certain hedging relationships, the Company will enter a derivative contract with terms and conditions that directly offset the original contract, thereby offsetting its changes in value from that date forward. The Company dedesignates the original contract and records the changes in value of both the original contract and the new offsetting contract through realized capital gains and losses. At December 31, 2002 and 2001, the Company held $1.4 billion and $1.0 billion in derivative notional value related to this strategy.

    Periodically, the Company enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool. The Company assumes credit exposure to individual entities through credit default swaps. In assuming this obligation, the Company receives a periodic fee. These contracts obligate the Company to compensate the derivative counterparty in the event of bankruptcy, failure to pay or restructuring, and in return, the company will receive a debt obligation of the referenced entity. The maximum potential future exposure to the Company is the notional value of the swap contracts, which was $49 after tax as of December 31, 2002. The market value of these swaps was immaterial at December 31, 2002. The Company did not transact in credit default swaps in 2001. The term of the credit default swaps range from 3-5 years. The Company also assumes exposure to an asset pool through total return swaps. As of December 31, 2002 and 2001, the maximum potential future exposure to the Company $68 and $10 after tax, respectively. The market value of these swaps at December 31, 2002 and 2001 was a loss of $42 and $51, respectively, which was reported on the balance sheet in Other Liabilities. The term of the total return swaps range from 6 months to 10 years. These arrangements are entered into to modify portfolio duration or to increase diversification while controlling transaction costs. At December 31, 2002 and 2001, the Company held $307 and $230, respectively, in derivative notional value related to this strategy.

    The Company issues an option in an "asset hedging" strategy utilized to monetize the option embedded in certain of its fixed maturity investments. The Company receives a premium for issuing the freestanding option. The written option grants the holder the ability to call the bond at a predetermined strike value. The maximum potential future economic exposure is represented by the then fair value of the bond in excess of the strike value which is expected to be entirely offset by the appreciation in the value of the embedded long option. The structure is designed such that the fixed maturity investment and freestanding option have identical expected lives, typically 2-5 years. At December 31, 2002 and 2001, the Company held $371 and $402, respectively, in derivative notional value related to the written option and held $371 and $402, respectively, of derivative notional value related to the embedded option.

    Periodically, in order to mitigate its foreign currency risk, the Company enters into a costless collar strategy. Accordingly, the Company purchases foreign put options and writes foreign call options to hedge the foreign currency exposures in certain of its foreign fixed maturity investments. At December 31, 2002, the maximum potential exposure to the Company was $1 after tax. At December 31, 2002 and 2001, the Company held $275 and $0, respectively, in derivative notional value related to this strategy. The term of the options is up to 4 months.

(I) SEPARATE ACCOUNTS

    Hartford Life Insurance Company maintains separate account assets and liabilities, which are reported at fair value. Separate account assets are segregated from other investments and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, wherein the policyholder assumes the investment risk, and guaranteed separate accounts, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. The fees earned for administrative and contractholder maintenance services performed for these separate accounts are included in fee income.

(J) DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs, which include commissions and certain other expenses that vary with and are primarily associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. The deferred costs are recorded as an asset commonly referred to as deferred policy acquisition costs ("DAC"). At December 31, 2002 and 2001, the carrying value of the Company's DAC was $5.0 billion and $4.8 billion, respectively.

    DAC related to traditional policies are amortized over the premium-paying period in proportion to the present value of annual expected premium income. Adjustments are made each year to recognize actual experience as compared to assumed experience for the current period.

    DAC related to investment contracts and universal life-type contracts are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of estimated gross profits ("EGPs") from projected investment, mortality and expense margins and surrender charges. A portion of the DAC amortization is allocated to realized gains and losses. The DAC balance is also adjusted by an amount that represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had unrealized amounts been realized. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization.

    The Company regularly evaluates its estimated gross profits to determine if actual experience or other evidence suggests that earlier estimates should be revised. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread and estimated mortality. The separate account fund performance assumption is critical to the development of the EGPs related to the Company's variable annuity and variable life insurance businesses. The average long-term rate of assumed separate account fund performance used in estimating gross profits for the variable annuity and variable life business was 9% at December 31, 2002 and 2001. For all other products including fixed annuities and other universal life type contracts the average assumed investment yield ranged from 5% to 8.5% for the years ended December 31, 2002 and 2001.

    Due to the increased volatility and precipitous decline experienced by the U.S. equity markets in 2002, the Company enhanced its DAC evaluation process during the course of the year. The Company developed sophisticated modeling capabilities, which allowed it to run 250 stochastically determined scenarios of separate account fund performance. These scenarios were then utilized to calculate a reasonable range of estimates for the present value of future gross profits. This range is then compared to the present value of future gross profits currently utilized in the DAC amortization model. As of December 31, 2002, the current estimate falls within the reasonable range, and therefore, the Company does not believe there is evidence to suggest a revision to the EGPs is necessary.

    Additionally, the Company has performed various sensitivity analyses with respect to separate account fund performance to provide an indication of future separate account fund performance levels, which could result in the need to revise future EGPs. The Company has estimated that a revision to the future EGPs is unlikely in 2003 in the event that the separate account fund performance meets or exceeds the Company's long-term assumption of 9% and that a revision is likely if the overall separate account fund performance is negative for the year. In the event that separate account fund performance falls between 0% and 9% during 2003, the Company will need to evaluate the actual gross profits versus the mean EGPs generated by the stochastic DAC analysis and determine whether or not to make a revision to the future EGPs. Factors that will influence this determination include the degree of volatility in separate account fund performance, when during the year performance becomes negative and shifts in asset allocation within the separate account made by policyholders. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings. The Company's overall separate account fund performance has been reasonably correlated to the overall performance of the S&P 500 Index, although no assurance can be provided that this correlation will continue in the future.

    Should the Company change its assumptions utilized to develop EGPs (commonly referred to as "unlocking") the Company would record a charge (or credit) to bring its DAC balance to the level it would have been had EGPs been calculated using the new assumptions from the date of each policy. The Company evaluates all critical assumptions utilized to develop EGPs (e.g. lapse, mortality) and will make a revision to future EGPs to the extent that actual experience is significantly different than expected.

    The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company tests the aggregate recoverability of the DAC asset by comparing the amounts deferred to total EGPs. In addition, the Company routinely stress tests its DAC asset for recoverability against severe declines in its separate account assets, which could occur if the equity markets experienced another significant sell-off, as the majority of policyholders' money held in the separate accounts is invested in the equity market.

(K) RESERVE FOR FUTURE POLICY BENEFITS

    Hartford Life establishes and carries as liabilities actuarially determined reserves which are calculated to meet the Company's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect the Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's disability or death. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves.

    Liabilities for future policy benefits are computed by the net level premium method using interest assumptions ranging from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Claim reserves, which are the result of sales of group long-term and short-term disability, stop loss, and Medicare supplement, are state at amounts determined by estimates on individual cases and estimates of unreported claims based on past experience.

(L) OTHER POLICYHOLDER FUNDS

    Other policyholder funds and benefits payable include reserves for investment contracts without life contingencies, corporate owned life insurance and universal life insurance contracts. Of the amounts included in this item, $20.6 billion and $14.9 billion, as of December 31, 2002 and 2001, respectively, represent net policyholder obligations. The liability for policy benefits for universal life-type contracts is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract.

    For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period.

(M) REVENUE RECOGNITION

    For investment and universal life-type contracts, the amounts collected from policyholders are considered deposits and are not included in revenue. Fee income for investment and universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances and are recognized in the period in which services are provided. Traditional life and the majority of the Company's accident and health products are long duration contracts, and premiums are recognized as revenue when due from policyholders. Retrospective and contingent commissions and other related expenses are incurred and recorded in the same period that the retrospective premiums are recorded or other contract provisions are met.

(N) FOREIGN CURRENCY TRANSLATION

    Foreign currency translation gains and losses are reflected in stockholder's equity as a component of accumulated other comprehensive income. The Company's foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are reflected in earnings. The national currencies of the international operations are their functional currencies.

(O) DIVIDENDS TO POLICYHOLDERS

    Policyholder dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under policies and applicable state laws.

    Participating life insurance in force accounted for 6%, 8% and 17% as of December 31, 2002, 2001 and 2000, respectively, of total life insurance in force. Dividends to policyholders were $65, $68 and $67 for the years ended December 31, 2002, 2001 and 2000, respectively. There were no additional amounts of income allocated to participating policyholders. If limitations exist on the amount of net income from participating life insurance contracts that may be distributed to the stockholder, the policyholders' share of net income on those contracts that cannot be distributed is excluded from stockholder's equity by a charge to operations and a credit to a liability.

(P) REINSURANCE

    Written premiums, earned premiums and incurred insurance losses and loss adjustment expense all reflect the net effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to our acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance means other insurance companies have agreed to share certain risks the Company has underwritten. Reinsurance accounting is followed for assumed and ceded transactions when the risk transfer provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," have been met.

(Q) INCOME TAXES

    The Company recognizes taxes payable or refundable for the current year and deferred taxes for the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

3.  SEPTEMBER 11, 2001

    As a result of September 11, the Company recorded an estimated loss amounting to $9, net of taxes and reinsurance, in the third quarter of 2001. The Company based the loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including estimated amounts for unknown and unreported policyholder losses and costs incurred in settling claims. Also included was an estimate of amounts recoverable under the Company's ceded reinsurance programs. In the first quarter of 2002, the Company recognized a $3 after-tax benefit related to favorable development of reserves related to September 11. As a result of the uncertainties involved in the estimation process, final claims settlement may vary from present estimates.

4.  SALE OF SUDAMERICANA HOLDING S.A.

    On September 7, 2001, Hartford Life Insurance Company completed the sale of its ownership interest in an Argentine subsidiary, Sudamericana Holding S.A. The Company recognized an after-tax net realized capital loss of $11 related to the sale.

5.  INVESTMENTS AND DERIVATIVE INSTRUMENTS

(A) COMPONENTS OF NET INVESTMENT INCOME

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        2002       2001       2000
                                                      --------   --------   --------
Interest income from fixed maturities...............   $1,235     $1,105     $  959
Interest income from policy loans...................      251        304        305
Income from other investments.......................      114         99         75
                                                       ------     ------     ------
Gross investment income.............................    1,600      1,508      1,339
Less: Investment expenses...........................       17         13         13
                                                       ------     ------     ------
  NET INVESTMENT INCOME.............................   $1,583     $1,495     $1,326
                                                       ======     ======     ======

(B) COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
Fixed maturities............................................   $(285)      $(52)     $(106)
Equity securities...........................................      (4)       (17)         3
Real estate and other.......................................      --        (23)         9
Change in liability to policyholders for net realized
  capital gains.............................................       1          1          9
                                                               -----       ----      -----
  NET REALIZED CAPITAL GAINS (LOSSES).......................   $(288)      $(91)     $ (85)
                                                               =====       ====      =====

(C) NET CHANGE IN UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY SECURITIES

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
Gross unrealized capital gains..............................   $    2     $   1      $   2
Gross unrealized capital losses.............................      (19)       (8)        (5)
                                                               ------     -----      -----
Net unrealized capital gains (losses).......................      (17)       (7)        (3)
Deferred income taxes and other items.......................       (6)       (1)        (1)
                                                               ------     -----      -----
Net unrealized capital gains (losses), net of tax...........      (11)       (6)        (2)
Balance--beginning of year..................................       (6)       (2)         5
                                                               ------     -----      -----
  NET CHANGE IN UNREALIZED CAPITAL GAINS (LOSSES) ON EQUITY
    SECURITIES..............................................   $   (5)    $  (4)     $  (7)
                                                               ======     =====      =====

(D) NET CHANGE IN UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES

Gross unrealized capital gains..............................   $1,389     $ 514      $ 269
Gross unrealized capital losses.............................     (278)     (305)      (231)
Unrealized capital (gains) losses credited to
  policyholders.............................................      (58)      (24)       (10)
                                                               ------     -----      -----
Net unrealized capital gains (losses).......................    1,053       185         28
Deferred income taxes and other items.......................      579        65         10
                                                               ------     -----      -----
Net unrealized capital gains (losses), net of tax...........      474       120         18
Balance--beginning of year..................................      120        18       (260)
                                                               ------     -----      -----
  NET CHANGE IN UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED
    MATURITIES..............................................   $  354     $ 102      $ 278
                                                               ======     =====      =====

(E) FIXED MATURITY INVESTMENTS

                                                                    AS OF DECEMBER 31, 2002
                                                       -------------------------------------------------
                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED
                                                         COST        GAINS        LOSSES     FAIR VALUE
                                                       ---------   ----------   ----------   -----------
U. S. Government and Government agencies and
  authorities (guaranteed and sponsored).............   $   255      $    9        $  --       $   264
U. S. Government and Government agencies and
  authorities (guaranteed and sponsored)--asset
  backed.............................................     2,063          64           (2)        2,125
States, municipalities and political subdivisions....        27           4           (1)           30
International governments............................       422          43           (1)          464
Public utilities.....................................     1,160          70          (29)        1,201
All other corporate, including international.........    11,094         822         (128)       11,788
All other corporate--asset backed....................     7,152         348         (100)        7,400
Short-term investments...............................       940           1           --           941
Certificates of deposit..............................       561          28          (17)          572
Redeemable preferred stock...........................         1          --           --             1
                                                        -------      ------        -----       -------
  TOTAL FIXED MATURITIES.............................   $23,675      $1,389        $(278)      $24,786
                                                        =======      ======        =====       =======

                                                                    AS OF DECEMBER 31, 2001
                                                       -------------------------------------------------
                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED
                                                         COST        GAINS        LOSSES     FAIR VALUE
                                                       ---------   ----------   ----------   -----------
U. S. Government and Government agencies and
  authorities (guaranteed and sponsored).............   $   247       $ 15         $  (2)      $   260
U. S. Government and Government agencies and
  authorities (guaranteed and sponsored)--asset
  backed.............................................     1,179         26            (3)        1,202
States, municipalities and political subdivisions....        44          4            (1)           47
International governments............................       312         18            (3)          327
Public utilities.....................................       994         14           (26)          982
All other corporate, including international.........     8,829        283          (146)        8,966
All other corporate--asset backed....................     5,816        142          (104)        5,854
Short-term investments...............................     1,008         --            --         1,008
Certificates of deposit..............................       503         12           (20)          495
Redeemable preferred stock...........................         1         --            --             1
                                                        -------       ----         -----       -------
  TOTAL FIXED MATURITIES.............................   $18,933       $514         $(305)      $19,142
                                                        =======       ====         =====       =======

    The amortized cost and fair value of fixed maturity investments as of December 31, 2002 by contractual maturity year are shown below. Estimated maturities differ from contractual maturities due to call or prepayment provisions. Asset backed securities, including mortgage backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience.

MATURITY                                               AMORTIZED COST    FAIR VALUE
--------                                               ---------------   -----------
One year or less.....................................      $ 3,032         $ 3,051
Over one year through five years.....................        9,166           9,479
Over five years through ten years....................        6,325           6,708
Over ten years.......................................        5,152           5,548
                                                           -------         -------
  TOTAL..............................................      $23,675         $24,786
                                                           =======         =======

(F) SALES OF FIXED MATURITY AND EQUITY SECURITY INVESTMENTS

    Sales of fixed maturities, excluding short-term fixed maturities, for the years ended December 31, 2002, 2001 and 2000 resulted in proceeds of $5.6 billion, $4.6 billion and $3.0 billion, gross realized capital gains of $117, $82 and $29, and gross realized capital losses of $60, $44 and $109, respectively. Sales of equity security investments for the years ended December 31, 2002, 2001 and 2000 resulted in proceeds of $11, $42 and $15, respectively. There were no realized gains on sales of equity securities for the years ended December 31, 2002 and 2001. Sales of equity security investments for the year ended December 31, 2000 resulted in gross realized capital gains of $5. Sales of equity security investments for the years ended December 31, 2002, 2001 and 2000 resulted in gross realized capital losses of $3, $17 and $2, respectively.

(G) CONCENTRATION OF CREDIT RISK

    The Company is not exposed to any concentration of credit risk in fixed maturities of a single issuer greater than 10% of stockholder's equity.

(H) DERIVATIVE INSTRUMENTS

    The notional amounts of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. Notional amounts pertaining to derivative instruments (excluding guaranteed separate accounts) totaled $6.5 billion at December 31, 2002 and $5.1 billion at December 31, 2001.

    The Company uses derivative instruments in its management of market risk consistent with four risk management strategies: hedging anticipated transactions, hedging liability instruments, hedging invested assets and hedging portfolios of assets and/or liabilities.

    A reconciliation between notional amounts as of December 31, 2002 and 2001 by derivative type and strategy is as follows:

                        DECEMBER 31, 2001                  MATURITIES/     DECEMBER 31, 2002
                         NOTIONAL AMOUNT     ADDITIONS   TERMINATIONS(1)    NOTIONAL AMOUNT
                        ------------------   ---------   ---------------   ------------------
BY DERIVATIVE TYPE
Caps..................        $  577          $   --          $ 20               $  557
Floors................           295              --            20                  275
Swaps/Forwards........         3,302           1,694           462                4,534
Futures...............            77             110           187                   --
Options...............           894             438           229                1,103
                              ------          ------          ----               ------
  TOTAL...............        $5,145          $2,242          $918               $6,469
                              ======          ======          ====               ======
BY STRATEGY
Liability.............        $  677          $   --          $ --               $  677
Anticipatory..........            77             110           187                   --
Asset.................         4,251           2,132           731                5,652
Portfolio.............           140              --            --                  140
                              ------          ------          ----               ------
  TOTAL...............        $5,145          $2,242          $918               $6,469
                              ======          ======          ====               ======

------------------------

(1) During 2002, the Company had no significant gain or loss on terminations of hedge positions using derivative financial instruments.

(I) COLLATERAL ARRANGEMENTS

    Hartford Life Insurance Company entered into various collateral arrangements which require both the pledging and accepting of collateral in connection with its derivative instruments and repurchase agreements. As of December 31, 2002 and 2001, collateral pledged has not been separately reported in the Consolidated Balance Sheet. The classification and carrying amounts of collateral pledged at December 31, 2002 and 2001 were as follows:

                                                                2002        2001
                                                              ---------   ---------
ASSETS
U.S. Gov't and Gov't agencies and authorities (guaranteed
  and sponsored)............................................  $     --    $       1
U.S. Gov't and Gov't agencies and authorities (guaranteed
  and sponsored--asset backed...............................         8           --
                                                              ---------   ---------
                                                              $      8    $       1
                                                              =========   =========

    At December 31, 2002 and 2001, Hartford Life Insurance Company had accepted collateral consisting of cash, U.S. Government, and U.S. Government agency securities with a fair value of $407 and $148, respectively. At December 31, 2002 and 2001, only cash collateral of $173 and $89, respectively, was invested and recorded on the balance sheet in fixed maturities and other liabilities. The Company is only permitted by contract to sell or repledge the noncash collateral in the event of a default by the counterparty and none of the collateral has been sold or repledged at December 31, 2002 and 2001. As of December 31, 2002 and 2001 all collateral accepted was held in separate custodial accounts.

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107 "Disclosure about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS No. 107 excludes certain financial instruments from disclosure, including insurance contracts other than financial guarantees and investment contracts. Hartford Life Insurance Company uses the following methods and assumptions in estimating the fair value of each class of financial instrument.

    Fair value for fixed maturities and marketable equity securities approximates those quotations published by applicable stock exchanges or received from other reliable sources.

    For policy loans, carrying amounts approximate fair value.

    Fair value of other investments, which primarily consist of partnership investments, is based on external market valuations from partnership management. Other investments also include mortgage loans, whereby the carrying value approximates fair value.

    Derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations. Other policyholder funds and benefits payable fair value information is determined by estimating future cash flows, discounted at the current market rate.

    The carrying amount and fair values of Hartford Life Insurance Company's financial instruments as of December 31, 2001 and 2000 were as follows:

                                          2002                             2001
                             ------------------------------   ------------------------------
                             CARRYING AMOUNT    FAIR VALUE    CARRYING AMOUNT    FAIR VALUE
                             ----------------   -----------   ----------------   -----------
ASSETS
  Fixed maturities.........      $24,786          $24,786         $19,142          $19,142
  Equity securities........          120              120              64               64
  Policy loans.............        2,895            2,895           3,278            3,278
  Other investments........          918              918           1,136            1,136
LIABILITIES
  Other policyholder
    funds(1)...............       16,266           16,566          15,648           15,514

------------------------

(1) Excludes universal life insurance contracts, including corporate owned life insurance.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS

    Effective January 1, 2002, the Company adopted SFAS No. 142 and accordingly ceased all amortization of goodwill.

    The following tables show net income for the years ended December 31, 2002, 2001 and 2000, with the 2001 and 2000 periods adjusted for goodwill amortization recorded.

NET INCOME                                                      2002       2001       2000
----------                                                    --------   --------   --------
Income before cumulative effect of accounting changes.......    $426       $652       $487
Goodwill amortization, net of tax...........................      --          4         --
                                                                ----       ----       ----
Adjusted income before cumulative effect of accounting
  changes...................................................     426        656        487
Cumulative effect of accounting changes, net of tax.........      --         (6)        --
                                                                ----       ----       ----
Adjusted net income.........................................    $426       $650       $487

    The following table shows the Company's acquired intangible assets that continue to be subject to amortization and aggregate amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

                                           2002                         2001
                                --------------------------   --------------------------
                                CARRYING   ACCUMULATED NET   CARRYING   ACCUMULATED NET
AMORTIZED INTANGIBLE ASSETS      AMOUNT     AMORTIZATION      AMOUNT     AMORTIZATION
---------------------------     --------   ---------------   --------   ---------------
Present value of future
  profits.....................    $525           $80           $568           $37

    Net amortization expense for the years ended December 31, 2002, 2001 and 2000 was $43, $37 and $0, respectively.

    Estimated future net amortization expense for the succeeding five years is as follows.

FOR THE YEAR ENDED DECEMBER 31,
-------------------------------
2003........................................................    $42
2004........................................................    $39
2005........................................................    $36
2006........................................................    $34
2007........................................................    $31

8.  SEPARATE ACCOUNTS

    Hartford Life Insurance Company maintained separate account assets and liabilities totaling $105.3 billion and $114.3 billion at December 31, 2002 and 2001, respectively, which are reported at fair value. Separate account assets, which are segregated from other investments, reflect two categories of risk assumption: non-guaranteed separate accounts totaling $93.8 billion and $104.2 billion at December 31, 2002 and 2001, respectively, wherein the policyholder assumes substantially all the investment risks and rewards, and guaranteed separate accounts totaling $11.5 and $10.1 billion at December 31, 2002 and 2001, respectively, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. Included in non-guaranteed separate account assets were policy loans totaling $384 and $575 at December 31, 2002 and 2001, respectively. Net investment income (including net realized capital gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income.

    Separate account management fees and other revenues were $1.1 billion, $1.2 billion and $1.3 billion in 2002, 2001 and 2000, respectively. The guaranteed separate accounts include fixed market value adjusted (MVA) individual annuities and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.3% and 6.4% as of December 31, 2002 and 2001, respectively. The assets that support these liabilities were comprised of $11.1 billion and $9.8 billion in fixed maturities at December 31, 2002 and 2001, respectively, and $385 and $234 of other invested assets at December 31, 2002 and 2001, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, fixed MVA annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $135 and $37 in carrying value and $3.6 billion and $3.2 billion in notional amounts as of December 31, 2002 and 2001, respectively.

9.  STATUTORY RESULTS

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        2002       2001       2000
                                                      --------   --------   --------
Statutory net income (loss).........................   $ (305)    $ (485)    $  283
                                                       ------     ------     ------
Statutory capital and surplus.......................   $2,354     $2,412     $1,972
                                                       ======     ======     ======

    A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 2003, without prior regulatory approval, is estimated to be $235.

    Hartford Life Insurance Company and its domestic insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed by the applicable state of domicile. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules.

    The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. Each of Hartford Life Insurance Company's domiciliary states has adopted Codification and the Company has made the necessary changes in its statutory reporting required for implementation. The overall impact of applying the new guidance resulted in a one-time statutory cumulative transition benefit of approximately $38 in statutory surplus in 2001.

10. POSTRETIREMENT BENEFIT AND SAVINGS PLANS

(A) PENSION PLANS

    The Company's employees are included in The Hartford's non-contributory defined benefit pension and postretirement health care and life insurance benefit plans. Defined benefit pension expense, allocated by The Hartford to Hartford Life Insurance Company, was $10, $11 and $5 in 2002, 2001 and 2000, respectively. Postretirement health care and life insurance benefits expense, allocated by The Hartford, was not material to the results of operations for 2002, 2001 and 2000.

(B) INVESTMENT AND SAVINGS PLAN

    Substantially all the Company's U.S. employees are eligible to participate in The Hartford's Investment and Savings Plan. The cost to Hartford Life Insurance Company for this plan was approximately $5, $6 and $5 in 2002, 2001 and 2000, respectively.

11. REINSURANCE

    Hartford Life Insurance Company cedes insurance to other insurers in order to limit its maximum losses and to diversify its exposures. Such transfer does not relieve Hartford Life Insurance Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses to Hartford Life Insurance Company. The Company also assumes reinsurance from other insurers and is a member of and participates in several reinsurance pools and associations. Hartford Life Insurance Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. As of December 31, 2002, Hartford Life had no reinsurance recoverables and related concentrations of credit risk greater than 10% of the Company's stockholders' equity.

    In accordance with normal industry practice, Hartford Life Insurance Company is involved in both the cession and assumption of insurance with other insurance and reinsurance companies. As of

December 31, 2002, the largest amount of life insurance retained on any one life by any one of the life operations was approximately $2.5. In addition, the Company reinsures the majority of the minimum death benefit guarantees and the guaranteed withdrawal benefits offered in connection with its variable annuity contracts.

    Insurance net retained premiums were comprised of the following:

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                      ------------------------------
                                                        2002       2001       2000
                                                      --------   --------   --------
Gross premiums......................................   $2,815     $3,152     $2,885
Reinsurance assumed.................................       45         79         44
Reinsurance ceded...................................     (715)      (980)      (723)
                                                       ------     ------     ------
  NET RETAINED PREMIUMS.............................   $2,145     $2,251     $2,206
                                                       ======     ======     ======

    Hartford Life Insurance Company reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance arrangements. Yearly renewable term and coinsurance arrangements result in passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less an allowance for commissions and expenses and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liabilities for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies.

    The Company is currently in arbitration with one of its reinsurers related to this reinsurance (see further discussion in Note 13(a))

    The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. Insurance recoveries on ceded reinsurance contracts, which reduce death and other benefits were $670, $693 and $578 for the years ended December 31, 2002, 2001 and 2000, respectively. Hartford Life Insurance Company also assumes reinsurance from other insurers.

    Hartford Life Insurance Company records a receivable for reinsured benefits paid and the portion of insurance liabilities that are reinsured, net of a valuation allowance, if necessary. The amounts recoverable from reinsurers are estimated based on assumptions that are consistent with those used in establishing the reserves related to the underlying reinsured contracts. Management believes the recoverables are appropriately established; however, in the event that future circumstances and information require Hartford Life Insurance Company to change its estimates of needed loss reserves, the amount of reinsurance recoverables may also require adjustments.

    Hartford Life Insurance Company maintains certain reinsurance agreements with HLA, whereby the Company cedes both group life and group accident and health risk. Under these treaties, the Company ceded group life premium of $96, $178 and $101 in 2002, 2001 and 2000, respectively, and accident and health premium of $373, $418 and $429, respectively, to HLA.

12. INCOME TAX

    Hartford Life Insurance Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return with current credit for net losses to the extent the losses provide a benefit in the consolidated return.

    The Company is included in The Hartford's consolidated Federal income tax return. The Company's effective tax rate was 1%, 6% and 28% in 2002, 2001 and 2000, respectively.

    Income tax expense (benefit) is as follows:

                                                                FOR THE YEARS ENDED
                                                                    DECEMBER 31,
                                                           ------------------------------
                                                             2002       2001       2000
                                                           --------   --------   --------
Current..................................................    $ 4       $(202)      $121
Deferred.................................................     (2)        246         73
                                                             ---       -----       ----
  INCOME TAX EXPENSE.....................................    $ 2       $  44       $194
                                                             ===       =====       ====

    A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision (benefit) for income taxes is as follows:

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                          ------------------------------
                                                            2002       2001       2000
                                                          --------   --------   --------
Tax provision at the U.S. federal statutory rate........    $150      $ 244       $238
Tax preferred investments...............................     (63)       (60)       (24)
IRS audit settlement (See Note 13(c))...................     (76)        --        (24)
Tax adjustment (See Note 13(c)).........................      --       (144)        --
Foreign related investments.............................      (6)        --         --
Other...................................................      (3)         4          4
                                                            ----      -----       ----
  TOTAL.................................................    $  2      $  44       $194
                                                            ====      =====       ====

    Deferred tax assets (liabilities) include the following as of December 31:

                                                                2002       2001
                                                              --------   --------
Tax basis deferred policy acquisition costs.................   $ 699      $ 737
Financial statement deferred policy acquisition costs and
  reserves..................................................    (724)      (494)
Employee benefits...........................................       7         12
Net unrealized capital losses (gains) on securities.........    (422)       (95)
Net operating loss carryforward/Minimum tax credits.........     249         64
Investments and other.......................................     (52)      (235)
                                                               -----      -----
  TOTAL.....................................................   $(243)     $ (11)
                                                               =====      =====

    Hartford Life Insurance Company had a current tax receivable of $89 and $144 as of December 31, 2002 and 2001, respectively.

    Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and, based on current tax law, will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on the balance in this account, which for tax return purposes was $104 as of December 31, 2002.

13. COMMITMENTS AND CONTINGENT LIABILITIES

(A) LITIGATION

    Hartford Life Insurance Company is or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted, some for substantial amounts. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

    On March 15, 2002, a jury in the U.S. District Court for the Eastern District of Missouri issued a verdict in Bancorp Services, LLC ("Bancorp") v. Hartford Life Insurance Company, et al. in favor of Bancorp in the amount of $118. The case involved claims of patent infringement, misappropriation of trade secrets, and breach of contract against the Company and its affiliate International Corporate Marketing Group, Inc. ("ICMG"). The judge dismissed the patent infringement claim on summary judgment. The jury's award was based on the last two claims. On August 28, 2002, the Court entered an order awarding Bancorp prejudgment interest on the breach of contract claim in the amount of $16.

    The Company and ICMG have appealed the judgment on the trade secret and breach of contract claims. Bancorp has cross-appealed the pretrial dismissal of its patent infringement claim. The Company's management, based on the advice of its legal counsel, believes that there is a substantial likelihood that the judgment will not survive at its current amount. Based on the advice of legal counsel regarding the potential outcomes of this litigation, the Company recorded an $11 after-tax charge in the first quarter of 2002 to increase litigation reserves associated with this matter. Should Hartford Life Insurance Company and ICMG not succeed in eliminating or reducing the judgment, a significant additional expense would be recorded in the future related to this matter.

    The Company is involved in arbitration with one of its primary reinsurers relating to policies with death benefit guarantees written from 1994 to 1999. The arbitration involves alleged breaches under the reinsurance treaties. Although the Company believes that its position in this pending arbitration is strong, an adverse outcome could result in a decrease to the Company's statutory surplus and capital and potentially increase the death benefit costs incurred by the Company in the future. The arbitration hearing was held during the fourth quarter of 2002, but no decision has been rendered.

(B) LEASES

    The rent paid to Hartford Fire for space occupied by the Company was $15, $15 and $15 in 2002, 2001 and 2000, respectively. Future minimum rental commitments are as follows:

2003........................................................    $ 16
2004........................................................      16
2005........................................................      16
2006........................................................      16
2007........................................................      16
Thereafter..................................................      32
                                                                ----
  TOTAL.....................................................    $112
                                                                ====

    The principal executive offices of Hartford Life Insurance Company, together with its parent, are located in Simsbury, Connecticut. Rental expense is recognized on a level basis for the facility located in Simsbury, Connecticut, which expires on December 31, 2009, and amounted to approximately $10, $11 and $11 in 2002, 2001 and 2000, respectively.

(C) TAX MATTERS

    The Company's Federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). Throughout the audit of the 1996-1997 years, the Company and the IRS have been engaged in an ongoing dispute regarding what portion of the separate account dividends-received deduction ("DRD") is deductible by the Company. During 2001 the Company continued its discussions with the IRS. As part of the Company's due diligence with respect to this issue, the Company closely monitored the activities of the IRS with respect to other taxpayers on this issue and consulted with outside tax counsel and advisors on the merits of the Company's separate account DRD. The due diligence was completed during the third quarter of 2001 and the Company concluded that it was probable that a greater portion of the separate account DRD claimed on its filed returns would be realized. Based on the Company's assessment of the probable outcome, the Company concluded an additional $144 tax benefit was appropriate to record in the third quarter of 2001, relating to the tax years 1996-2000. Additionally, the Company increased its estimate of the separate account DRD recognized with respect to tax year 2001 from $44 to $60. Furthermore, for tax year 2002, this amount was $63. During 2000, the Company had recorded a $24 tax benefit as a result of a final settlement with the IRS on different aspects of the Company's share of the dividends-received deduction for the 1993-1995 tax years.

    Earlier in 2002, the Company and its IRS agent requested advice from the National Office of the IRS with respect to certain aspects of the computation of the separate account DRD that had been claimed by the Company for the 1996-1997 audit period. During September 2002 the IRS National Office issued a ruling that confirmed that the Company had properly computed the items in question in the separate account DRD claimed on its 1996-1997 tax returns. Additionally, during the third quarter, the Company reached agreement with the IRS on all other issues with respect to the 1996-1997 tax years. The Company recorded a benefit of $76 during the third quarter of 2002, primarily relating to the tax treatment of such issues for the 1996-1997 tax years, as well as appropriate carryover adjustments to the 1998-2002 years. The Company will continue to monitor further developments surrounding the computation of the separate account DRD, as well as other items, and will adjust its estimate of the probable outcome of these issues as developments warrant. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

(D) UNFUNDED COMMITMENTS

    At December 31, 2002, Hartford Life Insurance Company has outstanding commitments to fund limited partnership investments totaling $205. These capital commitments can be called by the partnerships during the commitment period (on average, 3-6 years) to fund working capital needs or the purchase of new investments. If the commitment period expires and has not been fully funded, Hartford Life Insurance Company is not required to fund the remaining unfunded commitment, but may elect to do so.

14. SEGMENT INFORMATION

    Hartford Life Insurance Company is organized into three reportable operating segments which include Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). Investment Products offers individual fixed and variable annuities, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable life, universal life, interest sensitive whole life and term life insurance. COLI primarily offers variable products used by employers to fund non-qualified benefits or other post-employment benefit obligations as well as leveraged COLI. The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments, as well as certain group benefit products including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA.

    The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in Note 2. Hartford Life Insurance Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Intersegment revenues are not significant and primarily occur between corporate and the operating segments. These amounts include interest income on allocated surplus and the allocation of net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios. The Company's revenues are primarily derived from customers within the United States. The Company's long-lived assets primarily consist of deferred policy acquisition costs and deferred tax assets from within the United States. The following tables present summarized financial information concerning the Company's segments as well as the Company's revenues by product.

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                ---------------------------------
                                                  2002        2001        2000
                                                ---------   ---------   ---------
TOTAL REVENUES
  Investment Products.........................  $  2,185    $  2,114    $  2,068
  Individual Life.............................       858         774         545
  COLI........................................       592         717         765
  Other.......................................      (195)         50          69
                                                --------    --------    --------
    TOTAL REVENUES............................  $  3,440    $  3,655    $  3,447
                                                ========    ========    ========
NET INVESTMENT INCOME
  Investment Products.........................  $  1,057    $    867    $    724
  Individual Life.............................       223         204         142
  COLI........................................       277         352         366
  Other.......................................        26          72          94
                                                --------    --------    --------
    TOTAL NET INVESTMENT INCOME...............  $  1,583    $  1,495    $  1,326
                                                ========    ========    ========
AMORTIZATION OF DEFERRED POLICY ACQUISITION
  COSTS AND PVP
  Investment Products.........................  $    385    $    413    $    477
  Individual Life.............................       146         153         127
  COLI........................................        --          --          --
  Other.......................................        --          --          --
                                                --------    --------    --------
    TOTAL AMORTIZATION OF DEFERRED POLICY
      ACQUISITION COSTS AND PRESENT VALUE OF
      FUTURE PROFITS..........................  $    531    $    566    $    604
                                                ========    ========    ========
INCOME TAX EXPENSE (BENEFIT)
  Investment Products.........................  $     87    $    111    $    150
  Individual Life.............................        59          54          38
  COLI........................................        14          17          19
  Other.......................................      (158)       (138)        (13)
                                                --------    --------    --------
    TOTAL INCOME TAX EXPENSE..................  $      2    $     44    $    194
                                                ========    ========    ========
NET INCOME (LOSS)
  Investment Products.........................  $    343    $    375    $    354
  Individual Life.............................       116         106          70
  COLI........................................        31          36          35
  Other.......................................       (64)        129          28
                                                --------    --------    --------
    TOTAL NET INCOME..........................  $    426    $    646    $    487
                                                ========    ========    ========
ASSETS
  Investment Products.........................  $ 96,865    $106,497    $106,553
  Individual Life.............................     8,173       9,248       6,558
  COLI........................................    30,326      26,835      23,384
  Other.......................................     6,737       2,853       2,340
                                                --------    --------    --------
    TOTAL ASSETS..............................  $142,101    $145,433    $138,835
                                                ========    ========    ========

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                ---------------------------------
                                                  2002        2001        2000
                                                ---------   ---------   ---------
REVENUES BY PRODUCT
Investment Products
  Individual Annuities........................  $  1,364    $  1,392    $  1,447
  Other.......................................       821         722         621
                                                --------    --------    --------
    Total Investment Products.................     2,185       2,114       2,068
Individual Life...............................       858         774         545
COLI..........................................       592         717         765
                                                ========    ========    ========

15. ACQUISITIONS

    On April 2, 2001, Hartford Life acquired the individual life insurance, annuity and mutual fund businesses of Fortis, Inc. ("Fortis Financial Group" or "Fortis") for $1.12 billion in cash. The Company effected the acquisition through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisers, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis, Inc. The acquisition was accounted for as a purchase transaction and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's Consolidated Statements of Income.

16. QUARTERLY RESULTS FOR 2002 AND 2001 (UNAUDITED)

                                                                             THREE MONTHS ENDED
                                            -------------------------------------------------------------------------------------
                                                 MARCH 31,             JUNE 30,            SEPTEMBER 30,         DECEMBER 31,
                                            -------------------   -------------------   -------------------   -------------------
                                              2002       2001       2002       2001       2002       2001       2002       2001
                                            --------   --------   --------   --------   --------   --------   --------   --------
Revenues..................................    $913       $879       $814       $931       $826       $917       $887       $928
Benefits, claims and expenses.............     736        685        756        746        747        759        773        769
Net income................................     132        135         57        129        146        265         91        117

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE I

          SUMMARY OF INVESTMENTS--OTHER THAN INVESTMENTS IN AFFILIATES

                                                                     AS OF DECEMBER 31, 2002
                                                             ----------------------------------------
                                                                                      AMOUNT AT WHICH
                                                                                         SHOWN ON
TYPE OF INVESTMENT                                             COST     FAIR VALUE     BALANCE SHEET
------------------                                           --------   -----------   ---------------
                                                                          (IN MILLIONS)
FIXED MATURITIES
  Bonds and Notes U. S. Government and Government agencies
    and authorities (guaranteed and sponsored).............  $   255      $   264         $   264
    U. S. Government and Government agencies and
      authorities (guaranteed and sponsored)--asset
      backed...............................................    2,063        2,125           2,125
    States, municipalities and political subdivisions......       27           30              30
    International governments..............................      422          464             464
    Public utilities.......................................    1,160        1,201           1,201
    All other corporate, including international...........   11,094       11,788          11,788
    All other corporate--asset backed......................    7,152        7,400           7,400
    Short-term investments.................................      940          941             941
  Certificates of deposit..................................      561          572             572
  Redeemable preferred stock...............................        1            1               1
                                                             -------      -------         -------
    TOTAL FIXED MATURITIES.................................   23,675       24,786          24,786
                                                             -------      -------         -------
EQUITY SECURITIES
  Common Stocks Industrial and miscellaneous...............      137          120             120
                                                             -------      -------         -------
    TOTAL EQUITY SECURITIES................................      137          120             120
                                                             -------      -------         -------
    TOTAL FIXED MATURITIES AND EQUITY SECURITIES...........   23,812       24,906          24,906
                                                             -------      -------         -------
POLICY LOANS...............................................    2,895        2,895           2,895
                                                             -------      -------         -------
OTHER INVESTMENTS
  Mortgage loans on real estate............................      243          243             243
  Investment in partnerships and trusts....................      497          486             486
  Futures, options and miscellaneous.......................      (24)         189             189
                                                             -------      -------         -------
    TOTAL OTHER INVESTMENTS................................      716          918             918
                                                             -------      -------         -------
    TOTAL INVESTMENTS......................................  $27,423      $28,719         $28,719
                                                             -------      -------         -------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                  SCHEDULE III

                      SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                                           BENEFITS,
                        DEFERRED                 OTHER                 EARNED                    NET      CLAIMS AND    INSURANCE
                         POLICY       FUTURE    POLICY-               PREMIUMS       NET       REALIZED      CLAIM      EXPENSES
                       ACQUISITION    POLICY     HOLDER     POLICY       AND      INVESTMENT   CAPITAL    ADJUSTMENT       AND
SEGMENT                   COSTS      BENEFITS    FUNDS       FEES       OTHER       INCOME      LOSSES     EXPENSES       OTHER
-------                -----------   --------   --------   --------   ---------   ----------   --------   -----------   ---------
                                                                     (IN MILLIONS)
2002
Investment
  Products...........    $3,724       $4,656    $15,503     $1,146      $(18)       $1,057      $  --       $  932        $438
Individual Life......     1,210          535      3,030        629         6           223         --          393         141
Corporate Owned Life
  Insurance..........        12          316      3,334        304        11           277         --          401          84
Other................         8        1,151        236         --        67            26       (288)          40         (13)
                         ------       ------    -------     ------      ----        ------      -----       ------        ----
  CONSOLIDATED
    OPERATIONS.......    $4,954       $6,658    $22,103     $2,079      $ 66        $1,583      $(288)      $1,766        $650
                         ======       ======    =======     ======      ====        ======      =====       ======        ====
2001
Investment
  Products...........    $3,592       $4,211    $11,106     $1,249      $ (2)       $  867      $  --       $  801        $415
Individual Life......     1,170          506      2,945        555        15           204         --          330         128
Corporate Owned Life
  Insurance..........         8          321      4,120        353        12           352         --          514          84
Other................        --        1,012        241         --        69            72        (91)          58          (5)
  CONSOLIDATED
    OPERATIONS.......    $4,770       $6,050    $18,412     $2,157      $ 94        $1,495      $ (91)      $1,703        $622
                         ======       ======    =======     ======      ====        ======      =====       ======        ====
2000
Investment
  Products...........    $3,292       $3,293    $ 8,287     $1,325      $ 19        $  724      $  --       $  686        $401
Individual Life......     1,033          274      1,984        394         9           142         --          216          94
Corporate Owned Life
  Insurance..........        --          283      4,645        390         9           366         --          545          99
Other................        --          978         31         --        60            94        (85)          48           6
                         ------       ------    -------     ------      ----        ------      -----       ------        ----
  CONSOLIDATED
    OPERATIONS.......    $4,325       $4,828    $14,947     $2,109      $ 97        $1,326      $ (85)      $1,495        $600
                         ======       ======    =======     ======      ====        ======      =====       ======        ====

                       AMORTIZATION
                       OF DEFERRED
                          POLICY      DIVIDENDS
                       ACQUISITION    TO POLICY-
SEGMENT                   COSTS        HOLDERS
-------                ------------   ----------
                             (IN MILLIONS)
2002
Investment
  Products...........      $385       $      --
Individual Life......       146               3
Corporate Owned Life
  Insurance..........        --              62
Other................        --
                           ----       ---------
  CONSOLIDATED
    OPERATIONS.......      $531       $      65
                           ====       =========
2001
Investment
  Products...........      $413       $      --
Individual Life......       153               2
Corporate Owned Life
  Insurance..........        --              66
Other................        --              --
  CONSOLIDATED
    OPERATIONS.......      $566       $      68
                           ====       =========
2000
Investment
  Products...........      $477       $      --
Individual Life......       127              --
Corporate Owned Life
  Insurance..........        --              67
Other................        --              --
                           ----       ---------
  CONSOLIDATED
    OPERATIONS.......      $604       $      67
                           ====       =========

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                  SCHEDULE IV

                                  REINSURANCE

                                                               ASSUMED
                                                  CEDED TO      FROM                 PERCENTAGE OF
                                        GROSS       OTHER       OTHER       NET      AMOUNT ASSUMED
                                        AMOUNT    COMPANIES   COMPANIES    AMOUNT        TO NET
                                       --------   ---------   ---------   --------   --------------
                                                              (IN MILLIONS)
FOR THE YEAR ENDED DECEMBER 31, 2002
  Life insurance in force............  $345,900   $247,200     $42,046    $140,736        29.9%
                                       --------   --------     -------    --------       -----
  FEE INCOME, EARNED PREMIUMS AND
    OTHER
    Life insurance and annuities.....  $  2,419   $    350     $    41    $  2,110         1.9%
    Accident and health insurance....       396        365           4          35        11.4%
                                       --------   --------     -------    --------       -----
      TOTAL FEE INCOME, EARNED
        PREMIUMS AND OTHER...........  $  2,815   $    715     $    45    $  2,145         2.1%
                                       ========   ========     =======    ========       =====
FOR THE YEAR ENDED DECEMBER 31, 2001
  Life insurance in force............  $354,961   $170,359     $43,374     227,976        19.0%
                                       ========   ========     =======    ========       =====
  FEE INCOME, EARNED PREMIUMS AND
    OTHER
    Life insurance and annuities.....  $  2,637   $    486     $    63    $  2,214         2.8%
    Accident and health insurance....       515        494          16          37        43.2%
                                       --------   --------     -------    --------       -----
      TOTAL FEE INCOME, EARNED
        PREMIUMS AND OTHER...........  $  3,152   $    980     $    79    $  2,251         3.5%
                                       ========   ========     =======    ========       =====
FOR THE YEAR ENDED DECEMBER 31, 2000
  Life insurance in force............  $348,605   $145,529     $10,219    $213,295         4.8%
                                       ========   ========     =======    ========       =====
  FEE INCOME, EARNED PREMIUMS AND
    OTHER
    Life insurance and annuities.....  $  2,414   $    271     $    35    $  2,178         1.6%
    Accident and health insurance....       471        452           9          28        32.1%
                                       --------   --------     -------    --------       -----
      TOTAL FEE INCOME, EARNED
        PREMIUMS AND OTHER...........  $  2,885   $    723     $    44    $  2,206         2.0%
                                       ========   ========     =======    ========       =====

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HARTFORD LIFE INSURANCE COMPANY

                                               /s/ MARY JANE B. FORTIN
                                               --------------------------------------------
                                               Mary Jane B. Fortin
                                               SENIOR VICE PRESIDENT AND CHIEF ACCOUNTING
                                               OFFICER
Date: March 6, 2003

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----
             /s/ THOMAS M. MARRA
    ------------------------------------       President and Director                  March 6, 2003
               Thomas M. Marra

              /s/ DAVID T. FOY
    ------------------------------------       Senior Vice President, Chief Financial  March 6, 2003
                David T. Foy                   Officer and Director

           /s/ MARY JANE B. FORTIN
    ------------------------------------       Senior Vice President and Chief         March 6, 2003
             Mary Jane B. Fortin               Accounting Officer

           /s/ CHRISTINE H. REPASY
    ------------------------------------       Director                                March 6, 2003
             Christine H. Repasy

             /s/ JOHN C. WALTERS
    ------------------------------------       Director                                March 6, 2003
               John C. Walters

           /s/ LIZABETH H. ZLATKUS
    ------------------------------------       Director                                March 6, 2003
             Lizabeth H. Zlatkus

          /s/ DAVID M. ZNAMIEROWSKI
    ------------------------------------       Director                                March 6, 2003
            David M. Znamierowski

                                 CERTIFICATIONS

I, Thomas M. Marra, certify that:

1. I have reviewed this annual report on Form 10-K of Hartford Life Insurance Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003
By:  /s/ THOMAS M. MARRA
     ------------------------------------------
     Thomas M. Marra
     PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
     (Signature and Title)

I, David T. Foy, certify that:

1. I have reviewed this annual report on Form 10-K of Hartford Life Insurance Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003
By:  /s/ DAVID T. FOY
By:  -------------------------------------------
     David T. Foy
     SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
     (Signature and Title)

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                   FORM 10-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                 EXHIBITS INDEX

      EXHIBIT #
---------------------
    3.01                Restated Certificate of Incorporation of Hartford Life
                        Insurance Company filed March 1985 (File No. 2-89516) is
                        incorporated herein by reference.

    3.02                By-Laws of Hartford Life Insurance Company filed March 1985
                        (File No. 2-89516) is incorporated herein by reference.

    4.01                Restated Certificate of Incorporation and By-Laws of
                        Hartford Life Insurance Company (included as Exhibits 3.01 and 3.02, respectively).

    10.1                Tax Sharing Agreement among Hartford Life Insurance Company,
                        The Hartford Financial Services Group, Inc. and certain of their affiliates was filed as Exhibit 10.2 to Hartford
                        Life, Inc.'s Form 10-Q filed for the quarter ended June 30,
                        1997 (File No. 1-12749) and is incorporated herein by
                        reference.

    10.2                Management Agreement among Hartford Life Insurance Company, certain of its affiliates and Hartford Investment Services,
                        Inc. was filed as Exhibit 10.4 to Hartford Life, Inc.'s
                        Form 10-Q filed for the quarter ended June 30, 1997 (File
                        No. 1-12749) and is incorporated herein by reference.

    10.3                Management Agreement between Hartford Life Insurance Company and The Hartford Investment Management Company was filed as
                        Exhibit 10.3 to Hartford Life, Inc.'s Form 10-Q filed for
                        the quarter ended June 30, 1997 (File No. 1-12749) and is
                        incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Not applicable.

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(5)(b), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in Section 33-636(5)(b). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

Consistent with the statutes referenced above, under the Depositor's Certificate of Incorporation, the Depositor must indemnify directors for liability except liability that:

(A) involved a knowing and culpable violation of law by the director;
(B) enabled the director or an associate to receive an improper personal gain;
(C) showed a lack of good faith and a conscious disregard for the duty of the director of the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;
(D) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation or
(E) created liability under section 33-757 relating to unlawful distributions.

The Depositor's Certificate of Incorporation also permits the Depositor, at the discretion of the board of directors, to indemnify any current or former director, officer, employee or agent of the corporation to the fullest extent permitted by law. Accordingly, under the Depositor's bylaws, the Depositor must, to the fullest extent permitted by applicable law, indemnify directors and officers of the Depositor against all expenses, including attorney's fees, in connection with any proceeding by reason of the fact that such person was a director or officer of the Depositor.

Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         EXHIBIT
         NUMBER          DESCRIPTION                            METHOD OF FILING
         ------          -----------                            ----------------
           1             Underwriting Agreement                 Incorporated by reference to Registration
                                                                Statement File No. 333-24885, dated May 1, 1997.

           3(a)          Articles of Incorporation              Incorporated by reference to Post-Effective
                                                                Amendment No. 6 to the Registration Statement
                                                                File No. 333-66343, dated February 8, 2001.

           3(b)          By-laws                                Incorporated by reference to Post-Effective
                                                                Amendment No. 6 to the Registration Statement
                                                                File No. 333-66343, dated February 8, 2001.

           4             Group Annuity Contract                 Incorporated by reference to Pre-Effective
                                                                Amendment No. 1 to the Registration Statement
                                                                File No. 333-37290, dated April 4, 2001.

           5             Opinion re: legality                   Filed herewith.

          15             Letter of Deloitte &                   Filed herewith.
                         Touche LLP on unaudited
                         financial information

         23(a)           Legal Consent                          Filed herewith as Exhibit 5.

         23(b)           Consent of Deloitte &                  Filed herewith.
                         Touche LLP.

         24              Copy of Power of Attorney              Filed herewith.

Item 18. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             i. To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

             ii. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             iii.To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has reasonable grounds to believe that it meets all the requirements for filing this Registration Statement on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Simsbury, State of Connecticut on this 6th day of February, 2004.

HARTFORD LIFE INSURANCE COMPANY

By: Thomas  M. Marra                              *By: /s/ Marianne O'Doherty
   ---------------------------------------------      -----------------------
    Thomas M. Marra, President, Chief                  Marianne O'Doherty
    Executive Officer and Chairman of the Board*       Attorney-In-Fact

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 6th day of February, 2004.

David A. Carlson, Vice President, Director*
Robert A. Kerzner, Executive Vice President,
     Director*
Thomas M. Marra, President, Chief Executive
     Officer and Chairman of the Board, Director*
Ernest M. McNeill, Jr., Vice President
     & Chief Accounting Officer*
Christine Hayer Repasy, Senior Vice President,
     General Counsel & Corporate Secretary,        *By:  /s/ Marianne O'Doherty
     Director*                                          -----------------------
John C. Walters, Executive Vice President,                Marianne O'Doherty
     Director*                                            Attorney-in-Fact
Lizabeth H. Zlatkus, Executive Vice President
     and Chief Financial Officer, Director*         Date: February 6, 2004
David M. Znamierowski, Senior Vice President &
     Chief Investment Officer, Director*

333-109919

                                  EXHIBIT INDEX

5 Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary regarding legality of securities to be issued.

15    Letter of Deloitte & Touche LLP on unaudited financial information

23(a) Legal Consent filed as part of Exhibit 5.

23(b) Consent of Deloitte & Touche LLP.

24    Copy of Power of Attorney.